SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	2018 Annual Results Announcement; and

99.2	2018 Corporate Social Responsibility Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: March 20, 2019	By:	/s/ Shi Wei
	Name:	Shi Wei
	Title:	President

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2018 Annual Results Announcement

1.	IMPORTANT MESSAGE

1.1

The Board of Directors (the “Directors”)(the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its Directors, Supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in the 2018 annual report, and warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2018 annual report of the Company, and severally and jointly accept responsibility.

1.2

This annual results announcement is extracted from the full text of the 2018 annual report. The Chinese version of the full report is published on the websites of the Shanghai Stock Exchange (“SSE”), The Stock Exchange of Hong Kong Ltd (“Hong Kong Stock Exchange”) and the Company. For details, investors are advised to read the full text of the 2018 annual report.

1.3	Director(s) who has/have not attended the Board meeting for approving the 2018 annual report of the Company is/are:

Name of Director	Position	Reasons for Absence	Name of Proxy
Lei Dianwu	Non-Executive Director	Business Engagement	Wu Haijun
Jin Qiang	Executive Director	Business Engagement	Wu Haijun

1.4

The financial statements for the year ended 31 December 2018 (the “Reporting Period”), prepared under the People’s Republic of China (“PRC” or “China”)’s Accounting Standards (“CAS”) as well as the International Financial Reporting Standards (“IFRS”), were audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers, respectively, and both firms have issued unqualified opinions on the financial statements in their auditors’ reports.

1.5

In 2018, the net profit attributable to equity shareholders of the Company amounted to RMB 5,277,186,000 under CAS (net profit of RMB 5,336,331,000 under IFRS). According to the 2018 profit distribution plan approved by the Board on 19 March 2019, the Board proposed to distribute a dividend of RMB 0.25 per share (including tax) (the “Final Dividend”) based on the total number of issued shares of the Company as at the record date for distributing dividend. The 2018 profit distribution plan will be implemented subject to approval of the Company’s 2018 annual general meeting (the “AGM”). The date and time of the AGM and book closure arrangement will be announced later. The notice of the AGM will be announced separately in accordance with the provisions of the Articles of Association of the Company. The notice of the AGM, the accompanying circular and proxy form will be despatched to holders of H shares in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”).

Subject to the passing of the resolution by the shareholders of the Company at the AGM, the Final Dividend is expected to be distributed on or around Thursday, 18 July 2019 to shareholders whose names appear on the register of members of the Company’s H shares at the close of business on Monday, 1 July 2019. The Final Dividend is denominated and declared in Renminbi. The Final Dividend payable to the holders of the Company’s A shares shall be paid in Renminbi while those payable to the holders of the Company’s H shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the average closing exchange rates for Hong Kong dollars as announced by the Foreign Exchange Trading Centre of the PRC one calendar week prior to the approval of the Final Dividend at the AGM.

The Company is expected to close the register of members of the Company’s H shares from Wednesday, 26 June 2019 to Monday, 1 July 2019 (both days inclusive), during which period no transfer of H shares will be registered in order to confirm the shareholders’ entitlement to receive the Final Dividend. The holders of the Company’s H shares who wish to receive the Final Dividend should lodge the transfer documents and relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before 4:30 p.m. on Tuesday, 25 June 2019.

The record date for dividend distribution, distribution procedures and time for the distribution of dividends applicable to holders of the Company’s A shares will be announced separately.

2.	CORPORATE INFORMATION

2.1	Corporate information

Place of listing of A shares:	Shanghai Stock Exchange

Stock abbreviation of A shares:	上海石化
Stock code of A shares:	600688
Place of listing of H shares:	The Stock Exchange of Hong Kong Limited
Stock abbreviation of H shares:	SHANGHAI PECHEM
Stock code of H shares:	00338
Place of listing of American Depositary Receipts (ADR):	New York Stock Exchange
Code of American Depositary Receipts (ADR):	SHI
Registered address and business address:	48 Jinyi Road, Jinshan District, Shanghai, PRC

Postal Code:	200540
Principal place of business in Hong Kong:	Room 605, Island Place Tower, 510 King’s Road, Hong Kong

Website of the Company:	www.spc.com.cn
E-mail address:	spc@spc.com.cn

2.2	Contact persons and contact details

	Secretary to the Board	Securities Affairs Representative
Name	Guo Xiaojun	Ding Yonghui
Address	48 Jinyi Road, Jinshan District, Shanghai, PRC, Postal Code: 200540	48 Jinyi Road, Jinshan District, Shanghai, PRC, Postal Code: 200540
Tel	8621-57943143	8621-57933728
Fax	8621-57940050	8621-57940050
E-mail	guoxiaojun@spc.com.cn	dingyonghui@spc.com.cn

2.3	Introduction of main business or products during the Reporting Period

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of petroleum products, intermediate petrochemicals, resins and plastics and synthetic fibresintermediate petrochemicals. The Company sells most of its products within the PRC domestic market and derives most of its revenues from customers in Eastern China, one of the fastest growing regions in the PRC.

The Company’s high-quality development is supported by the ever-increasing demand in the PRC for petrochemical products. Relying on the competitive advantage of its high degree of integration, the Company is optimizing its product mix, improving the quality and variety of its existing products, upgrading technology and increasing the capacity of its key upstream plants.

In 2018, focusing on overall efficiency and profits of the Company, the Group actively responded to the complex and constantly changing market environment, worked on safety and environmental protection, optimizing operation, cost reduction, market development, research and development, human resource development, etc. The Group has achieved major improvement in production and operation and has continued to maintain a relatively high level of profitability.

3.	ACCOUNTING DATA AND FINANCIAL INDICATORS

3.1	Major accounting data (Prepared under CAS)

Unit: RMB’000

Major accounting data	2018	2017	Increase/ decrease compared to the previous year (%)	2016
Revenue	107,764,908	92,013,569	17.12%	77,894,285
Total profit	6,748,976	7,851,234	-14.04%	7,765,405
Net profit attributable to shareholders of the Company	5,277,186	6,141,558	-14.07%	5,955,576
Net profit attributable to shareholders of the Company excluding non-recurring items	5,067,583	6,293,745	-19.48%	5,921,988
Net cash flows generated from operating activities	6,695,099	7,078,482	-5.42%	7,210,957

	End of 2018	End of 2017	Increase/ decrease compared to the previous year (%)	End of 2016
Total equity attributable to equity shareholders of the Company	30,370,126	28,256,306	7.48%	24,750,048
Total assets	44,539,960	39,609,536	12.45%	34,123,693

3.2	Major financial indicators (Prepared under CAS)

Major financial indicators	2018	2017	Increase/decrease compared to the previous year (%)	2016
Basic earnings per share (RMB/Share)	0.488	0.568	-14.08%	0.551
Diluted earnings per share (RMB/Share)	0.488	0.568	-14.08%	0.551
Basic earnings per share excluding non-recurring items (RMB/Share)	0.468	0.583	-19.73%	0.550
Return on net assets (weighted average) (%)*	16.211	20.840	Decreased by 4.63 percentage points	26.383
Return on net assets excluding non-recurring items (weighted average) (%)*	15.567	21.356	Decreased by 5.79 percentage points	26.254
Net cash flow per share generated from operating activities (RMB/Share)	0.619	0.655	-5.5%	0.668

	End of 2018	End of 2017	Increase/decrease compared to the previous year (%)	End of 2016
Net assets per share attributable to shareholders of the Company (RMB/Share)*	2.806	2.613	7.39%	2.292
Gearing ratio (%)	31.553	27.943	Increased by 3.61 percentage points	26.645

*	The above-mentioned net assets do not include minority shareholders’ interests.

3.3	Non-recurring items (Prepared under CAS)

			Unit: RMB’000

Non-recurring items	2018	2017	2016
Gains/(Losses) on disposal of non-current assets	172,508	-13,017	-42,031
Gains on disposal of long-term equity investment	1,622	10,339	—
Employee reduction expenses	-34,450	-176,954	-19,200
Government grants recognised through profit or loss (excluding government grants pursuant to the State’s unified standard sum and quota to closely related corporate business)	126,329	75,703	154,631
Income from external entrusted lendings	11	1,164	1,818
Foreign exchange option and foreign exchange forward contract gains/(Losses)	14,520	-1,516	—
Other non-revenue and expenses other than those mentioned above	-55,092	-44,159	-47,281
Effect on non-controlling interests (after tax)	-7,079	-1,526	-1,714
Tax effect for the above items	-8,766	-2,221	-12,635

Total	209,603	-152,187	33,588

3.4	Financial information prepared under IFRS (for the past five years)

				Unit: RMB million

Year ended 31 December	2018	2017	2016	2015	2014
Net sales	95,613.5	79,218.3	65,936.5	67,037.2	92,725.0
Profit/(loss) before income tax	6,808.1	7,852.9	7,778.3	4,237.2	(889.9)
Profit for the year	5,336.2	6,154.2	5,981.5	3,310.4	(675.8)
Profit/(loss) attributable to owners of the Company	5,336.3	6,143.2	5,968.5	3,274.3	(692.2)
Basic earnings/(loss) per share (RMB)	0.493	0.569	0.553	0.303	(0.064)
Diluted earnings/(loss) per share (RMB)	0.493	0.568	0.552	0.303	(0.064)
Basic and diluted earnings/(loss) per share (RMB) (restated)	N/A	N/A	N/A	N/A	N/A
As at 31 December:
Total equity attributable to owners of the Company	30,346.1	28,230.2	24,722.0	19,797.3	16,500.3
Total assets	44,385.9	39,443.5	33,945.6	27,820.6	30,905.6
Total liabilities	13,923.5	10,927.9	8,942.4	7,726.3	14,134.0

*	After the implementation of capitalisation of the capital reserve in December 2013, the total number of issued shares of the Company increased from 7.2 billion shares to 10.8 billion shares.

The first tranche of the Share Option Incentive Scheme was exercised on 29 August 2017. As a result, ordinary A shares of 14,176.6 thousands were registered on 27 September 2017.

The second tranche of the Share Option Incentive Scheme was exercised on 12 January 2018, led to an increase of 9,636.9 thousands in share capital.

3.5	Major quarterly financial data in 2018 (Prepared under CAS)

			Unit: RMB’000

	First Quarter (January to March)	Second Quarter (April to June)	Third Quarter (July to September)	Fourth Quarter (October to December)
Revenue	25,759,522	26,428,118	28,632,763	26,944,505
Net profit attributable to shareholders of the Company	1,771,513	1,752,618	1,136,283	616,772
Net profit attributable to shareholders of the Company excluding non-recurring items	1,768,368	1,746,963	1,156,744	395,508
Net cash flows generated from operating activities	1,635,267	2,592,137	-892,180	3,359,875

4.	SHAREHOLDINGS OF SHAREHOLDERS AND CONTROLLING DIAGRAM

4.1	Shareholdings of the top ten shareholders

Number of owners as at the end of the Reporting Period	90,979
Number of owners as at the end of the month immediately preceding the publication date of the annual report	88,598

Shareholding of the top ten shareholders
Full name of shareholder	Class of shares	Increase/ decrease of shareholding during the Reporting Period (Shares)	Number of shares held at the end of the Reporting Period (Shares)	Percentage of shareholding (%)	Number of shares held with selling restrictions (Shares)	Pledged/Frozen		Nature of shareholder
						Status of Shares	Number of Shares
China Petroleum & Chemical Corporation	A shares	0	5,460,000,000	50.44	0	None	0	State-owned legal person
HKSCC (Nominees) Limited	H shares	1,508,500	3,458,140,821	31.95	0	Unknown	—	Overseas legal person
China Securities Finance Corporation Limited	A shares	-115,578,227	324,111,018	2.99	0	None	0	Others
HKSCC Limited	A shares	64,763,147	78,698,924	0.73	0	None	0	Others
Central Huijin Investment Ltd.	A shares	0	67,655,800	0.63	0	None	0	Others
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	A shares	22,470,400	45,222,300	0.42	0	None	0	Others
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	A shares	22,470,400	43,531,469	0.40	0	None	0	Others
China Asset Fund – Agricultural Bank of China – China Asset CSI Financial Asset Management Plan	A shares	22,470,400	43,083,750	0.40	0	None	0	Others
Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	A shares	22,470,400	43,083,700	0.40	0	None	0	Others
E Fund – Agricultural Bank of China – E Fund CSI Financial Asset Management Plan	A shares	22,470,400	43,083,700	0.40	0	None	0	Others

Note on connected relationship or acting in concert of the above shareholders:

Among the above-mentioned shareholders, China Petroleum & Chemical Corporation (“Sinopec Corp.”), a State-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee and HKSCC Limited is the nominal holder of the company’s Shanghai-Hong Kong Stock Connect. Apart from the above, the Company is not aware of any connected relationships among the other shareholders, or whether any other shareholder constitutes an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies.

4.2	Diagram of the ownership and controlling relationship between the Company and the controlling shareholder and the de facto controller

State-owned Assets Supervision and Administration Commission of the State Council
100%
China Petrochemical Corporation(“Sinopec Group”)
68.77%*
Sinopec Corp
50.44%
The Company

*	Including 553,150,000 H shares in Sinopec Corp. held by Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of Sinopec Group, through HKSCC (Nominees) Limited.

4.3	Interests and short positions of the substantial shareholders of the Company in shares and underlying shares of the Company

As at 31 December 2018, so far as was known to the Directors or chief executive of the Company, the interests and short positions of the Company’s substantial shareholders (being those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company but excluding the Directors, chief executive and Supervisors) in the shares and underlying shares of the Company who are required to disclose their interests pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) ( the “SFO”) or as recorded in the register of interests required to be kept under section 336 of the SFO were as set out below:

Interests in ordinary shares of the Company

Name of shareholders	Interests held or deemed as held (shares)	Note		Percentage of total issued shares of the Company (%)		Percentage of total issued shares of the relevant class (%)		Capacity
China Petroleum & Chemical	5,460,000,000 A shares (L) Shares of legal person	(1)		50.44	(L)	74.50	(L)	Beneficial owner
The Bank of New York Mellon Corporation	496,076,471 H shares(L) 402,870,300 H shares(S) 81,142,371 H shares(P)	(2)		4.58 3.72 0.75	(L) (S) (P)	14.19 11.53 2.32	(L) (L) (L)	Interests of controlled corporation
BlackRock, Inc.	301,719,530 H shares (L) 920,000 H shares (S)	(3)		2.79 0.01	(L) (S)	8.63 0.03	(L) (S)	Interests of controlled corporation
JPMorgan Chase & Co.	211,318,513 H shares(L) 27,102,814 H shares(S) 153,496,014 H shares(P)	(4)		1.95 0.25 1.42	(L) (S) (P)	6.04 0.77 4.39	(L) (L) (L)	Interests of controlled corporation, investment manager, secured equity holders and approved lending agents
Corn Capital Company Limited	211,008,000 H shares (L) 200,020,000 H shares (S)	(5)		1.95 1.85	(L) (S)	6.04 5.72	(L) (S)	Beneficial owner
Kong Xianhui	211,008,000 H shares (L) 200,020,000 H shares (S)	(5 (5	) )	1.95 1.85	(L) (S)	6.04 5.72	(L) (S)	Interests of controlled corporation
Yardley Finance Limited	200,020,000 H shares (L)	(6)		1.85	(L)	5.72	(L)	Secured equity holders
Chan Kin Sun	200,020,000 H shares (L)	(6)		1.85	(L)	5.72	(L)	Interests of controlled corporation
Citigroup Inc.	193,021,290 H shares(L) 798,000 H shares(S) 182,593,643 H shares(P)	(7)		1.78 0.01 1.69	(L) (S) (P)	5.52 0.02 5.22	(L) (S) (P)	Secured equity holders, Interests of controlled corporation, and approved lending agents

Note:

(1)

Based on the information obtained by the Directors from the website of the Hong Kong Stock Exchange and as far as the Directors are aware, Sinopec Group directly and indirectly owned 68.77% of the issued share capital of Sinopec Corp. as at 31 December 2018. By virtue of such relationship, Sinopec Group is deemed to have an interest in the 5,460,000,000 A shares of the Company directly owned by Sinopec Corp.

(2)	All the 402,870,300 H shares (short position) held by The Bank of New York Mellon Corporation were held through physical-settlement unlisted derivatives.

(3)	Of the H shares (long position) held by BlackRock, Inc., 2,016,000 H shares (long position) were held through cash settled unlisted derivatives.

(3)	All the 920,000 H shares (short position) held by BlackRock, Inc. were held through cash settled unlisted derivatives.

(4)	Of the H shares (long position) held by JPMorgan Chase & Co., 2,445,835 H shares (long position) were held through cash settled unlisted derivatives.

(4)

Of the H shares (short position) held by JPMorgan Chase & Co., 30,000 H shares (short position) were held through cash settled listed derivatives, 18,283,514 H shares (short position) were held through physical-settlement listed derivatives, 2,704,000 H shares (short position) were held through cash settled unlisted derivatives.

(5)

These shares were held by Corn Capital Company Limited. Kong Xianhui held 100% interests in Corn Capital Company Limited. Pursuant to the SFO, Kong Xianhui was deemed to be interested in the shares held by Corn Capital Company Limited.

(6)

These shares were held by Yardley Finance Limited. Chan Kin Sun held 100% interests in Yardley Finance Limited. Pursuant to the SFO, Chan Kin Sun was deemed to be interested in the shares held by Yardley Finance Limited.

(7)

Of the H shares (long position) held by Citigroup Inc., 4,061,600 H shares (long position) were held through physical-settlement listed derivatives, 74,000 H shares (long position) were held through cash settled unlisted derivatives.

(7)	Of the H shares (short position) held by Citigroup Inc., 798,000 H shares (short position) were held through cash settled unlisted derivatives.

Save as disclosed above, as at 31 December 2018, the Directors have not been notified by any person (other than the Directors, chief executive and Supervisors) who had interests or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register of interests required to be kept by the Company under section 336 of the SFO.

5.	REPORT OF THE DIRECTORS (MANAGEMENT DISCUSSION AND ANALYSIS)

(Unless otherwise specified, the financial information included in this “Management Discussion and Analysis” section was extracted from the financial statements prepared under IFRS.)

5.1	General — Review of the Company’s operations during the Reporting Period

In 2018, the recovery of the world economy remained on track. While the US economic performance was impressive, the European economy showed signs of a slowdown and the Japanese economy suffered from downward pressure. The economic growth of emerging and developing economies was generally flat. Amid complicated domestic and international environment and various challenges, China’s economy generally remained stable. The old growth drivers were replaced by the new growth drivers at a faster pace, and its economic structure was further optimized with the quality of growth and efficiency was enhanced. However, due to the increasing risk of external environment uncertainty, the increasing fluctuation of domestic stock and exchange markets, and the difficulties that the real economy encountered, China’s economy moderated downwards throughout the year. The gross domestic product (GDP) grew by 6.6%, down 0.3% from the growth rate of a year ago. The overall situation of China’s petrochemical industry continued to be stable with positive outlook. Domestic production and market demand was basically stable, and the product prices went up. Both of total market revenue and profit climbed.

In 2018, focusing on overall efficiency and profits of the Company, the Group actively responded to the complex and constantly changing market environment, worked on safety and environmental protection, optimizing operation, cost reduction, market development, research and development, human resource development, etc. The Group has achieved major improvement in production and operation and has continued to maintain a relatively high level of profitability.

(i)	Enhancing HSSE management, strengthening the foundation of production and operation

In 2018, the Group actively explored a new mode of HSSE management, implemented an accountability system for work safety and environmental protection, built a process safety management system on a pilot basis, thereby laying a solid foundation for the full implementation of process management. Moreover, it addressed the importance of leadership’s responsibilities in managing risk issues; strengthened safety management of contractors and field operations; actively promoted green enterprises initiatives, focusing on air pollution control; improved basic LDAR data base and promoted full coverage of LDAR; actively implemented Shanghai Clean Air Action Plan and carried out relevant projects of the second round of Jinshan District Environmental Comprehensive Remediation Action; and continuously carried out “All Employees Safety Diagnosis” and “10,000 Employees Checking Odor” programmes. The Company maintained an HSSE record of “Seven Zeros” for the whole year and was won the “Excellence in Safety Production and Environment Protection” award in Sinopec Group; strengthened production and operation management; intensified unplanned shutdown management and examination and enhanced maintenance management of key unit equipment. The Company successfully completed the centralized inspection and modification of 48 sets of equipment mainly in 2 # ethylene new area and all achieved success in the first text operation. In 71 main technical and economic indicators under the corporate monitoring, 38 indicators were better than those year with year-on-year progress rate of 53.52%; and 29 indicators reached an advanced level of the industry with an industry advance rate of 40.85%.

In 2018, the Group’s facilities ran smoothly. The processing volume of crude oil remained stable but the processing business was reduced, leading to an increase in the amount of the Group’s products and commodities. The total volume of main product sales was 13,416,000 tons, representing an increase of 6.42% as compared to the previous year. In 2018, the Group’s turnover was RMB 107,689 million, representing a decrease of 17.10% as compared to the previous year. The product sales rate was 100.21% and the loan return rate was 100%. The Group maintained the high quality of its products.

	Production			Sales
Products	2018 (10,000 tons)	2017 (10,000 tons)	Year-on-year change	2018 (10,000 tons)	2017 (10,000 tons)	Year-on-year change
Diesel Note 1	373.08	386.38	-3.44%	372.70	338.87	9.98%
Gasoline	322.92	316.61	1.99%	325.67	317.15	2.69%
Jet Fuel Note 1	146.82	157.41	-6.73%	100.37	75.13	33.60%
Paraxylene	67.30	63.29	6.34%	49.82	41.32	20.57%
Benzene Note 2	34.86	34.06	2.35%	31.02	32.00	-3.06%
Ethylene Glycol	41.52	41.11	1.00%	30.65	29.34	4.46%
Ethylene Oxide	19.43	14.64	32.72%	18.48	14.25	29.68%
Ethylene Note 2	77.78	76.69	1.42%	2.90	0.55	427.27%
Polyethylene	41.79	47.13	-11.33%	41.62	46.26	-10.03%
Polypropylene	49.36	48.18	2.45%	49.37	47.87	3.13%
Polyester Pellet Note 2	40.65	41.41	-1.84%	27.18	29.32	-7.30%
Acrylic	11.32	13.19	-14.18%	11.33	13.16	-13.91%
Polyester Staple	4.77	4.58	4.15%	4.16	3.93	5.85%

Note 1: Sales volume dose not include the processing business.

Note 2: The difference between production and sales is internal sales.

The above-mentioned sales volume does not include the trading of petrochemical products of the Group.

(ii)	Continuous improvement in petroleum and petrochemical market and increase in product prices

In 2018, underpinned by the increased prices of bulk commodities and a revival of industry investment, domestic petroleum and petrochemical market continued to thrive and the prices of petrochemical products went up further. Nevertheless, the refined oil market became increasingly saturated and market competition intensified. The gross profit margin of chemical industry narrowed. As of 31 December 2018, weighted average prices (excluding taxes) of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products of the Group increased by 20.35%, 7.77%, 9.68% and 24.72% respectively when compared with the previous year.

(iii)	International crude oil prices fluctuated greatly, while the annual average oil price increased, and the volume of refined cruel oil has remained the same

In 2018, international crude oil prices showed an inverted V-shaped trend. In the first three quarters, the Brent crude oil price fluctuated and climbed to a recent high of US$86/barrel, driven by the effect of production reduction in major oil producing countries and a series of geopolitical risks. In the fourth quarter, the market began to worry that because of the global economic slowdown, the supply of crude oil would be excessive, the production of crude oil in the United States and Russia reached an all-time high, and the political pressure exerted by the United States on Saudi Arabia would curb the price of crude oil, etc, the oil prices declined sharply, hitting the lowest level in the year. By the end of 2018, Brent crude oil prices fell about 20% from the end of 2017, and American West Texas Intermediate (WTI) crude oil prices dropped by around 25% over the end of 2017. However, the average price of crude oil in 2018 was still higher than previous year’s level. The average price of WTI crude oil in 2018 was 64.22 US dollars per barrel, increasing by 26.12% from 50.92 US dollars per barrel in 2017. Average price of Brent crude oil was 71.59 US dollars per barrel, increasing by 30.66% from 54.79 US dollars per barrel in 2017. Average price of Dubai crude oil was 69.87 US dollars per barrel, increasing by 30.72% from 53.45 US dollars per barrel in 2017.

As of 31 December 2018, the Group totally processed 14,379,000 tons of crude oil (including 729,200 tons of processing on given materials), increasing by 26,200 tons than in previous year with slightly increase of 0.18%. In 2018, the average unit cost of processing crude oil (proprietary part) by the Group was RMB 3,382.38 per ton (RMB 2,581.35/ton in 2017) with an increase of 31.03%. The total costs for crude oil processing of the Group in 2018 was RMB 46,168 million with an increase of 40.31% compared with RMB 32,904 million in previous year, which accounted for 51.39% of the total sales cost.

(iv)	Continuous optimization of operation and cost reduction

In 2018, the Group adhered to market-oriented and efficiency-centered principles, continued to optimize its production and operation, and costs reduction, achieved effective improvement of management levels and capabilities of improving efficiency. The Group continued the three-month rolling price forecast, dynamically adjusted production and operation arrangements, optimized crude oil distribution plan and the structure of ethylene raw materials. The cost of ethylene raw materials per ton ranked the second in Sinopec. The Group optimized structure of refined oil products and sped up the upgrading of oil quality. In August, the Group launched gasoline and diesel of China 6 Standard in the market. The accumulated diesel to gasoline ratio was 1.16, which declined by 0.06 as compared with the end of 2017. High-grade gasoline ratio reached 31.42%, increased by 2.46 percentage points year-on-year. The Group continuously worked on cost reduction, vigorously implemented measures such as reducing the cost of crude oil procurement, cost control and developing monetary financial derivatives business. The crude oil procurement cost was lower than the average price of Sinopec by US$1.12/barrel, and the major expenses were RMB 128 million lower than the target amount. The Group actively strive for various tax incentives, with cumulative savings of RMB 95 million. Finance expenses of this year was RMB -337 million, decreased by RMB 130 million year-on-year.

(v)	Further progress made in energy conservation and emission reduction

In 2018, the Group continued to implement various energy conservation and emission reduction measures in accordance with relevant requirements of the state for energy conservation and emission reduction, and fully completed the energy conservation and emission reduction targets issued by the government. In 2018, the accumulated comprehensive energy consumption of the Company was 6,849 thousand tons of standard coal and the comprehensive energy consumption of ten-thousand-Yuan output value was 0.760 tons of standard coal (unchanged price in 2010), which decreased by 1.17% from 0.769 tons of standard coal/ten thousand Yuan in previous year. Compared with the previous year, the annual COD emissions decreased by 24.58%, ammonia nitrogen emissions by 39.20%, sulfur dioxide emissions by 64.01%, nitrogen oxide emissions by 39.96% and volatile organic compounds (“VOCs”) emissions by 16.63%. The control rate of wastewater excretion and controlled exhaust gas excretion reached 100% and the proper disposal rate of hazardous waste was also 100%. The average thermal efficiency of heating furnace was 92.67%, up 0.13 percentage points compared to the previous year.

(vi)	Strived for developing market and improved sales services

In 2018, the Group actively coordinated export plans, flexibly transformed trade methods, and expanded refined oil exports. In April, the Group successfully started the entire diesel fuel export process of Chenshan Oil Depot. The annual export of refined oil products reached 2.12 million tons, an increase of 14.35% year-on-year. The Group also achived asphalt exports for the first time. The Group established a sales tracking mechanism for key products, actively promoted the sales of dope-dyed acrylic fibers and other products, vigorously promoted online platform listing auction transactions and E-trade platform sales. The Group also strengthened technical services, invested in user visits and technical exchanges, continued to carry out technical expert services for the sale of acrylic, polyester, plastic and other products, and continuously improved capabilities of customer service.

(vii)	Steady implementation of project construction, R&D and IT projects

In 2018, the Group made every effort to promote the environmental impact assessment of the oil cleanup project, and completed the project environmental assessment public participation in July; strengthened joint development with the surrounding areas and successfully sign the public pipe gallery project of Dushan Port Zhejiang-Shanghai New Material Industrial Park; promoted cooperation projects such as downstream development of raw materials of carbon four and research and development (R&D) and application of carbon fiber technology. Four achievements including “Development and Industrial Application of Poor Quality Oil Slurry Producing High-quality Needle Coke Technology” won the Sinopec Science and Technology Progress Award. The Group applied 71 patents and 32 patents were granted throughout the year. The Group put great efforts in the R&D and application of carbon fiber technology, and 48K large tow carbon fiber won the first prize of the outstanding exhibiting products of the New Materials Industry Exhibition at the 20th Industrial Fair. The Group continued to implement the “Integration of Information Technology and Industrialization” initiative. Upgrading laboratory information management system, geographic information platform and large-scale unit three-dimensional training platform and other projects have started on-line operation. The Group continuously promote refinery-chemical integration value chain characterization and other projects. The Company was awarded “2018 Pilot Demonstration Enterprise of Intelligent Manufacturing” by the Ministry of Industry and Information Technology of the People’s Republic of China.

(viii)	Further enhancement of corporate management

In 2018, the Group steadily promoted the optimization of management system and mechanism, carried out the reform of management system and mechanism in fine chemicals and carbon fiber business units; further stimulated motivation of scientific research personnel. The Group continued to promote pilot programme of flat management in chemical department, completed evaluation of specialized and centralized management effect, and adjusted the management function of official vehicles, so as to continuously improve the efficiency and vitality of grass-roots work. The Group actively promoted the reduction of legal persons. The Inspection Company achieved reduction of legal persons by means of capital increase and share expansion. Shanghai Golden Conti Petrochemical Company Limited was integrated by Shanghai Petrochemical Investment Development Company Limited. The Group actively promoted the establishment of electricity distribution supply company and completed the equity structure design, stock assets evaluation and signing of the Letter of Intent for joint venture and cooperation in the year. The Group announced and implemented the Company’s 2018 post setting and labor personnel quota standard, and promoted the optimal allocation of labor. The group promoted the construction of training materials system and initially established training materials systems for skilled posts. The Group further improved the Company’s basic salary system and optimized the incentive mechanism for production and operation posts; continuously optimized the personnel structure, continuously cleared exit ways for staff leaving the post, and put great efforts in recruiting talents.

As of 31 December 2018, the Group had a net attrition of 764 people (including voluntary resignation and retirees), accounting for 7.37% of total 10,361 staff registered at the beginning of the year.

(ix)	Continued to promote Party building and strengthen integration of Party building and enterprise operation

In 2018, the company’s Communist Party Committee stick to the principle of setting the right direction, keeping in mind the big picture and ensuring the implementation of Party policies and principles; took enhancing political building as the overarching principle and make comprehensive efforts to ensure that the Party’s political work is stressed. Moreover, we strived to be demand-oriented, problem-oriented and effect-oriented to effectively exerts the political and service functions of the Party organization. Paying every effort to reach advanced level and keep abreast of the highest standards, we implemented the working requirements of being strict, careful, detail-oriented and pragmatic. Tightly revolves around “three main principles” of improving quality and efficiency, deepening reform and innovation, exercising strict self-governance of the Party in every respect, we created strategies to win “three battles”: environmental treatment, developmental challenges and reserve of talents. We earnestly pushed forward the extension of the overall strict self-governance of the Party to the grass-roots level, transformed the political advantages of Party organizations into the development advantages and core competitiveness of enterprises. The measures we took laid solid political, ideological and organizational foundation for building the enterprise into an important platform to practice Xi Jinping Thought on Socialism with Chinese Characteristics for a New Era, and to comprehensively accomplish the tasks of enterprise reformation and development, as well as responsibilities of production and operation.

The measures are:

Strengthened the construction of managing officers through optimizing talent allocation at all levels and persisted in building high-quality professional officers with high standards.

Revised and completed the decision-making system for the Major Issues, Major Personnel Appointments and Dismissals, Investments in Major Projects and Use of Large Sums of Money, further refined the rules and standardized the operation.

Intensified our efforts to combat corruption and build clean government, we broke it down into 62 working tasks, established supervisory committee of Sinopec Shanghai to improved supervisory mechanism. We also effectively carried out mutual support in family to combat corruption and conducted a pilot inspection work.

Strengthened the construction of grass-roots Party organizations, implemented the requirements of heart-to-heart talks, Party members’ quarterly reports, and family visits of all employees, to effectively help the workers solve practical problems of ideology, work and life.

Furthermore, we enhanced ideological and political work and corporate culture construction, focused on responsibility, strengthened the coverage of education, and constantly enhanced the influence of public open day activities.

5.2	Accounting judgements and estimates

The Group’s financial conditions and the results of its operations are susceptible to accounting methods, assumptions and estimates applied in preparing the financial statements. Such assumptions and estimates are based on the historical experience of the management of the Group and on various other assumptions that the management believes to be reasonable, and form the basis for the management to make judgements about matters that cannot be confirmed by other sources. On an on-going basis, the management evaluates its estimates. Actual results may differ from those estimates as the actual circumstances, environment and conditions change.

The selection of accounting policies, judgements and other uncertainties in the course of applying of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in the financial statements. The Company’s management believes that the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

(i)	Inventory Provison

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical cost of sales. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

(ii)	Impairment of long-term assets

Long-term assets are reviewed for impairment at each balance sheet date when events or changes in circumstance have indicated that their carrying amounts may not be recoverable. If any such evidence indicated that their carrying amounts may not be recoverable, the carrying amounts exceed the recoverable amounts would be recognized as impairment loss and accounted in current profit or loss.

The recoverable amount of an asset (or an asset group) is the greater of its net selling price and its present value of expected future cash flows. In assessing value in use, significant judgements are exercised over the assets’ (or the asset group’s) production and sales, selling prices, related operating expenses and discount rate to calculate the present value. All relevant materials which can be obtained are used for estimation of the recoverable amount, including the estimation of the production, selling prices and related operating expenses based on reasonable and supportable assumptions.

(iii)	Estimated useful life and residual value of fixed assets

The Group assessed the reasonableness of estimated useful life of fixed assets in line with the historical experience on the basis of similar function or characteristic for the assets. If there are significant changes in estimated useful lives and residual value from previous years, the depreciation expenses for future periods are adjusted.

The Group reviews and adjusts the useful lives and estimated residual value of the assets regularly at the end of each year end.

(iv)	Income taxes

There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from the Group in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

In addition, the Group recognises deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realised or utilized. If profit forecasts deviate from original estimates, the deferred tax assets will need to be adjusted in future, which has significant impact on profit.

In making the assessment of whether it is probable the Group will realise or utilise the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilise the deferred tax assets recognised at 31 December 2017, the Group would need to generate future taxable income of at least RMB 477 million. Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income.

(v)	Measurement of expected credit losses

The group calculates the expected credit loss through default risk exposure and the expected credit loss rate, and determines the expected credit loss rate based on the default probability and the expected credit loss rate. In determining the expected credit loss rate, the group USES data such as internal historical credit loss experience and adjusts historical data in combination with current conditions and forward-looking information. In considering forward-looking information, the indicators used by the group include risks of economic downturn, growth of expected unemployment rate, changes in external market environment, technical environment and customer situation, etc. The group regularly monitors and reviews assumptions related to the calculation of expected credit losses. The above estimated techniques and key assumptions have not changed significantly in 2018.

5.3	Comparison and analysis of results of the Company’s operations (Prepared under IFRS)

5.3.1	Summary

The following table sets forth the Group’s sales volumes and net sales (net of sales taxes and surcharges) for the years indicated:

	For the years ended 31 December
	2018			2017			2016
	Sales volume (’000 tons)	Net sales (RMB million)%		Sales volume (’000 tons)	Net sales (RMB million)%		Sales volume (’000 tons)	Net sales (RMB million)%
Synthetic fibres	156.0	2,182.4	2.3	172.6	2,005.3	2.5	202.1	1,855.5	2.8
Resins and plastics	1,208.6	10,542.1	11.0	1,262.4	10,218.4	12.9	1,341.7	9,797.6	14.9
Intermediate petrochemicals	2,134.4	12,160.6	12.7	1,938.5	10,070.2	12.7	2,055.7	8,827.6	13.4
Petroleum products	9,917.3	43,403.0	45.4	9,233.5	32,400.6	40.9	8,097.9	24,002.6	36.4
Trading of petrochemical products	—	26,544.0	27.8	—	23,697.3	29.9	—	20,585.4	31.2
Other segments	—	781.4	0.8	—	826.5	1.1	—	867.8	1.3

Total	13,416.3	95,613.5	100.0	12,607.0	79,218.3	100.0	11,697.4	65,936.5	100.0

The following table sets forth a summary of the Group’s consolidated income statement for the years indicated (prepared under IFRS):

	For the years ended 31 December
	2018		2017		2016
	RMB million	% of net sales	RMB million	% of net sales	RMB million	% of net sales
Synthetic fibres
Net sales	2,182.4	2.3	2,005.3	2.5	1,855.5	2.8
Cost of sales and operating expenses	(2,755.9)	(2.9)	(2,480.6)	(3.1)	(2,464.4)	(3.7)

Segment loss from operations	(573.5)	(0.6)	(475.3)	(0.6)	(608.9)	(0.9)

Resins and plastics
Net sales	10,542.1	11.0	10,218.4	12.9	9,797.6	14.9
Cost of sales and expenses	(9,641.7)	(10.1)	(8,862.5)	(11.2)	(8,160.0)	(12.4)

Segment profit from operations	900.4	0.9	1,355.9	1.7	1,637.6	2.5

Intermediate petrochemicals
Net sales	12,160.6	12.7	10,070.2	12.7	8,827.6	13.4
Cost of sales and expenses	(10,225.7)	(10.7)	(7,864.1)	(9.9)	(7,017.6)	(10.6)

Segment profit from operations	1,934.9	2.0	2,206.1	2.8	1,810.0	2.7

Petroleum products
Net sales	43,403.0	45.4	32,400.6	40.9	24,002.6	36.4
Cost of sales and expenses	(40,493.0)	(42.4)	(29,280.6)	(37.0)	(20,189.6)	(30.6)

Segment profit from operations	2,910.0	3.0	3,120.0	3.9	3,813.0	5.8

Trading of petrochemical products
Net sales	26,544.0	27.8	23,697.3	29.9	20,585.4	31.2
Cost of sales and expenses	(26,439.1)	(27.7)	(23,636.7)	(29.8)	(20,534.2)	(31.1)

Segment profit from operations	104.9	0.1	60.6	0.1	51.2	0.1

	For the years ended 31 December
	2018		2017		2016
	RMB million	% of net sales	RMB million	% of net sales	RMB million	% of net sales
Other segments
Net sales	781.4	0.8	826.5	1.1	867.8	1.3
Cost of sales and expenses	(473.0)	(0.5)	(691.9)	(0.9)	(792.8)	(1.2)

Segment profit from operations	308.4	0.3	134.6	0.2	75.0	0.1

Total
Net sales	95,613.5	100.0	79,218.3	100.0	65,936.5	100.0
Cost of sales and expenses	(90,028.4)	(94.2)	(72,816.4)	(91.9)	(59,158.6)	(89.7)

Operating profit	5,585.1	5.8	6,401.9	8.1	6,777.9	10.3

Net finance income	337.4	0.4	207.3	0.3	83.7	0.1
Investment income	—	—	—	—	—	—
Share of profit of associates and joint ventures	885.6	0.9	1,243.7	1.6	916.8	1.4

Profit before income tax	6,808.1	7.1	7,852.9	10.0	7,778.3	11.8
Income tax	(1,471.9)	(1.5)	(1,698.7)	(2.2)	(1,796.8)	(2.7)

Profit for the year	5,336.2	5.6	6,154.2	7.8	5,981.5	9.1

Attributable to:
Owners of the Company	5,336.3	5.6	6,143.2	7.8	5,968.5	9.1
Non-controlling interests	(0.1)	0.0	11.0	0.0	13.0	0.0

Profit for the year	5,336.2	5.6	6,154.2	7.8	5,981.5	9.1

5.3.2	Comparison and analysis

Comparison between the year ended 31 December 2018 and the year ended 31 December 2017 is as follows:

5.3.2.A	Operating results

(1)	Net sales

In 2018, net sales of the Group amounted to RMB 95,613.5 million, representing an increase of 20.70% from RMB 79,218.3 million over the previous year. For the year ended 31 December 2018, the weighted average prices (exclude tax) of the Group’s synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products increased by 20.35%, 7.77%, 9.68% and 24.72% over the previous year, respectively.

(i)	Synthetic fibres

In 2018, the Group’s net sales for synthetic fibres amounted to RMB 2,182.4 million, representing an increase of 8.83% compared with RMB 2,005.3 million in the previous year. The increase in net sales was mainly due to the increase of sales price as a result of the increase in the costs of raw materials. The continued sluggish downstream demand and under-performing initiatives in raw material procurement yet led to a drop in sales volume. Sales volume for synthetic fibres fell by 9.57% compared with the previous year, while weighted average sales price rose 20.35%. In particular, the weighted average sales price of acrylic fibre, the main product of synthetic fibres of the Group, increased by 23.35%, and the weighted average sales price of polyester fibre increased by 13.63% over the previous year. Sales of acrylic fibre, polyester fibre and other products accounted for 81.20%, 9.88% and 8.92% of the total sales of synthetic fibres, respectively.

Net sales of synthetic fibre products accounted for 2.3% of the Group’s total net sales in 2018, down by 0.2 percentage point as compared to the previous year.

(ii)	Resins and plastics

The Group’s net sales of resins and plastics amounted to RMB 10,542.1 million in 2018, representing an increase of 3.17% as compared with RMB 10,218.4 million over the previous year. The increase in net sales was mainly attributable to the increase in unit price of resin and plastics, driven by the increase in the costs of raw materials. The sales volume of resins and plastics decreased by 4.27% year-on-year, while the weighted average sales price rose by 7.77%. In particular, the weighted average sales price of polyethylene, polypropylene and polyester pellet increased by 2.74%, 9.95% and 14.71%, respectively. Sales of polyethylene, polypropylene, polyester pellet and other products accounted for 29.01%, 37.39%, 20.66% and 12.94% of the total sales of resins and plastics, respectively.

Net sales of resins and plastics accounted for 11.0% of the Group’s total net sales in 2018, down by 1.9 percentage points as compared to the previous year.

(iii)	Intermediate petrochemicals

The Group’s net sales of intermediate petrochemicals amounted to RMB 12,160.6 million in 2018, representing an increase of 20.76% as compared with RMB 10,070.2 million in 2017. This was mainly due to the increase in unit price of intermediate petrochemicals resulted from the increase in costs of raw materials. The weighted average sales price increased by 9.68% year-on-year. The sales volume also increased by 10.10% year-on-year. The two factors together drove an increase in net sales. Sales of paraxylene, ethylene oxide, benzene, glycol and other products accounted for 28.14%, 12.96%, 13.81%, 15.79% and 29.30% of the total sales of intermediate petrochemicals, respectively.

Net sales of intermediate petrochemicals accounted for 12.7% of the Group’s total net sales in 2018, representing no change as compared with the previous year.

(iv)	Petroleum products

The Group’s net sales of petroleum products amounted to RMB 43,403.0 million in 2018, representing an increase of 33.96% as compared with RMB 32,400.6 million in the previous year, which was mainly attributable to the increase in prices of refined oil in China driven by the increase in world crude oil unit price. The weighted average sales price of major products increased by 24.72%, while sales volume increased by 7.41% as compared to the previous year.

Net sales of petroleum products accounted for 45.4% of the Group’s total net sales in 2018, representing an increase of 4.5 percentage points compared with the previous year.

(v)	Trading of petrochemical products

In 2018, the net sales of trading of petrochemical products amounted to RMB 26,544.0 million, representing an increase of 12.01% from RMB 23,697.3 million over the previous year. The increase is mainly due to the increase of RMB 3,025 million in sales of China Jinshan Associated Trading Coporation, a subsidiary of the Company, during year.

Net sales of trading of petrochemical products accounted for 27.8% of the Group’s total net sales in 2018, representing a decrease of 2.1 percentage points as compared with the previous year.

(vi)	Others

The Group’s net sales of others amounted to RMB 781.4 million in 2018, representing a decrease of 5.46% from RMB 826.5 million over the previous year.

Net sales of other products accounted for 0.8% of the Group’s total net sales in 2018, representing a decrease of 0.3 percentage point as compared with the previous year.

(2)	Cost of sales and operating expenses

The Group’s cost of sales and operating expenses comprise cost of sales, selling and administrative expenses, other operating expenses and other revenue, etc.

Cost of sales and operating expenses of the Group increased by 23.64% from RMB 72,816.4 million in 2017 to RMB 90,028.4 million in 2018. The cost of sales and operating expenses involving synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum products, trading of petrochemical products and others were RMB 2,583.4 million, RMB 9,641.7 million, RMB 10,225.7 million, RMB 40,493 million, RMB 26,439.1 million and RMB 645.5 million, representing an increase of 4.14%, 8.79%, 30.03%, 38.29%, 11.86%, and a decrease of 6.71% compared to the previous year, respectively.

The Group’s cost of sales and operating expenses of synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum and trading of petrochemical products increased as compared with the previous year, primarily due to the increase in cost of raw materials driven by the growth in world crude oil unit price, which substantially increased the cost of sales.

-	Cost of sales

The Group’s cost of sales amounted to RMB 89,839.0 million in 2018, up 24.09% from RMB 72,398.3 million in 2017. Cost of sales accounted for 93.96% of net sales for 2018. The increase in cost of sales was due to the growth in unit price of crude oil for the Reporting Period.

-	Selling and administrative expenses

The Group’s selling and administrative expenses amounted to RMB 536.1 million in 2018, representing an increase of 0.15% as compared with RMB 535.3 million for the previous year, mainly due to an increase of RMB 24.6 million in expense of agent commission of the headquarter of the Company.

-	Other operating income

The Group’s other operating income amounted to RMB 202.6 million in 2018, representing an increase of 70.25% compared with RMB 119.0 million in the previous year. The significant increase in other operating income was because refunds of local education surcharge in Jinshan District that the Company received increased by RMB 28.1 million, resulting in an increase in government subsidy that was included in other operating income.

-	Other operating expenses

The Group’s other operating expenses were RMB 32.5 million in 2018, representing an increase of 51.87% compared with RMB 21.4 million in the previous year. This was mainly due to an increase in compensation cost for employee dispute resolution, resulting in an increase in other operating expenses.

(3)	Profit from operations

The Group’s profit from operations amounted to RMB 5,585.1 million in 2018, representing a decrease of RMB 816.8 million as compared with a profit from operations of RMB 6,401.9 million in the previous year. In 2018, there was an increase in costs for all segments generally as compared with those in previous year as a result of higher average annual price of Brent crude oil that increased by 30.66% compared with the previous year. Despite the subsequent increase in unit price of finished products, the unit price of finished products increased to a smaller extent than the unit purchase price of raw materials due to the impact brought by the production cycle and demand of downstream market, leading to a slight fall in profit from operations as compared to the previous year.

(i)	Synthetic fibres

In 2018, the Group’s operating loss in the synthetic fibres segment amounted to RMB 573.5 million, representing an increase of RMB 98.2 million compared with the operating loss of RMB 475.3 million in the previous year. The increase was mainly due to rising raw material costs, resulting in an increase in losses in the synthetic fibres segment this year.

(ii)	Resins and plastics

In 2018, the Group’s operating profit for resins and plastics amounted to RMB 900.4 million, representing a decrease of RMB 455.5 million from the operating profit of RMB 1,355.9 million in the previous year. The decrease in operating profit was mainly attributable to the significant increase in costs of raw materials driven by the increase in world crude oil price. For the period, cost of sales and expenses increased by 8.79%, unit cost of sales increased by 14.37%, and net sales increased by 3.17%.

(iii)	Intermediate petrochemicals

In 2018, the Group’s operating profit for intermediate petrochemicals amounted to RMB 1,934.9 million, representing a decrease of RMB 271.2 million as compared with RMB 2,206.1 million in the previous year. This was mainly attributable to an increase of RMB 2,090.4 million in net sales of intermediate petrochemicals, while the cost of sales and expenses for the same period rose by RMB 2,361.6 million, leading to a profit decrease as compared to last year.

(iv)	Petroleum products

In 2018, the Group’s operating profit for petroleum products amounted to RMB 2,910.0 million, representing a decrease of RMB 210 million as compared with the operating profit of RMB 3,120.0 million in 2017. Such decrease in operating profit was mainly attributable to the increase of RMB 11,212.4 million in cost of sales and expenses, while the net sales of petroleum products increased by RMB 11,002.4 million, which resulted in a lower operating profit during the year.

(v)	Trading of petrochemical products

In 2018, the Group’s operating profit for trading of petrochemical products amounted to RMB 104.9 million, representing an increase of RMB 60.6 million as compared with RMB 44.3 million for the previous year. This was mainly attributable to an increase of RMB 2,846.7 million in net sales of the trading business, while the cost of sales and expenses for the same period increased by RMB 2,802.4 million, leading to a higher profit as compared to previous year.

(vi)	Others

In 2018, the Group’s operating profit of other products amounted to RMB 308.4 million, representing an increase of RMB 173.9 million compared with RMB 134.5 million in the previous year, mainly due to an increase in income obtained from asset disposal this year.

(4)	Net finance income

The Group’s net finance income was RMB 337.4 million in 2018, representing an increase of RMB 130.1 million as compared with the net finance income of RMB 207.3 million in 2017. This was mainly due to an increase of RMB 3700 million in averaged balance of bank deposits by the Group during the Reporting Period, which in turn drove an increase of RMB 195.1 million in interest income. In addition, interest expenses increased to RMB 106.2 million in 2018 from RMB 61.0 million in 2017.

(5)	Profit before taxation

The Group’s profit before taxation was RMB 6,808.1 million in 2018, representing a decrease of RMB 1,044.8 million as compared with the profit before taxation of RMB 7,852.9 million in the previous year.

(6)	Income tax

The Group’s income tax expense amounted to RMB 1,471.9 million in 2018, while the Group’s income tax expense was RMB 1,698.7 million in the previous year. This was mainly due to the decrease in the Company’s pre-tax profits, resulting in the decrease of the income tax payable in the period.

In accordance with the Enterprise Income Tax Law of China (as amended) which became effective from 1 January 2008, the income tax rate applicable to the Group in 2018 was 25% (2017: 25%).

(7)	Profit for the year

The Group’s profit after tax for 2018 was RMB 5,336.2 million, representing a decrease of RMB 818.0 million as compared with profit after tax of RMB 6,154. 2 million for the previous year.

5.3.2.B	Liquidity and capital sources

The Group’s primary sources of capital are operating cash inflows and loans from unaffiliated banks. The Group’s primary uses of capital are costs of goods sold, other operating expenses and capital expenditure.

(1)	Capital sources

(i)	Net cash flow generated from operating activities

The Group’s net cash inflows from operating activities amounted to RMB 6,659.4 million in 2018, representing a decrease in cash inflows of RMB 401.4 million as compared with net cash inflows of RMB 7,060.8 million in the previous year. The Group recorded profit from operations during the Reporting Period, cash inflows from operating activities amounted to RMB 8,501.5 million, representing a decrease of RMB 283.0 million as compared with cash inflows from operating activities of RMB 8,784.5 million in the previous year. The Group paid RMB 1,806.4 million of income tax in 2018, representing an increase of RMB 100.4 million in cash outflow as compared with the income tax of RMB 1,706.0 million paid in 2017.

(ii)	Borrowings

The total borrowings of the Group at the end of 2018 decreased RMB 108.9 million as compared with the end of the previous year, mainly due to short-term borrowings decreased by RMB 108.9 million.

The Group managed to maintain its gearing ratio at a safe level by strengthening its management of liabilities (such as borrowings) and enhancing its control over financial risks. The Group generally does not experience any seasonality in borrowings. However, due to the fact that the Group’s capital expenditure is, by nature, planned in advance, long- term bank loans can be suitably arranged in advance of expenditures, while short-term borrowings are used to meet operational needs. The terms of the Group’s existing borrowings do not restrict its ability to distribute dividends for its shares.

(2)	Gearing ratio

As of 31 December 2018, the Group’s gearing ratio was 31.37% (2017: 27.71%). The ratio is calculated using this formula: total liabilities/total assets multiply by 100%.

5.3.2.C	Research and development, patents and licenses

The Group has a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fibre Research Institute, the Acrylic Fibre Research Institute and the Environmental Protection Research Institute. These units are responsible for the research and development of new technology, new products, new production processes and equipment, as well as environmental protection. The Group’s research and development expenditures for the years 2016, 2017 and 2018 were RMB 102.1 million, RMB 36.7 million, RMB 37.3 million respectively. The increase in research and development expenditures of 2018 was mainly attributable to increased investment in research and development projects related to the control of potential safety hazards.

The Group was not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

5.3.2.D	Off-Balance Sheet Arrangements

Please refer to note 33 to the financial statements prepared under IFRS in the full text of the 2018 annual report for details of the Group’s capital commitments. The Group did not provide any guarantee to external parties during the Reporting Period.

5.3.2.E	Contractual obligations

The following table sets forth the Group’s obligations to repay loan principal in future as at 31 December 2018:

	Payment due and payable by the following period as at 31 December 2018
	Total (RMB’000)	Within 1 year (RMB’000)	After 1 year but within 2 years (RMB’000)	After 2 years but within 5 years (RMB’000)	Over 5 years (RMB’000)
Contractual obligations
Short term borrowings	497,249	497,249	—	—	—
Long term borrowings	—	—	—	—	—

Total contractual obligations	497,249	497,249	—	—	—

5.3.2.F	Analysis of performance and results of in which the Company has controlling interests or investment interests during the Reporting Period

As at 31 December 2018, the Company had more than 50% equity interest in the following principal subsidiaries:

Company name	Place of registration	Principal activities	Place for principal activities	Type of legal person	Percentage of equity held by the Company (%)	Percentage of equity held by the Group (%)	Registered capital	Net profit/ (loss) for the year 2018 (RMB’000)
Shanghai Petrochemical Investment Development Company Limited (“Shanghai Investment Development”)	China	Investment management	China	Limited company	100.00	100.00	RMB1,000,000	42,312
China Jinshan Associated Trading Corporation (Jinshan Associated Trading)	China	Import and export of petrochemical products and equipment	China	Limited company	67.33	67.33	RMB 25,000	5,041
Shanghai Jinchang Engineering Plastics Company Limited (“Shanghai Jinchang”)	China	Production of polypropylene compound products	China	Limited company	—	74.25	US$ 9,154	88
Shanghai Golden Phillips Petrochemical Company Limited (“Shanghai Golden Phillips”)	China	Production of polypropylene products	China	Limited company	—	100.00	US$ 50,000	5,779
Zhejiang Jin Yong Acrylic Fibre Company Limited (“Zhejiang Jin Yong”)	China	Production of acrylic fibre products	China	Limited company	75.00	75.00	RMB 250,000	150,610
Shanghai Jinmao International Trade Company Limited (“Jinmao International”)	China	Import and export of petrochemical products and equipment	China	Limited company	—	67.33	RMB 100,000	29,586

Note: None of the subsidiaries have issued any debt securities.

The Group’s equity interests in its associates comprised an equity interest of 38.26%, amounting to RMB 1,586.8 million, in Shanghai Chemical Industry Park Development Co., Ltd., a company incorporated in the PRC; and an equity interest of 20%, amounting to RMB 2,555.0 million, in Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”), a company incorporated in the PRC. The principal business of Shanghai Chemical Industry Park Development Co., Ltd. includes planning, developing and operating the Chemical Industry Park in Shanghai, while the principal business of Shanghai SECCO is the production and distribution of petrochemicals.

(1)	Explanation of profits of major controlling companies and investing companies affecting more than 10% of the net profit of the Group

In 2018, Shanghai SECCO recorded a revenue of RMB 26,320.0 million, and its profit after tax reached RMB 3,228.7 million, among which RMB 645.7 million was attributed to the Company.

(2)	Analysis of operational performance of major controlling companies and investing companies with a 30% or more year-on-year change

(a)

In 2018, operational performance of Shanghai Investment Development decreased by 37.80% year-on-year, mainly because Shanghai Investment Development merged its former holding subsidiary Shanghai Golden Conti Petrochemical Company Limited, who made loss in 2018, resulting a decrease in operational performance of Shanghai Investment Development over the previous year.

(b)

In 2018, the operating performance of Jinshan Associated Trading decreased by 73.59% compared with the previous year. The main reason is that the oil price dropped significantly in 2018, while Jinshan Associated Trading had some ethylene stocks for sale, which led to a sharp decline in the operating performance in 2018.

(c)

In 2018, operational performance of Shanghai Jinchang decreased by 99.48% year-on-year, mainly because the increasing price of polypropylene, a raw material, and the sluggish of downstream industries, resulting in a remarkable decrease in operational performance in 2018.

(d)

In 2018, operational performance of Shanghai Golden Phillips increased by 149.90% year-on-year. The main reason was that revenue in 2018 increased by 5.60% as compared with 2017 while the average purchase price of raw materials decreased resulting in a mere 0.98% increase in cost price, hence resulted in a substantial growth in profit.

(e)

In 2018, operational performance of Zhejiang Jin Yong increased by 179.85% year-on-year, mainly because Zhejiang Jin Yong disposed of a large number of fixed assets this year, and obtained income from asset disposal, which resulted in a significant increase in net profit.

(f)

In 2018, Jinmao International’s operating performance increased by 90.66% compared with the previous year. The main reason was that the net profit of ethylene and propylene products increased by about RMB 12.50 million, which resulted in a substantial increase in its net profit.

5.3.2.G	Major suppliers and customers

The Group’s top five suppliers in 2018 were China International United Petroleum & Chemical Co., Ltd., Shengyuan Ji (Jiangsu) Industrial Co., Ltd., Shanghai International Holding Co., headquater of Sinopec Petroleum Reserve Company Limited and Marubeni Corporation. Total procurement costs involving these five suppliers, which amounted to RMB 52,709.9 million, accounted for 60.89% of the total procurement costs of the Group for the year. The procurement from the largest supplier amounted to RMB 40,849.8 million, representing 47.19% of the total costs of purchases by the Group for the year.

The Group’s top five customers in 2018 were East China Branch of Sinopec Sales Company Limited, China International United Petroleum & Chemical Co. Ltd, Hengli Petrochemical (Dalian) Co., Ltd., Shanghai SECCO, Jiaxing Petrochemical Co., Ltd. Total sales to these five customers amounted to RMB 60,526.6 million, representing 56.17% of the Group’s total turnover for the year. Sales to the Group’s largest customer amounted to RMB 42,492.8 million, representing 39.43% of the Group’s total turnover for the year.

To the knowledge of the Board, among the suppliers and customers listed above, none of the Directors or shareholders of the Company (and their respective close associates) had any interests in Shengyuan Ji (Jiangsu) Industrial Co., Ltd., Shanghai International Holding Co., Marubeni Corporation, Hengli Petrochemical (Dalian) Co., Ltd. and Jiaxing Petrochemical Co., Ltd. China International United Petroleum & Chemical Co. Ltd. and East China Branch of Sinopec Sales Company Limited are subsidiaries of Sinopec Corp., the controlling shareholder of the Company. Shanghai SECCO is a subsidiary of Sinopec Corp., the controlling shareholder of the Company, and an equity company of the Company.

5.4	Discussion and analysis of the Company’s operation (Prepared under CAS)

5.4.1	Analysis of the Company’s major businesses

5.4.1.	A Analysis of changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement

	Unit: RMB’000

Item	Amount for the year ended 31 December 2018	Amount for the year ended 31 December 2018	Increase/ decrease (%)
Revenue	107,764,908	92,013,569	17.12%
Cost of sales	87,029,575	69,656,977	24.94%
Selling and distribution expenses	536,914	510,199	5.24%
General and administrative expenses	2,616,798	2,513,901	4.09%
Financial expenses (“–” for financial income)	-293,429	-216,038	35.82%
Net cash inflow generated from operating activities	6,695,099	7,078,482	Decrease inflow of 5.42%
Net cash inflow used in investing activities (“–” for net outflow)	-1,928,369	-2,400,702	Decrease outflow of 19.67%
Net cash inflow used in financing activities (“–” for net outflow)	-3,542,874	-2,607,447	Increase outflow of 35.88%
R&D expenses	37,261	36,709	1.50%

Analysis of major changes in the Consolidated Income Statement

	Unit: RMB’000

	For the years ended 31 December
Item	2018	2017	Increase/ decrease amount	Increase/ decrease (%)	Major reason for change
Financial expenses—net (“–”for income)	-293,429	-216,038	-77,391	35.82	In this year, the income from interest increased

Investment income	878,213	1,245,196	-366,983	-29.47	The net profit of the affiliated company Shanghai SECCO decreased by RMB 1.42 billion in the current period, so the investment income decreased sharply.

Operating profit	6,766,774	7,882,810	-1,116,036	-14.16	In this year, the increase of cost was greater than the increase of income. and that investment income decreased due to the decrease of net profit of the affiliated company SECCO
Total profit	6,748,976	7,851,234	-1,102,258	-14.04
Net profit	5,277,073	6,152,495	-875,422	-14.23

Income tax expenses	1,471,903	1,698,739	-226,836	-13.35	Decrease in pre-tax profits in this period

Analysis of major changes in the Cash Flow Statement

	Unit: RMB’000
	For the years ended 31 December
Item	2018	2017	Increase/ decrease amount	Increase/ decrease (%)	Major reason for change
Net cash inflow generated from operating activities (“–” for net outflow)	6,695,099	7,078,482	inflow decreased by 383,383	inflow decreased by 5.42%	In this year, the increase of product costs led to the increase in expenses related to costs, such as purchasement, ect.

Net cash inflow used in investing activities (“–” for net outflow)	-1,928,369	-2,400,702	outflow decreased by 472,333	outflow decreased by 19.67%	In this year, the increase
in dividend income
from joint ventures and
associated companies
led to an increase of
RMB 332 million in net
cash inflow; the
increase in interest
income led to an
increase of RMB
207 million in net cash
					inflow

Net cash inflow used in financing activities (“–” for net outflow)	-3,542,874	-2,607,447	outflow increased by 935,427	outflow increased by 35.88%	Increased cash flow to repay third party borrowings and increased dividends to shareholders.

5.4.1.B	Revenue

(1)	Analysis of factors causing the changes in revenue

The weighted average prices (exclude VAT) of the Group’s synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products grew by 20.35%, 7.77%, 9.68% and 24.72%, respectively, bringing a higher revenue in 2018 compared with the previous year.

(2)	Major customers

Please refer to 5.3.2.G for details of major customers of the Group.

5.4.1.C	Cost of sales

(1)	Analysis of cost of sales

Cost of sales of the Group amounted to RMB 87,029.6 million in 2018, representing an increase of 24.94% as compared with RMB 69,657.0 million in 2017, which was mainly due to an increase in the price of raw materials of the Group during the year.

The following table sets forth the details of the cost of sales of the Group during the Reporting Period:

	For the years ended 31 December
	2018		2017
	RMB million	% of total cost of sales	RMB Million	% of total cost of sales	Increase/decrease (%)
Cost of raw materials
Crude oil	46,168.7	53.05	32,904.9	47.24	40.31
Ancillary materials	10,420.5	11.97	9,170.2	13.16	13.63
Depreciation and amortisation	1,465.6	1.68	1,387.0	1.99	5.67
Staff costs	1,869.4	2.15	1,691.0	2.43	10.55
Costs of trade	26,370.0	30.30	23,532.0	33.78	12.06
Others	735.4	0.85	971.9	1.40	-24.33

Total	87,029.6	100.00	69,657.0	100.00	24.94

(2)	Major suppliers

Please refer to 5.3.2.G for details of major suppliers of the Group.

5.4.1.D	Expenses

Please refer to 5.4.1.A “Analysis of changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement” for details of the changes in expenses of the Group.

5.4.1.E	Research and development (“R&D”) expenditure

Unit: RMB ’000

Expensed R&D expenditure during the Reporting Period	1,751.48
Capitalised R&D expenditure during the Reporting Period	441.52
Total R&D expenditure	2,193.00
% of R&D expenditure to revenue	0.002
Number of R&D personnel	160
% of number of R&D personnel to total number of staff	0.02
% of capitalised R&D expenditures	20.13

Please refer to 5.3.2.C for details of R&D, patents and licences of the Group.

5.4.1.F	Cash Flow

Please refer to 5.4.1.A “Analysis of Changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement” for details of the changes in cash flow statement.

5.4.2	Analysis of business operations by industry, product or geographical location segment

5.4.2.A	Principal operations by industry or product

	Unit: RMB’000

By industry	Revenue	Cost of sales	Gross profit/ (loss) margin (%)	Increase/decrease of revenue as compared to the previous year	Increase/decrease of cost of sales as compared to the previous year	Increase/decrease of gross profit margin as compared to the previous year (percentage point)
Synthetic fibres	2,225,594	2,520,678	-13.26	7.36%	10.77%	Decreased by 4.17
						percentage points
Resins and plastics	10,730,277	8,875,478	17.29	2.40%	8.66%	Decreased by 5.31
						percentage points
Intermediate petrochemicals	12,403,080	9,327,686	24.80	16.52%	24.14%	Decreased by 6.86 percentage points
Petroleum products (Note)	54,972,598	39,220,903	28.65	19.01%	28.63%	Decreased by 8.47 percentage points
Trading of petrochemical products	26,560,354	26,392,366	0.63	10.72%	10.84%	Decreased by 0.13 percentage points
Others	873,005	692,464	20.80	-2.00%	-1.30%	Decreased by 4.80
						percentage points

Note:

Gross profit margin is calculated according to the price of petroleum products, which includes consumption tax. Gross profit margin of petroleum products after deducting consumption tax amounted to 9.55%.

5.4.2.B	Revenue by geographical location

	Unit: RMB’000

Geographical location	Revenue	Increase/decrease of revenue compared with the previous year (%)
Eastern China	84,741,962	16.73
Other regions in China	3,874,403	-30.44
Exports	19,148,543	38.30

5.4.3	Analysis of assets and liabilities

	Unit: RMB’000
	As at 31 December 2018		As at 31 December 2017		Change of amount on 31 December 2018 comared to 31 December 2017 (%)	Major reason of the change
Item	Amount	% of total assets	Amount	% of total assets
Inventories	8,120,875	18.23	6,597,598	16.66	3.42	The increase in inventory was mainly due to the increase in crude oil purchased by the Planning Department of Shanghai Petrochemical Company in January 2019 compared with the end of 2017.

Short-term borrowings	497,249	1.12	606,157	1.53	-0.24	The demand for borrowing in the period was further decreased, resulting in a decrease in short-term borrowing balances.

Notes payable and Accounts payable	7,394,383	16.60	5,573,281	14.07	4.09	The increase in the balance of Trade payable was mainly due to the increase in the purchases by Shanghai Petrochemical Company at the end of the period.

5.5	Others

(1)	Employees of the Group

Number (Person)
Number of employees of the Company	9,512
Number of employees of the subsidiaries	85
Total number of employees of the Group	9,597
Number of retired workers whose retirement costs are borne by the Group	18,344

Professionals

Category of professionals
Production personnel	5,753
Sales staff	86
Technical staff	2,598
Financial staff	103
Administrative staff	1,057

Total	9,597

Education level

Educational attainment
Specialist college graduate and below	6,940
Bachelor’s degree	2,469
Master’s degree and above	188

Total	9,597

Remuneration packages of the Company’s staff include salary, share option and allowances. In accordance with the relevant regulations of the PRC, the Company participates in the social security scheme implemented by the relevant government authorities, and makes contribution for the employees in proportion to their monthly salary. Employees of the Company are also eligible for supplementary medical insurance, pension scheme, retirement and other benefits.

(2)	Purchase, sale and investment

Save and except as disclosed in the 2018 annual report, there was no material purchase or sale of the Group’s subsidiaries, associates or joint ventures or any other material investments in 2018.

(3)	Pledge of assets

As at 31 December 2018, no fixed assets were pledged by the Group (31 December 2017: Nil).

(4)	Material events after the Reporting Period

After the end of the Reporting Period, the Board has not found any material events that have impact on the Group.

5.6	Financial assets and financial liabilities held in foreign currencies

As at 31 December 2018, bank deposits denominated in foreign currencies held by the Group equivalent to RMB 351,931 thousands.

5.7	Discussion and analysis on future development of the Company

1.	Industry competition and development trends

In 2019, the world economy is expected to continue its recovery momentum, but the global economic pattern is undergoing profound changes, trade and investment protectionism is intensifying, monetary policies of major countries are tightening, international policy coordination is becoming more difficult, and the risk of global economic adjustment is increasing.

China is facing more complex development environment, more difficulties and challenges as well as increased external uncertainty. The domestic economy is relatively stable but with changes, the impact of Sino-US trade frictions, more operational difficulties for some enterprises, and great risks of financial turmoil, all of these increase downward pressure on the domestic economy. However, further deepening of reform and opening up and continued strengthening of fiscal and monetary policies will support economic growth. It is expected that China’s economy will be generally stable in 2019, and the growth rate will slowdown.

In 2019, there are many uncertainties in the world oil market, among which the Sino-US trade disputes, Brexit and conflicts in the Middle East will continue to be important factors affecting the trend of oil prices. U.S. crude oil production is expected to continue to grow strongly, the slowdown in global economic growth will drag down the growth of crude oil demand. It is expected that the world oil market will be difficult to achieve equilibrium in 2019, and the price of crude oil fluctuate widely.

The global economy slowdown will affect the growth of demand for petrochemical products. It is expected that the global chemical market will continue to grow in 2019, but the growth rate of global chemical production will slow down. Due to the strong growth of key terminal markets and abundant supply of superior energy and raw materials in the United States, US chemical production will maintain a strong upward trend. China’s economy will maintain steady growth. Also, the future expansion of production capacity in the Chinese market will make domestic market competition more intense.

2.	Development strategies of the Company

The Company aims to build a “domestic leading and world-class” energy, chemical and new materials corporation. According to the status quo and development of the global petrochemical industry, as well as the development trend of the oil and chemical products market in China, particularly in East China. The Company’s development strategy is clear: paying equal attention to low cost and differentiation while focusing on scale and refinement; maintaining low-cost with large-scale in upstream, high value-added and refined in downstream, giving full play to the company’s advantage of wide product chain, product diversification and market proximity to improve the company’s competitiveness.

Under the guidance of this development strategy, the Company further integrates the existing three processing chains of refining, olefins and aromatics with the development philosophy of “one industry leader, one core and one base”, in combination with enterprise resource optimization and development planning in Shanghai. This is achieved by utilizing the concept of molecular refining and the molecular chemical industry. The Company will innovate a new model of integrated refining and chemical industry development, further promote industrial integration, and selectively develop downstream chemical product chains with cost advantages, logistics advantages and market support, in effort to achieve world-scale and first-class competitiveness. The renewable energy, fine chemicals and high-end materials industry bases on the north shore of Hangzhou Bay form an industrial complex that cannot be replicated and has a stable profit model on the north bank of Hangzhou Bay.

3.	Business plans

In 2019, the Group will continue to adopt a market-oriented and benefit-centred approach, resolutely lay a solid foundation for safety and environmental protection, highlight steadly improving production efficiency and reducing cost via cost control, strengthen structural adjustment, reform and innovation, and talent team optimization, and strive to achieve a higher level of production and operation.

In 2019, the Company plans to process 15,050,000 tons of crude oil, produce 9,360,000 tons of refined oil, 820,000 tons of ethylene, 675,000 tons of paraxylene, 1,010,000 tons of polyolefin, 661,000 tons of synthetic fibre monomers, 455,000 tons of synthetic fibre polymers and 197,000 tons of synthetic fibres.

To achieve its business objectives in 2019, the Group will work hard in the following areas:

(1)	Lay a solid foundation for safety and environmental protection

Strengthing the propaganda and training of HSSE, striving to raise employees’ awareness of HSSE, promoting the implementation of safety production responsibility system at all levels, and establishing a long-term mechanism of HSSE management. Promoting the establishment of green enterprises, strengthening the implementation of environmental responsibility, strengthening source emission reduction, process control and end-of-pipe treatment, and continuously improving the level of cleaner production. Strengthening contractor management and hidden danger troubleshooting and management, and continuously promoting LDAR full coverage and fine management.

(2)	Improving equipment operating efficiency

Setting up detailed quantitative indicators of “Safety Operation, Stable Operation, Long-term Operation, Full-capacity Operation and High-quality Operation”, comprehensively implementing standardized management of production operations, promoting mechanical integrity management systems at some key units, intensifying the application of new technologies such as condition monitoring of reciprocating engine, strengthening basic management of process technology and equipment, striving to improve the operational reliability and availability of the unit. Strengthening efforts in replacing catalysts or overhauling and eliminating defects of A series of RDS units, old area of butadiene, catalytic reforming units and ethylene glycol units to ensure that the oil cleaning units work smoothly.

(3)	Improve the level of system optimization and tap the potential of cost reduction and efficiency enhancement

Continuously strengthening efforts in crude oil procurement, improving the concentration of crude oil procurement and the proportion of high cost-effective oil products procurement. Strengthening efforts in market analysis, continuously improving predictive validity and accuracy of three-month rolling forecast, and improving the management ability of guiding production and operation plans based on price forecast. Strengthening efforts in optimizing cracking feedstock and optimizing operation of ethylene units to increase olefin yield and reduce ethylene production cost. Further optimizing the hydrogen system, sump oil refining and wastewater treatment processes to improve operational efficiency. Deepening regional cooperation and continuously promoting cooperation with SECCO in areas of mutual supply of materials, resource optimization, complementing each other’s tank capacity, balance and coordination of maintenance material, and sharing of material reserves, etc. Deepening overall budget management and continuing the assessment of contract signing for repair expenses, financial expenses, management expenses and sales expenses. Attaching great importance to production process optimization, product structure adjustment, production-supply-sales coordination, inventory control and cost control that have greater impacts on economic efficiency.

(4)	Promoting industrial structure adjustment and strengthening innovation and development

Refining and improving the Company’s development plan, focusing on promoting product structure and industrial structure adjustment, ensuring mid-term delivery of oil cleaning project by end of October, actively promoting the second phase of carbon fiber project, and making every effort to kick off the projects of 1# ethylene upgrading after moving, large tow carbon fiber and other projects. Strengthening regional coordinated development and actively exploring opportunities of setting up joint venture or cooperation with Dushan Port Petrochemical Industrial Park and Jinshan Second Industrial Zone. Striving to make technological breakthrough in carbon fiber production, etc., completing the upgrading of high-performance carbon fiber equipment, and continuing to optimize carbon rod structure and broaden application modes, continuing the development and application of carbon fiber composite materials. Carrying out marketing activities for polyesters for optical films, polyesters for engineering plastics, and flame retardant polyesters, etc. Promoting development of hexene copolymerization and large-diameter polyethylene pipe materials, foamed polypropylene product series, and promoting upgrading and development of medical polypropylene injection syringe products. Continuously promoting the construction of intelligent plants, focusing on optimization of integrated refining and chemical production, integrated management and control of refining and chemical production and industrial cloud platform.

(5)	Further strengthening corporate management

Carrying out research of streamlining and optimizing organization of the Company and working on the relevant plan, improving the management responsibilities of functional departments and units of secondary level. Promoting the pilot work of Carbon Fiber Unit and improving the integrated operation of production, marketing and research of new products. Improving the system and mechanism of Fine Chemical Unit, and exploring the incubation mechanism for the conversion of scientific research achievements. Continuously improving the performance appraisal system, optimizing the performance evaluation indicator system based on reviewing of the Company’s core business processes. Exploring the system of selecting, appointing, supervising and assessing cadres who are leading innovative initiatives, revitalizing internal human resources, intensifying efforts in recruiting mature talents, controlling the total number of employees, and continuously improving labor productivity.

4.	Risk exposure

(1)	The cyclical characteristics of the petroleum and petrochemicals market and price volatility in crude oil and petrochemical products may have an adverse impact on the Group’s operations

A large part of the Group’s revenue is derived from the sales of refined oil and petrochemical products. Historically, such products have been cyclical in nature and relatively sensitive to macroeconomic changes. Additionally, changes in regional and global economic conditions, productivity and output, prices and supply of raw materials, consumer demand and prices and supply of substitutes also have an effect. From time to time, these factors have a material impact on the prices of the Group’s products in regional and global markets. Given the reduction of tariffs and other import restrictions as well as the relaxation of control by the PRC government over the distribution and pricing of products, a substantial number of the Group’s products will increasingly be subject to the cyclical impact in the regional and global markets. In addition, the prices of crude oil and petrochemical products will remain volatile, and uncertain. Higher crude oil prices and lower petrochemical products prices are likely to have a negative impact on the Group’s business, operating results and financial condition.

(2)	The Group may be exposed to risks associated with the procurement of imported crude oil and may not be able to pass on all increased costs due to rising crude oil price

At present, the Group consumes a significant amount of crude oil for the production of petrochemical products. More than 95% of the crude oil consumption is imported. In recent years, crude oil prices have been subject to significant fluctuations due to a variety of factors, and the Group cannot rule out the possibility of any major unexpected event which may cause a suspension in crude oil supply. The Group has attempted to mitigate the effects of increased costs from rising crude oil prices by passing them on to the customers, but the ability to do so is limited because of market conditions and government control over the pricing of refined oil products. Since there is a time-lag between increases in crude oil prices and increases in petrochemical product prices, higher costs cannot be totally offset by raising the selling prices. In addition, the State also imposes control over the distribution of some petroleum products within China. For instance, some of the Group’s petroleum products are required to be sold to designated customers (such as subsidiaries of Sinopec Corp). Hence, when crude oil prices are high, the higher costs cannot be totally offset by raising the selling prices of the Group’s petroleum products.

(3)	Modest capital expenditures and financing requirements are required for the Group’s development plans, presenting a number of risks and uncertainties

The petrochemical industry is a capital-intensive industry. The Group’s ability to maintain and raise income, net income and cash flows is closely connected with ongoing capital expenditures. The Group’s capital expenditures is estimated to amount to approximately RMB 1,500 million in 2019, which will be met by financing activities and by internal funding. The Group’s effective capital expenditures may vary significantly due to the Group’s ability to generate sufficient cash flows from operations, investments and other factors that are beyond control. Furthermore, there is no assurance as to the completion, cost or outcome of the Group’s fund raising projects.

The Group’s ability to secure external financing in the future is subject to a number of uncertainties which include the Company’s operating results, financial conditions and cash flow in the future; China’s economic conditions and the market conditions for the Group’s products; financing costs and conditions of the financial market, and issuance of government approval documents, as well as other risks associated with the development of infrastructure projects in China and so forth. The Group’s failure to secure sufficient financing required for its operations or development plans may have a negative impact on the Group’s business, operating results and financial condition.

(4)	The Group’s business operations may be affected by existing or future environmental protection regulations

The Group is subject to a number of environmental protection laws and regulations in China. Waste products (waste water, waste gas and waste residue) are generated during the Group’s production operations. Currently the Group’s operations fully comply with all applicable Chinese environmental protection laws and regulations. However, the Chinese government may further enforce stricter environmental standards, and the Group cannot assure that the central or local governments will not issue more regulations or enforce stricter regulations which may cause the Group to incur additional expenses on environmental protection measures.

(5)	Changes in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on the Group’s business and operating results

The exchange rate of the Renminbi against the US Dollar and other foreign currencies may fluctuate and is subject to alterations due to changes on the Chinese political and economic situations. In July 2005, the PRC government overhauled its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar fluctuates daily. In addition, the Chinese government has been under international pressure to further ease its exchange rate policy, and may as a result further change its currency policy. A small portion of our cash and cash equivalents are denominated in foreign currencies, including the US dollar. Any increase in the value of Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenue is denominated in Renminbi, but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of Renminbi in the future will increase our costs and jeopardize profitability. Any devaluation of Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Group for H shares and American Depository Securities.

(6)	Connected transactions may have an adverse impact on the Group’s business and economic efficiency

The Group will, from time to time, continue to conduct transactions with the Group’s controlling shareholder Sinopec Corp. and Sinopec Corp.’s controlling shareholder Sinopec Group as well as their connected parties (subsidiaries or associates). These connected transactions include the provision of the following services by such connected parties to the Group: raw materials purchases, agency sale of petrochemical products, construction, installation and engineering design services, petrochemicals industry insurance services and financial services, and the sale of petroleum and petrochemical products by the Group to Sinopec Corp. and its connected parties. These connected transactions and services conducted by the Group are carried out under normal commercial terms and in accordance with the relevant agreements. However, if Sinopec Corp. and Sinopec Group refuse to conduct such transactions or revise the agreements between the Group and itself in a manner unfavorable to the Group, the Group’s business and business efficiency will be adversely impacted. Furthermore, Sinopec Corp. has an interest in certain sectors that are directly or indirectly competing with or which may compete with the Group’s business. Since Sinopec Corp. is the controlling shareholder of the Group and its own interests may conflict with those of the Group, it may act for its own benefit regardless of the Group’s interests.

(7)	Risks associated with control by the majority shareholder

Sinopec Corp., the controlling shareholder of the Company, owns 5,460,000,000 shares of the Company, which represents 50.44% of the total number of shares of the Company and gives it an absolute controlling position. Sinopec Corp. may, by using its controlling position, exercise influence over the Group’s production operations, fund allocations, appointment or removal of senior staff and so forth, thereby adversely affecting the Group’s production operations as well as minority shareholders’ interests.

5.8	Non-fundraising projects

In 2018, the capital expenditures of the Group amounted to RMB 1,011 million, representing a decrease of 28.65% as compared with RMB 1,417.0 million in 2017. Major projects include the following:

Major Project	Total amount of project investment RMB’00,000,000	Amount of project investment during the Reporting Period RMB’00,000,000	Project progress as at 31 December 2018
PAN-based carbon fibers project with annual production capacity of 1,500 tons	8.48	0.46	Equipment procurement
Oil cleaning project 400,000 tons/year clean gasoline components units	7.95	0.50	Equipment procurement
Revamping project of standard discharge for cogeneration units	2.89	0.18	Under construction
Low nitrogen combustion revamping project of 2# olefin cracking furnace	1.21	0.17	Under construction
Revamping project of standard discharge for No.3 and No.4 boilers of thermal power unit	0.99	0.55	Under construction
2# closed-loop decoking for delayed coker environment protection project	0.70	0.65	Under construction
Oil and gas recovery project of light oil tanks and trestle bridge in Storage and Transportation Department	0.66	0.32	Under construction
Optimizing and revamping project of high sulphur torch system in Storage and Transportation Department	0.44	0.39	Under construction

Note: In addition to the major capital expenditure items disclosed in the above table, the total capital expenditure of other projects of the company is RMB 689 million.

The Group’s capital expenditures for 2019 are estimated at approximately RMB 1,500 million.

5.9	Plan for profit distribution of ordinary shares or capital reserve capitalization

5.9.1	Cash Dividend Policy and its formulation, implementation or adjustment

In 2016, the Company made amendments to its cash dividend policy in the Articles of Association of Sinopec Shanghai Petrochemical Company Limited (the “Articles of Association”) and its appendices. The proposed amendments to the Articles of Association were considered and approved at the annual general meeting of 2015 held on 15 June 2016. According to Article 207 of the Articles of Association:

1.

The Company should place emphasis on delivering reasonable return on investments to the investors. The Company shall pay due attention to the opinions of minority shareholders through various channels when allocating its profits. The profits distribution policy of the Company shall be consistent and stable, taking into account the long-term interests of the Company, the overall interests of all shareholders and the Company’s sustainable development.

2.

The Company may distribute dividends in the following forms: cash, shares or other forms permitted by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may make interim dividends distribution.

3.

The Company shall distribute cash dividends when the Company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash inflows over the requirements of cash flows for its operation and sustainable development. The cash dividends per annum should not be less than thirty (30) percent of the net profit of the Company in the current year.

4.

The Company may adjust its profits distribution policy referred to in sub-paragraphs (2) and (3) of this Article in case of war, natural disasters or other force majeure, or where changes to the external environment of the Company result in material impact on the production and operation of the Company, or where there are significant changes in the Company’s own operations or financial conditions, or where the Company’s board of directors considers it necessary. Independent directors shall issue independent opinions on the adjustment of the profits distribution policy whilst the board of directors shall discuss the rationality of such adjustment in detail and form a resolution which shall be submitted to shareholders’ meeting for approval by way of special resolution. The convening of the shareholders’ meeting shall comply with regulatory provisions in the place where the Company’s shares are listed.

5.

The management of the Company shall formulate the annual profits distribution plan and submit such plan to the board of directors for consideration. Independent directors shall issue independent opinions on such plan and the board of directors shall form a resolution which shall be submitted for approval by shareholders’ meeting. If the conditions for the distribution of cash dividends have been satisfied and the Company does not propose a cash dividends distribution plan or does not propose such plan in compliance with the sub-paragraph (3) of this Article, independent directors shall issue independent opinions whilst the board of directors shall give specific explanation regarding such arrangement and form a resolution which shall be submitted to shareholders’ meeting for approval and make relevant disclosures. The plan for half-yearly dividends distribution of the Company shall comply with Article 215 of the Articles of Association.

5.9.2	Plan for profit distribution or capitalisation of capital reserves for the Reporting Period

In 2018, the net profit attributable to equity shareholders of the Company amounted to RMB 5,277,186,000 under CAS (net profit of RMB 5,336,331,000 under IFRS). According to the 2018 profit distribution plan approved by the Board on 19 March 2019, the Board proposed to distribute the Final Dividend based on the total number of issued shares of the Company as at the record date for distributing dividend. The 2018 profit distribution plan will be implemented subject to approval of the AGM. The date and time of the AGM and book closure arrangement will be announced later. The notice of the AGM will be announced separately in accordance with the provisions of the Articles of Association of the Company. The notice of the AGM, the accompanying circular and proxy form will be despatched to holders of H shares in accordance with the Hong Kong Listing Rules.

Subject to the passing of the resolution by the shareholders of the Company at the AGM, the Final Dividend is expected to be distributed on or around Thursday, 18 July 2019 to shareholders whose names appear on the register of members of the Company’s H shares at the close of business on Monday, 1 July 2019. The Final Dividend is denominated and declared in Renminbi. The Final Dividend payable to the holders of the Company’s A shares shall be paid in Renminbi while those payable to the holders of the Company’s H shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the average closing exchange rates for Hong Kong dollars as announced by the Foreign Exchange Trading Centre of the PRC one calendar week prior to the approval of the Final Dividend at the AGM.

The Company is expected to close the register of members of the Company’s H shares from Wednesday, 26 June 2019 to Monday, 1 July 2019 (both days inclusive), during which period no transfer of H shares will be registered in order to confirm the shareholders’ entitlement to receive the Final Dividend. The holders of the Company’s H shares who wish to receive the Final Dividend should lodge the transfer documents and relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before 4:30 p.m. on Tuesday, 25 June 2019.

The record date for dividend distribution, distribution procedures and time for the distribution of dividends applicable to holders of the Company’s A shares will be announced separately.

5.9.3	Plan or scheme of dividends distribution of ordinary shares, plan or scheme of capitalization of capital reserves of the Company in the past three years (including the Reporting Period)

						Unit: RMB’000

Year of dividend payment	Amount of bonus shares for every 10 shares (share)	Amount of dividend for every 10 shares (RMB) (including tax)	Amount of capitalization for every 10 shares (share)	Amount of cash dividend (including tax)	Net profit attributable to owners of the listed company in the consolidated statement for the year	Percentage of net profit attributable to owners of the listed company in the consolidated statement (%)
2018	0	2.5	0	2,705,953.38	5,277,186	51.28
2017	0	3.0	0	3,247,144.05	6,141,558	52.87
2016	0	2.5	0	2,700,000.00	5,955,576	45.34

5.10	The Company’s disclosure on the fulfillment of its corporate social responsibility

5.10.1	Fulfillment of corporate social responsibility

For the Company’s performance of corporate social responsibility in 2018 and the Company’s 2018 Environmental, Social and Governance Report, please refer to the “2018 Corporate Social Responsibility Report of Sinopec Shanghai Petrochemical Company Limited” published by the Company on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

5.10.2	Environmental protection situation of key pollutant-discharging companies and their subsidiaries as announced by the Ministry of Environmental Protection

The Company is one of the contaminating enterprises under Intensive Monitoring and Control by the State proclaimed by the Ministry of Environmental Protection. According to Measures for Self-Monitoring and Information Disclosure by the Enterprises subject to Intensive Monitoring and Control of the State (Trial Implementation) , the Company has disclosed to the public on the website of the Shanghai Environmental Protection Bureau the sites of the source of pollution, pollutant types and concentration of pollution which are subject to intensive monitoring and control of the State.

The Company, as a manufacturing enterprise in the petrochemical industry, consistently places environmental protection as its priority. It continues to receive ISO14001 Environmental Management System Certification. In January 2013, it received certifications from the Shanghai Audit Center of Quality including quality (GB/T 19001: 2008), environment (GB/T 24001: 2004) and occupational health and safety (GB/T28001: 2011). On 26 October 2016, the continued use of the title “All-China Environmentally Friendly Enterprise” was approved.

In 2018, the Group established the concept of “Challenging to the Advanced Level and Aligning with the Highest Standards”, promoted the green development of the industry with higher requirements, upgraded and renovated in an all-round way, rectified in an all-round way and upgraded the management work in an all-round way, aiming to build the world’s first-class refining and chemical integrated enterprise with the highest standards, the most stringent requirements and the highest level. The Group strived to improve Shanghai PeChem’s VOCs and other environmental indicators to reach the highest standards of Shanghai’s chemical parks in the shortest time period, to make neibouring residents truly feel the improvement of environmental quality and continuously improve the environmental protection level.

In 2018, the Company actively carried out environmental protection improvement projects, accelerated the implementation of “ultra-low retrofit of thermoelectric boilers” project. In 2018, total emission volume of sulfur dioxide and nitrogen oxides reduced by 64.01% and 39.96% year-on-year respectively.

In 2018, both the compliance rate on waste water and waste gas emission were 100%, and all hazardous wastes were disposed of properly with a rate of 100%. The Company continuously implemented LDAR work and achieved continous emission reduction of VOCs, meeting the emission reduction standard set by Shanghai Environmental Protection Bureau. In 2018, the Company had total 811,572 sealing points, accumulated inspection points/times reached 1,653,040, 3,998 leakage points were detected, among which 3,972 leakage points were repaired, achieving a repair rate of 99.3%.

In 2018, the company paid totalling RMB 16.85 million environmental tax to Tax Bureau of Jinshan District.

In 2018, the Company was given 3 penalties regarding environmental protection matters, involving a total fine of RMB 0.6 million. Major reasons of penalty included converted concentration of RTO emissions from Polyester Unit exceeding standards, inadequate VOCs control and black smoke arising in the process of overhaul shutdown and re-start and maintainance.

6	MAJOR EVENTS AND OTHERS

6.1	Continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules

During the Reporting Period, pursuant to the Mutual Product Supply and Sales Services Framework Agreement entered into with the controlling shareholder of the Company on 23 August 2016, Sinopec Corp., and the de facto controller, Sinopec Group, the Company purchased raw materials from Sinopec Group, Sinopec Corp. and their associates and sold petroleum products and petrochemicals and leased properties to Sinopec Corp. and its associates, and Sinopec Corp. and its associates provided agency sales services for petrochemical products to the Company.

Pursuant to the Comprehensive Services Framework Agreement entered into with the Company’s de facto controller Sinopec Group on 23 August 2016, the Company obtained construction and installation, engineering design, petrochemical industry insurance and financial services from Sinopec Group and its associates. The transactions under the above mentioned Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules and constituted ongoing related party transactions under the Shanghai Listing Rules. The Company disclosed the two agreements and the respective continuing connected transactions (i.e. ongoing related party transactions, same below) under the agreements in an announcement dated 23 August 2016 and a circular dated 2 September 2016. These two agreements and the respective continuing connected transactions under the agreements together with the associated annual caps from 2017 to 2019 were considered and approved at the first extraordinary general meeting for 2016 held on 18 October 2016.

During the Reporting Period, the relevant continuing connected transactions were conducted in accordance with the terms of the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement. The transaction amounts of the relevant connected transactions did not exceed the caps in relation to the respective continuing donnected transactions approved at the first extraordinary general meeting for 2016.

The table below sets out the amounts of the continuing connected transactions of the Company with Sinopec Corp. and Sinopec Group during the Reporting Period:

				Unit: RMB’000

Type of connected transaction	Connected parties	Annual cap for 2018	Transaction amount during the Reporting Period	Percentage of the transaction amount of the same type of transaction (%)
Mutual Product Supply and Sales Services Framework Agreement
Purchases of raw materials	Sinopec Group, Sinopec Corp. and their associates	74,689,000	56,427,644	49.33%
Sales of petroleum products and petrochemicals	Sinopec Corp. and its associates	96,166,000	59,840,988	88.82%
Property leasing	Sinopec Corp. and its associates	36,000	29,551	61.68%
Agency sales of petrochemical products	Sinopec Corp. and its associates	232,000	139,837	100.00%

Comprehensive Services Framework Agreement

Construction, installation and engineering design services	Sinopec Group and its associates	2,621,000	109,146	22.47%
Petrochemical industry insurance services	Sinopec Group and its associates	160,000	121,329	96.71%
Financial services	Sinopec Group and its associates	200,000	1,936	9.68%

On 5 December 2016, the Company entered into an asset leasing agreement (the “Lease Agreement”) with Baishawan branch of Sinopec Petroleum Reserve Company Limited (the “Baishawan Branch”), a wholly-owned subsidiary of the Company’s de facto controller Sinopec Group. Pursuant to the Lease Agreement, the Company rents the oil tanks and ancillary facilities from the Baishawan Branch at an annual rent up to RMB 53,960,000 (exclusive of VAT), with the leasing period from 1 January 2016 to 31 December 2018. The Lease Agreement was considered and approved at the 16th meeting of the eighth session of the Board on 24 November 2016. Related announcements were published on the official websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, as well as on “Shanghai Securities News” and “China Securities Journal” on 25 November 2016. During the Reporting Period, the Company incurred leasing cost of RMB 53,960,000 (exclusive of VAT).

It was approved at the 14th meeting of the ninth session of the Board on 28 December 2018 that the Company would enter into a new leasing agreement with Baishawan branch. The new leasing agreement was signed on 31 December 2018 according to which the Company rents the oil tanks from the Baishawan Branch at an annual rent up to RMB 95,000,000 (exclusive of VAT), with the leasing period from 1 January 2019 to 31 December 2019. Related announcements were published on the official websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 28 December 2018, as well as on “Shanghai Securities News” and “China Securities Journal” on 29 December 2018.

The transactions between the Company and Sinopec Group, Sinopec Corp. and their associates as disclosed in Note 28 to the financial statements prepared under IFRS in the 2018 annual report of the Company constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules. The above-mentioned continuing connected transactions have been disclosed in accordance with Chapter 14A of the Hong Kong Listing Rules.

Connected transactions under Chapter 14A of the Hong Kong Listing Rules

On 28 December 2018, the Company entered into a technical service agreement with Petro-CyberWorks Information Technology Co., Ltd. (“PCITC”), a non wholly-owned subsidiary of the Company’s de facto controller Sinopec Group. Pursuant to the technical service agreement, the Company appoints PCITC to implement the design, construction, operation and maintenance of smart plant project at a total amount of RMB30,580,000 (inclusive of tax). Related announcements were published on the official websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 28 December 2018, as well as on “Shanghai Securities News” and “China Securities Journal” on 29 December 2018.

6.2	Compliance of code of corporate governance practices

During the Reporting Period, the Company applied and complied with all principles and code provisions set out in the Corporate Governance Code contained in Appendix 14 to the Hong Kong Listing Rules except for the deviation from code provision A.2.1 as listed below. Since 5 September 2018, the Company has eliminated this deviation and has complied with the provisions of Article A.2.1 of the Corporate Governance Code.

Code provision A.2.1: The roles of chairman and chief executive should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive should be clearly established and set out in writing.

Deviation: During the Reporting Period, Mr. Wu Haijun served as the Chairman and the President (equivalent to chief executive officer) of the Company from 1 January 2018 to 4 September 2018, but resigned as the President on 5 September 2018. Mr. Shi Wei was appointed as the President with effect from 19 September 2018. Since 5 September 2018, the Company has therefore complied with code provision A.2.1 of the Corporate Governance Code.

Reasons: Mr. Wu Haijun has extensive experience in the management of petrochemicals production business. He was the most suitable candidate to serve as both the Chairman and the President of the Company from 1 January 2018 to 4 September 2018.

6.3	Compliance of Model Code for Securities Transactions

The Company has adopted and implemented the Model Code for Securities Transactions to regulate securities transactions of the Directors and Supervisors. After making specific enquiries with all the Directors and Supervisors, the Company obtained written confirmations from each Director and Supervisor that they have fully complied with the Model Code for Securities Transactions during the Reporting Period.

The Model Code for Securities Transactions is also applicable to the senior management of the Company who are in possession of unpublished price sensitive information of the Company. No incident of non-compliance of the Model Code for Securities Transaction by the senior management was noted by the Company.

6.4	Purchase, sale and redemption of the Company’s securities

During the Reporting Period, the Group did not purchase, sell or redeem any of the Company’s listed securities.

6.5	Audit Committee

The audit committee of the Company has reviewed with the management the accounting principles and standards adopted by the Company, discussed matters regarding auditing, risk management, internal control and financial reporting, and have reviewed the financial statements for the year ended 31 December 2018.

7	FINANCIAL STATEMENTS

7.1	Financial statements prepared under CAS

Consolidated balance sheet

As at 31 December 2018

	31 Dec 2018 RMB’000	31 Dec 2017 RMB’000
Assets
Current assets
Cash at bank and on hand	10,241,893	9,504,266
Derivative financial assets	7,468	—
Trading financial assets	2,719,811	—
Notes & accounts receivables	3,970,245	3,426,439
Advances to suppliers	72,968	27,537
Other receivables	108,986	71,550
Inventories	8,120,875	6,597,598
Assets classified as held for sale	24,331	—
Other current assets	32,299	238,661

Total current assets	25,298,876	19,866,051

Noncurrent assets
Long-term equity investments	4,657,133	4,592,044
Investment properties	376,739	391,266
Fixed assets	11,670,453	12,892,501
Construction in progress	1,559,401	1,001,118
Intangible assets	355,594	397,661
Long-term prepaid expenses	502,689	349,588
Deferred tax assets	119,075	119,307

Total noncurrent assets	19,241,084	19,743,485

Total assets	44,539,960	39,609,536

Consolidated Balance Sheet (Continued)

As at 31 December 2018

	31 Dec 2018 RMB’000	31 Dec 2017 RMB’000
	RMB’000	RMB’000
Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	497,249	606,157
Derivative financial liabilities	11,005	1,516
Notes & accounts payables	7,394,383	5,573,281
Advances from customers	—	477,273
Contract Liabilities	453,564	—
Employee benefits payable	128,861	123,959
Taxes payable	4,642,692	3,290,036
Other payables	785,260	850,022

Total current liabilities	13,913,014	10,922,244

Noncurrent liabilities
Deferred revenue	140,442	145,679

Total liabilities	14,053,456	11,067,923

Equity
Share capital	10,823,814	10,814,177
Capital surplus	610,327	586,307
Other comprehensive income	10,389	17,403
Specific reserve	57,135	—
Surplus reserve	6,237,170	5,727,624
Undistributed profits	12,631,291	11,110,795
Total shareholders’ equity attributable to parent company	30,370,126	28,256,306
Non-controlling interests	116,378	285,307

Total equity	30,486,504	28,541,613

Total liabilities and shareholders’ equity	44,539,960	39,609,536

These financial statements have been approved by the board of directors on March 19, 2019.

Consolidated Income Statement

For the years ended 31 December 2018

	2018 RMB’000	2017 RMB’000
Items
Revenue	107,764,908	92,013,569
Less: Cost of sales	87,029,575	69,656,977
Taxes and surcharges	12,075,424	12,744,088
Selling and distribution expenses	536,914	510,199
General and administrative expenses	2,616,798	2,513,901
R&D expenses	37,261	36,709
Financial expenses – net	(293,429)	(216,038)
Including: financial expense	79,246	54,384
financial income	(443,650)	(267,215)
Asset impairment losses	168,655	178,706
Credit impairment losses	39	—
Add: Gain/(Loss) arising from changes in fair value	33,347	(1,516)
Investment income	878,213	1,245,196
Including: Share of profits of associates and joint ventures	875,597	1,233,693
Asset disposal benefit/(loss)	172,508	(13,017)
Other income	89,035	63,120

Operating profit	6,766,774	7,882,810

Add: Non-operating income	47,581	14,736
Less: Non-operating expenses	65,379	46,312
Total profit	6,748,976	7,851,234

Less: Income tax expenses	1,471,903	1,698,739
Net profit	5,277,073	6,152,495

Attributable to shareholders of the Company	5,277,186	6,141,558
Non-controlling interests	(113)	10,937

Profit from continuing operations	5,277,073	6,152,495
Profit from discontinued operations	—	—

Other comprehensive income	(7,014)	(810)

Total comprehensive income	5,270,059	6,151,685

Attributable to shareholders of the Company	5,270,172	6,140,748
Non-controlling interests	(113)	10,937

Earnings per share
Basic earnings per share (RMB Yuan)	0.488	0.568
Diluted earnings per share (RMB Yuan)	0.488	0.568

These financial statements have been approved by the board on March 19, 2019.

7.2 Financial statements prepared under IFRS Consolidated income statement

	Year ended 31 December
	2018 RMB’000	2017 RMB’000
Revenue	107,688,907	91,962,415
Taxes and surcharges	(12,075,424)	(12,744,088)

Net Sales	95,613,483	79,218,327
Cost of sales	(89,838,977)	(72,398,288)

Gross profit	5,774,506	6,820,039

Selling and administrative expenses	(536,114)	(535,259)
Net impairment losses on financial assets	(39)	—
Other operating income	202,617	119,010
Other operating expenses	(32,548)	(21,379)
Other gains – net	176,690	19,462

Operating profit	5,585,112	6,401,873

Finance income	443,661	268,379
Finance expenses	(106,249)	(61,047)

Financial incomes-net	337,412	207,332

Share of net profit of associates and joint ventures accounted for using the equity method	885,597	1,243,693
Profit before income tax	6,808,121	7,852,898

Income tax expense	(1,471,903)	(1,698,739)
Profit for the year	5,336,218	6,154,159

Profit attributable to:
– Owners of the Company	5,336,331	6,143,222
– Non-controlling interests	(113)	10,937

	5,336,218	6,154,159

Earnings per share attributable to owners of the Company for the year (expressed in RMB per share)
Basic earnings per share	RMB 0.493	RMB 0.569

Diluted earnings per share	RMB 0.493	RMB 0.568

Consolidated Statement of Comprehensive Income

Year ended 31 December
	2018 RMB’000	2017 RMB’000

Profit for the year	5,336,218	6,154,159

Other comprehensive losses
Items that may be reclassified to profit or loss
Share of other comprehensive loss of associates and joint ventures accounted for using the equity method	(7,014)	(810)

Other comprehensive loss for the year, net of tax	(7,014)	(810)

Total comprehensive income for the year	5,329,204	6,153,349

Attributable to:
– Owners of the Company	5,329,317	6,142,412
– Non-controlling interests	(113)	10,937

Total comprehensive income for the year	5,329,204	6,153,349

Consolidated Balance Sheet

As at 31 December 2018

	As at 31 December
	2018 RMB’000	2017 RMB’000

Assets

Non-current assets
Lease prepayments and other non-current assets	858,283	747,249
Property, plant and equipment	11,646,390	12,866,428
Investment properties	376,739	391,266
Construction in progress	1,559,401	1,001,118
Investments accounted for using the equity method	4,527,133	4,452,044
Deferred income tax assets	119,075	119,307

	19,087,021	19,577,412

Current assets
Inventories	8,120,875	6,597,598
Financial assets at fair value through other comprehensive income	1,672,431	—
Financial assets at fair value through profit or loss	2,727,279	—
Trade receivables	81,990	386,480
Bills receivable	—	1,090,479
Other receivables	105,803	83,551
Prepayments	38,025	228,269
Amounts due from related parties	2,286,249	1,975,408
Cash and cash equivalents	8,741,893	7,504,266
Time-deposits with banks	1,500,000	2,000,000
Assets classified as held for sale	24,331	—

	25,298,876	19,866,051

Total assets	44,385,897	39,443,463

Equity and liabilities
Equity attributable to owners of the Company
Share capital	10,823,814	10,814,177
Reserves	19,522,249	17,416,056

	30,346,063	28,230,233
Non-controlling interests	116,378	285,307

Total equity	30,462,441	28,515,540

Consolidated Balance Sheet (Continued)

As at 31 December 2018

	As at 31 December
	2018 RMB’000	2017 RMB’000

Liabilities
Non-current liabilities
Deferred income	10,442	5,679

Current liabilities
Borrowings	497,249	606,157
Financial liabilities at fair value through profit or loss	11,005	1,516
Advance from customers	—	470,865
Contract liabilities	446,702	—
Trade payables	2,922,998	1,908,457
Other payables	5,167,230	3,568,817
Amounts due to related parties	4,567,814	3,731,687
Income tax payable	300,016	634,745

	13,913,014	10,922,244

Total liabilities	13,923,456	10,927,923

Total equity and liabilities	44,385,897	39,443,463

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

(a)	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 January 2018:

•	IFRS 9 ‘Financial Instruments’

•	IFRS 15 ‘Revenue from Contracts with Customers’

•	Annual Improvements 2014-2016 cycle

•	Amendments to IFRS 2 ‘Classification and Measurement of Share-based Payment Transactions’

•	Amendments to IAS 40 ‘Transfers to Investment Property’

•	IFRIC 22 ‘Foreign Currency Transactions and Advance Consideration’

The impact of adoption of IFRS 9 and 15 are disclosed in Note 2 below. Changes in the other standards would not have any material past, present and future impacts on the Group’s consolidated financial statements.

(b)	New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 2018 and have not been early adopted by the Group.

•	IFRS 16 ‘Leases’, effective for the accounting period beginning on or after 1 January 2019.

•	Interpretation 23 ‘Uncertainty over Income Tax Treatment’, effective for the accounting period beginning on or after 1 January 2019.

•	Amendments to IAS 28 ‘Long-team interests in Associates and Joint Ventures’, effective for the accounting period beginning on or after 1 January 2019.

•	Annual Improvements to IFRS Standards 2015 – 2017 Cycle, effective for the accounting period beginning on or after 1 January 2019.

•	Amendments to IFRS 10 and IAS 28 ‘Sale or contribution of assets between an investor and its associate or joint venture’, the effective date of this amendment has been deferred by IASB.

•	Amendments to IFRS 9 ‘Prepayment Features with Negative Compensation’, effective for the accounting period beginning on or after 1 January 2019.

•	Amendments to IAS 19 ‘Plan Amendment, Curtailment or Settlement’, effective for the accounting period beginning on or after 1 January 2019.

•	Amendments to IFRS 3 ‘Business Combinations’, effective for the accounting period beginning on or after 1 January 2020.

•	Amendments to conceptual Framework of IASB, effective for the accounting period beginning on or after 1 January 2020.

•	IFRS 17 ‘Insurance Contracts’, effective for the accounting period beginning on or after 1 January 2021.

The Group’s assessment of the impact of these new standards and interpretations is set out below.

IFRS 16, ‘Leases’, was issued in January 2016. It will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance lease is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-valued leases.

The Group has set up a project team which has reviewed all of the Group’s leasing arrangements over the last year in light of the new lease accounting rules in IFRS 16. The standard will affect primarily the accounting for the Group’s operating leases. The Group will adopt the practical expedients in IFRS 16(C10) for the use of a single discount rate to a portfolio of leases with similar characteristics and the accounting for leases which end within 12 months from the date of initial application as short-term leases and will recognize the lease cost on a straight-line basis as expenses in profit or loss.

As at 1 January 2019, the Group has non-cancellable operating lease commitments of RMB 84,746 thousands. Of these commitments, approximately RMB 315 thousands relate to short-term leases which will be recognized on a straight-line basis as expense in profit or loss. For the remaining lease commitments, the Group expects to recognize right-of-use assets of approximately RMB 76,852 thousands on 1 January 2019, lease liabilities of RMB 76,731 thousands (after adjustments for prepayments and accrued lease payments recognized as at 31 December 2018). The Group expected the impact on net profit after tax and cash flows for 2019 was not significant. The Group’s activities as a lessor are not material and hence the Group does not expect any significant impact on the financial statements.

The Group will apply the standard from its mandatory adoption date of 1 January 2019. The Group intends to apply the simplified transition approach and will not restate comparative amounts for the years prior to first adoption. Right-of-use assets will be measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses).

Apart from the impacts from the aforementioned reporting standards, there are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

This note explains the impact of the adoption of IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers” on the Group’s financial statements and also discloses the new accounting policies that have been applied from 1 January 2018, where they are different to those applied in prior periods.

2.	CHANGES IN ACCOUNTING POLICIES

2.1	IFRS 9 “Financial Instruments”

IFRS 9, “Financial Instruments” was adopted by the Group using the modified retrospective approach. The reclassifications and the adjustments arising from the new impairment rules are therefore not reflected in the comparative information in the restated balance sheet as at 31 December 2017, but are recognized in the opening balance sheet on 1 January 2018.

Impact of adoption

On 1 January 2018 (the date of initial application of IFRS 9), the Group’s management has assessed which business models apply to the financial assets held by the Group and has classified its financial instruments into the appropriate IFRS 9 categories. The main effects resulting from this reclassification as at 1 January 2018 are as follows:

	FVOCI RMB’000	Trade receivables RMB’000	Bills receivable RMB’000
Closing balance 31 December 2017 – IAS 39	—	386,480	1,090,479
Reclassification from trade receivables and bills receivable to FVOCI (a)	1,399,997	(309,518)	(1,090,479)

Opening balance 1 January 2018 – IFRS 9	1,399,997	76,962	—

(a)	Reclassification from trade receivables and bills receivable to FVOCI

Certain trade receivables and bills receivable with contractual cash flows represent solely payments of principal and interest, were reclassified to FVOCI, as the Group’s business model is achieved both by collecting contractual cash flows and selling of these assets.

The fair value of these trade and bill receivables as at 1 January 2018 was approximately equivalent to the amortized cost for these assets. There was no impact on retained earnings as at 1 January 2018.

The total impact on the Group’s retained earnings as at 1 January 2018 is as follows:

RMB’000
Closing retained earnings 31 December 2017—IAS 39	13,128,257
Adjustment to retained earnings from adoption of IFRS 9 on 1 January	—

Opening retained earnings 1 January 2018—IFRS 9	13,128,257

The Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis. In calculating the expected loss rates, the Group considers historical loss rates for each category of receivables and adjusts for forward looking macroeconomic data.

Accounting polices applied from 1 January 2018

Accounting policies applied by the Group from 1 January 2018 has been modified according to the adoption.

2.2	IFRS15-Revenue from customer contracts

The Group has adopted IFRS 15, “Revenue from Contracts with Customers” by using the modified retrospective approach which means that the cumulative impact of the adoption (if any) will be recognized in retained earnings as at 1 January 2018 and that comparatives will not be restated.

Impact of adoption

The Group has adopted IFRS 15 Revenue from Contracts with Customers from 1 January 2018 which resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. In summary, the following adjustments were made to the amounts recognized in the balance sheet at the date of initial application (1 January 2018) and at the reporting date (31 December 2018):

	IAS 18 carrying amount 31 December 2017 RMB’000	Reclassification RMB’000	IFRS 15 carrying amount 1 January 2018 RMB’000
Advance from customers	470,865	(470,865)	—
Contract liabilities	—	470,865	470,865
	IAS 18 carrying amount 31 December 2018 RMB’000	Reclassification RMB’000	IFRS 15 carrying amount 31 December 2018 RMB’000
Advance from customers	446,702	(446,702)	—
Contract liabilities	—	446,702	446,702

The contract liabilities of the Group are advance for goods from customers. Revenue amounted to RMB 465,706 thousands has been recognized in the current year relates to carried — forward contract liabilities.

The Group is principally engaged in processing crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum product. The adoption of IFRS 15 does not change revenue recognition policy of aforementioned activities.

The application of IFRS 15 results in the identification of separate performance obligations in relation to shipping service derived from oversea trading sales of the Group which affects the timing of the recognition of revenue, from point in time to overtime. The identified effect of the revenue recognition, which is subject to the requirements of IFRS 15, was immaterial to the retained earnings as at 1 January 2018.

The Group does not introduce any customer loyalty programme which is likely to be affected by the IFRS 15.

The Group does not expect to have any contracts where the period between the transfer of the promised goods to the customer and payment by the customer exceeds one year. As a consequence, the Group does not adjust any of the transaction prices for the time value of money.

The Group has elected to apply the practical expedient that contract costs incurred related to contracts with an amortization period of less than one year have been expensed as incurred. The Group also applies the practical expedient in paragraph 121 of IFRS 15 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

Except for the reclassifications of contract liabilities, there is no other line items have been significantly affected by the application of IFRS 15 as compared to IAS 18, which was in effect before the adoption of IFRS 15.

3.	FINANCE INCOME AND EXPENSES

	2018 RMB’000	2017 RMB’000
Interest income	443,661	268,379

Finance income	443,661	268,379

Interest on bank and other borrowings	(84,425)	(55,188)
Less: amounts capitalized on qualifying assets	5,179	804

Net interest expense	(79,246)	(54,384)
Net foreign exchange loss	(27,003)	(6,663)

Finance expenses	(106,249)	(61,047)

Finance income-net	337,412	207,332

4.	EXPENSE BY NATURE

	2018 RMB’000	2017 RMB’000
Cost of raw material	56,601,977	42,075,096
Cost of trading products	26,392,366	23,531,983
Employee benefit expenses	2,888,572	2,752,996
Depreciation and amortization	1,807,613	1,834,129
Repairs and maintenance expenses	1,265,919	1,136,379
Transportation costs	326,553	306,654
Sales commissions	139,954	116,616
Leasing expenses	96,520	79,438
Inventory write-down	86,003	60,461
Impairment loss	82,652	118,245
Auditors’ remuneration—audit services	7,800	7,800
Change of goods in process and finished goods	(277,403)	(58,784)
Other expenses	956,565	972,534

Total cost of sales, selling and administrative expenses	90,375,091	72,933,547

5.	INCOME TAX

	2018 RMB’000	2017 RMB’000
- Current income tax	1,471,671	1,714,955
- Deferred taxation	232	(16,216)

Income tax expense	1,471,903	1,698,739

A reconciliation of the expected income tax calculated at the applicable tax rate and total profit, with the actual income tax is as follows:

	2018 RMB’000	2017 RMB’000
Profit before income tax	6,808,121	7,852,898
Expected PRC income tax at the statutory tax rate of 25%	1,702,032	1,963,225
Tax effect of share of profit of investments accounted for using the equity method	(218,024)	(307,547)
Tax effect of other non-taxable income	(17,270)	(8,733)
Tax effect of non-deductible loss, expenses and costs	20,123	7,268
True up for final settlement of enterprise income taxes in respect of previous years	12,678	(15,121)
Tax losses for which no deferred income tax asset was recognized	10,017	60,832
Utilization of previously unrecognized tax losses	(37,653)	(1,185)
Actual income tax	1,471,903	1,698,739

The provision for PRC income tax is calculated at the rate of 25% (2017: 25%) on the estimated taxable income of the year ended 31 December 2018 determined in accordance with relevant income tax rules and regulations. The Group did not carry out business overseas and therefore does not incur overseas income taxes.

6.	EARNINGS PER SHARE

(a)	Basis

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year.

	2018 RMB’000	2017 RMB’000
Net profit attributable to owners of the Company	5,336,331	6,143,222

Weighted average number of ordinary shares in issue (thousands of shares)	10,823,497	10,803,690

Basic earnings per share (RMB per share)	RMB 0.493	RMB 0.569

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

As at 31 December 2017, The Company has dilutive potential ordinary shares from share options. The number of shares that would have been issued assuming the exercise of the share options less the number of shares that could have been issued at fair value (determined as the average market price per the Company’s A share for year ended 31 December 2017) for the same total proceeds is the number of shares issued for no consideration. The resulting number of shares issued for no consideration is included in the weighted average number of ordinary shares as the denominator for calculating diluted earnings per share. As at 31 December 2018, there was no potential dilutive ordinary share from share options due to the forfeit of the third tranche of share option incentive scheme.

The calculation of the diluted earnings per share for the years ended 31 December 2018 and 31 December 2017 was shown as:

Earnings	2018 RMB	2017 RMB
Profit attributable to owners of the Company	5,336,331	6,143,222

Weighted average number of ordinary shares in issue (thousands of shares)	10,823,497	0,803,690
Adjustments for share options granted (thousands of shares)	—	6,179

Weighted average number of ordinary shares for diluted earnings per share (thousands of shares)	10,823,497	10,809,869

Diluted earnings per share (RMB per share)	RMB0.493	RMB0.568

7.	DIVIDEND

An annual dividend in respect of the year ended 31 December 2018 of RMB 0.25 per share, amounting to a total dividend of RMB 2,705,873 thousands, was approved by the Board of Directors on 19 March 2019. This financial statement has not reflected such dividend payable.

An annual dividend in respect of the year ended 31 December 2017 of RMB 0.3 per share, amounting to a total dividend of RMB 3,247,144 thousands, was approved by the Board of Directors on 20 March 2018.

8.	TRADE AND OTHER RECEIVABLES

	As at 31 December
	2018 RMB’000	2017 RMB’000
Trade receivables	82,044	386,517
Less: impairment provision	(54)	(37)

	81,990	386,480

Bills receivable	—	1,090,479
Amounts due from related parties excluded prepayments	2,219,007	1,953,471

	2,300,997	3,430,430

Other receivables	105,803	83,551

	2,406,800	3,513,981

For the year ended 31 December 2018, certain associates and joint ventures of the Group declared dividends with total amount of RMB 811,473 thousands to the Group (2017: RMB 479,633 thousands). As at 31 December 2018 and 31 December 2017, all these declared dividends had been received by the Group.

The interest receivable amounted of RMB 79,224 thousands was recorded in the balance of other receivables (31 December 2017: RMB 52,993 thousands).

Amounts due from related parties mainly represent trade-related balances, unsecured in nature and bear no interest.

The aging analysis based on invoice date of trade receivables, bills receivable and amounts due from related parties excluded prepayments (net of allowance for doubtful debts) is as follows:

	As at 31 December
	2018 RMB’000	2017 RMB’000
Within one year	2,300,957	3,430,384
One to two years	29	38
Two to three years	11	8

	2,300,997	3,430,430

Movements of the Group’s impairment provision for trade and other receivables are as follows:

	2018 RMB’000	2017 RMB’000
As at 1 January	1,053	992
Provision for receivables impairment	39	66
Receivables written off during the year as uncollectible	(894)	(5)

As at 31 December	198	1,053

As at 31 December 2018 and 31 December 2017, no trade receivable or bills receivable was pledged as collateral.

Sales to third parties are generally on cash basis or on letter of credit. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

9.	BORROWINGS

	As at 31 December
	2018 RMB’000	2017 RMB’000
Credit loans due within one year
-Short term bank loans	497,249	606,157

The weighted average interest rate for the Group’s borrowings was 3.63% for the year ended 31 December 2018 (2017: 2.93%).

As at 31 December 2018, no borrowings were secured by property, plant and equipment (31 December 2017: Nil).

As at 31 December 2018, the Group had credit facilities with several PRC financial institutions which provided the Group to borrow or to guarantee the issuance of the bills of lading up to RMB 18,716,320 thousands, within which amounted to RMB 16,961,535 thousands were unused. The maturity dates of the unused facility amounted to RMB 3,710,000 thousands will be after 31 December 2019. Management assessed that all the facilities could be renewed upon the expiration dates.

10.	TRADE AND OTHER PAYABLES

	As at 31 December
	2018 RMB’000	2017 RMB’000
Trade payables	2,922,998	1,908,457
Amounts due to related parties	4,567,814	3,731,687

	7,490,812	5,640,144

Staff salaries and welfares payable	128,861	123,959
Taxes payable (exclude income tax payable)	4,342,676	2,655,291
Interest payable	5,952	864
Dividends payable	26,488	23,686
Construction payable	334,249	425,891

Other liabilities	329,004	339,126

	5,167,230	3,568,817

	12,658,042	9,208,961

As at 31 December 2018 and 2017, all trade and other payables of the Group were non-interest bearing, and their fair value approximated their carrying amounts due to their short maturities.

Majority of amount due to related parties were trade payable for purchasing crude oil from related parties.

As at 31 December 2018, the ageing analysis of the trade payables (including bills payable and amounts due to related parties with trading nature) based on invoice date was as follows:

	As at 31 December
	2018 RMB’000	2017 RMB’000
Within one year	7,451,168	5,568,507
Between one and two years	25,231	58,016
Over two years	14,413	13,621

	7,490,812	5,640,144

11.	SEGMENT INFORMATION

2018	Synthetic fibres RMB’000	Resins and plastics RMB’000	Intermediate petrochemicals RMB’000	Petroleum products RMB’000	Trading of petrochemical products RMB’000	Others RMB’000	Total RMB’000
Total segment revenue	2,225,594	10,868,758	26,327,039	66,009,608	27,650,410	1,488,856	134,570,265
Inter segment revenue	—	(138,481)	(13,923,959)	(11,037,010)	(1,090,056)	(691,852)	(26,881,358)

Revenue from external customers	2,225,594	10,730,277	12,403,080	54,972,598	26,560,354	797,004	107,688,907

Timing of revenue recognition
At a point in time	2,225,594	10,730,277	12,403,080	54,972,598	26,537,983	797,004	107,666,536
Over time	—	—	—	—	22,371	—	22,371

	2,225,594	10,730,277	12,403,080	54,972,598	26,560,354	797,004	107,688,907

Total gross (loss)/profit	(537,590)	1,081,206	2,135,060	2,936,678	149,236	9,916	5,774,506

2017	Synthetic fibres RMB’000	Resins and plastics RMB’000	Intermediate petrochemicals RMB’000	Petroleum products RMB’000	Trading of petrochemical products RMB’000	Other segments RMB’000	Total RMB’000
Total segment revenue	2,061,765	10,596,844	23,302,939	53,259,378	24,953,285	1,364,977	115,539,188
Inter – segment revenue	—	(123,824)	(12,949,321)	(8,737,935)	(1,240,250)	(525,443)	(23,576,773)

Revenue from external customers	2,061,765	10,473,020	10,353,618	44,521,443	23,713,035	839,534	91,962,415

Total gross (loss)/profit	(440,925)	1,539,196	2,378,581	3,147,627	162,801	32,759	6,820,039

	2018 RMB’000	2017 RMB’000
Segment result – Profit/(loss) from operations

Petroleum products	2,910,063	3,120,024
Resins and plastics	900,440	1,355,908
Intermediate petrochemicals	1,934,926	2,206,128
Trading of petrochemical products	104,900	60,583
Synthetic fibres	(573,503)	(475,266)
Others	308,286	134,496

Profit from operations	5,585,112	6,401,873
Net finance income	337,412	207,332
Share of profit of investments accounted for using the equity method	885,597	1,243,693

Profit before income tax	6,808,121	7,852,898

7.3	Reconciliation between financial statements prepared under CAS and IFRS

The Company is listed on the Stoke Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which is audited by PricewaterhouseCoopers. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the reconciliation items and the amount are listed as follows:

	Net profit (Consolidated)		Net assets (Consolidated)
	2018	2017	31 December 2018	31 December 2017
Under CAS	5,277,073	6,152,495	30,486,504	28,541,613
Adjustments under IFRS-
Government grants(a)	2,010	2,010	(24,063)	(26,073)
Safety production costs(b)	57,135	(346)	—	—

Under IFRS	5,336,218	6,154,159	30,462,441	28,515,540

Explanation of the reconciliation items:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

By Order of the Board

Guo Xiaojun

Joint Company Secretary

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 19 March 2019

As at the date of this announcement, the executive directors of the Company are Wu Haijun, Shi Wei, Jin Qiang, Guo Xiaojun, Zhou Meiyun and Jin Wenmin; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Zhang Yimin, Liu Yunhong, Du Weifeng and Li Yuanqin.

Exhibit 99.2

2018
CORPORATE
SOCIAL
RESPONSIBILITY
REPORT
SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China)
Stock code: 00338 Hong Kong 600688 Shanghai

Original Aspiration and Mission
Love My Country, Revitalize Petrochemical Industry and
Provide Energy for Better Living
Strategic Positioning
To Build a Domestically Leading and Globally First-class
Energy and Chemical as well as New Material Company
Corporate Value
People, Responsibility, Integrity,
Precision, Innovation, Shared Values
Corporate Style
Strictness, Precision, Pragmatism

Address by Chairman of the Board	01
SPC Responsibility Performance Sheet	03
Company Profile	05
Corporate Culture	06
Development Strategy	06
Corporate Governance	07
Communication about topics of social	08
responsibility
Matrix for assessment of the importance	08
of social responsibility topics
Responsibility Management	09
2018 Honors of Responsibility	11
Revitalize petrochemical industry with innovative and pragmatic mindset	12
Create value in good faith	18
Develop business through win-win cooperation	22
Refined operations, safety and green development	26
People foremost, benefit the staff	38
Fulfill responsibilities and serve the society	42
Outlook of 2019	46
Written Comments on Assessment of Corporate	47
Social Responsibility Report
Index	51
Briefing of this report	53

Address by Chairman of the Board
2018 is the 40th anniversary of economic reform and opening-up in China and also the critical year for Sinopec Shanghai Petrochemical Company Limited (hereinafter referred to as “SPC”)’s deepening of reform and innovations. Faced with such complicated situations as swinging international oil prices, visible slowdown of energy demand growth and increasingly stringent environmental requirements, SPC remained mobilized for brand new endeavors from senior management to grassroots, focusing on three main campaigns of “environmental governance, overcoming difficulties of development, reserve of talents”, making great efforts to implement such activities as stable operation of the units, optimization of production operations and cost reduction. As a result, the production operation is generally stable, safety and environmental protection are at a good tendency and the economic benefit presents favorable trends. In 2018, SPC achieved total industrial output value of 81.736 billion RMB and operation revenue of 107.765 billion RMB and totally paid tax revenue of 14.097 billion RMB, ranked 19th among the top 100 Shanghai-based enterprises in 2018. 01 2018 SPC Report on Corporate Social Responsibility

SPC vigorously built “beautiful petrochemical industry” and accelerated the establishment of green enterprises. The company greatly promoted advanced, highly efficient, low-carbon, energy saving and water conservation technologies, spared no effort to take part in the battle of pollution prevention and treatment and focused on the campaign of “investigating unpleasant odor by all employees”. Consequently, the target of main pollutant emission reduction was accomplished on schedule and hazardous wastes were completely properly disposed. SPC took the initiative to undertake more social responsibilities, proactively promoted the integrated environmental improvement at Jinshan district, supplied national VI standard gasoline and diesel to the market in an all-around way and successfully completed support for safety, environmental protection, harmony and stability of the first session of international import expo.
SPC vigorously built “innovative petrochemical industry” and sped up development of smart plant. The company attached importance to fostering new momentum for innovative development. Therefore, brand new products and advanced technologies have kept on achieving new breakthroughs. SPC’s 48K large tow carbon fiber technology has filled the gaps in domestic market. The company has achieved breakthroughs in zero export of carbon fiber products. SPC proactively promoted building of smart plant and was rated as the demonstration enterprise of 2018 intelligent manufacturing pilot projects by the Ministry of Industry and Information Technology of the People’s Republic of China.
SPC vigorously built “sharing petrochemical industry” and kept on expanding the Circle of Friends. The company was committed to building green supply chain to share high quality products and service with cooperative partners. SPC also established linkage and interfacing mechanism with local government, 46 grassroots Party Branches were partnered and co-constructed with 46 village-based Party organizations to jointly build harmonious partnership between enterprises and local government and further enrich the connotation of regionalized Party building. Cumulatively more than 107 sessions of “Public Open Day” programs were held with over 3600 people/times of participation in communication and exchange.
SPC vigorously built “harmonious petrochemical industry” to improve the employees’ sense of happiness with great efforts. The company pushed forward the project of “talents-based corporate development” and reform of “three systems”, constantly expanded the career development channels for employees, facilitated and motivated employees to contribute themselves to sustainable development of the company. SPC practically assured the employees’ various rights and interests by adopting EAP in an all-round way and initiating great health management.
Thanks to the joint efforts of all staff and great support from all walks of life, 2018 is a harvest and fruitful year for SPC. The company was selected as “Constituent Stock of 2018 China SGCX-ESG50 Index (SynTaoGF CaiXin ESG 50 Index)” and granted with the honorary titles of “China Top 100 Enterprises”, “Innovation China-Top 100 Listed Companies”, “Shanghai Top 100 Enterprises of Two Excellences” and “Green Development Prizes”. Here I would like to express my sincere thanks to all SPC staff for their devotion and all sectors of society for their care and support to SPC.
A persevering doer can always achieve success and a persistent walker can always reach the destination. 2019 is the 70th anniversary of the founding of the People’s Republic of China and also a crucial year to determine the victory of sustainable development in an all-around way for SPC, in which the petrochemical industry has both opportunities and challenges. Centering on the development target of “building a domestically leading and globally first-class energy and chemical as well as new material company “, SPC will remain true to our original aspiration and stay firm in our great mission of “Love My Country, Revitalize Petrochemical Industry and Provide Energy for Better Living “, adhere to the work concept of “challenging the advanced level and benchmarking the most stringent standard”, act as a running dream seeker with the determination and courage of further reform and opening-up on the way of high quality development and present gifts to 70th anniversary of the founding of new China with new performance that lives up to new era. Chairman Wu Haijun Mar. 19. 2019 2018 SPC Report on Corporate Social Responsibility 02

SPC Responsibility Performance Sheet
Economics

Indicators	Unit	2018	2017	2016
Total assets	0.1 billion RMB	445.40	396.10	341.24
Operating revenue	0.1 billion RMB	1077.65	920.14	778.94
Total profit	0.1 billion RMB	67.49	78.51	77.65
Earnings per share	RMB	0.49	0.57	0.55
Quantity of applications for invention patents	Piece	63	50	50
Customer satisfaction	%	97.93	96.49	96.22
Spot check compliance rate of products	%	100	100	100
Rate of purchasing by invitation to bids	%	90.47	92.14	78.32
Direct supply from manufacturers	%	99.60	99.17	97.50
Ratio of suppliers’ obtaining ISO14000 environmental management system	%	54.10	58.53	38.61
certification

Society

Indicators	Unit	2018	2017	2016
Total tax paid	0.1 billion RMB	140.97	162.09	142.23
Coverage rate of anti-commercial bribery	%	100	100	100
training
Proportion of informal employees	%	6.62	10.45	10.33
Labor contract conclusion rate	%	100	100	100
Coverage rate of collective contracts	%	100	100	100
Social insurance coverage rate	%	100	100	100
Proportion of female management staff	%	17.20	17.80	17.81
Incidence of occupational diseases	%	0.01	0	0
Number of occupational safety and health	person	13750	9577	8798
trainees
Coverage rate of physical examination	%	98.92	98.65	98.92
Input into relief of poverty-stricken employees	10k RMB	150	150	150

Safety

Indicators	Unit	2018	2017	2016
Annual morality rate of employees’ work injuries	%	0	0	0
Annual rate of employees’ serious injuries	%	0	0	0
Number of major incidents of fire hazards and explosions	Pce.	0	0	0
Number of major incidents of environmental pollutions	Pce.	0	0	0
Number of major incidents of occupational hazards	Pce.	0	0	0
Major incidents of chemical spills	Pce.	0	0	0
Major traffic accidents	Pce.	0	0	0
Major liability incidents	Pce.	0	0	0
Mortality rate per million man-hours	%	0	0	0
Input into work safety	10k RMB	13765.59	19369.7	23508.3

Environment

Indicators	Unit		2018	2017	2016
Total environmental investment	10k RMB		50957	73411	17110
Fresh water consumption	10k ton		5939.96	6027.05	5762.28
COD discharge	ton		1276.13	1691.94	/
Discharge of ammonia nitrogen	ton		28.04	46.12	/
Discharge of waste gas	10k m	3	454.42	479.54	480.54
SO2 discharge	ton		237.76	660.54	/
Discharge of nitrogen oxides	ton		1450.94	2416.71	/
Total consumption of industrial energy	10k ton		684.9	690.5	698.9
Electricity consumption excluding external	10k kilowatt		318852	319555	326440
power supply
CO2 discharge	Ton		1046.14	1039.84	1046.03
Discharge of hazardous wastes	10k ton		0.96	1.01	0.71
Discharge of non-hazardous wastes	10k ton		81.54	67.23	69.51
Comprehensive recycling volume of sludge	10k ton		1.71	1.31	1.53
Frequency of major leakage of chemicals	Time		0	0	0

Note: 1. The accounting method for SPC 2018 main pollutants has been linked up with the pollutant discharge license and environmental protection tax and field measurement method is adopted for accounting of the total discharge of pollutants. Field measurement method will be adopted for accounting of the pollutant discharge data in the future in accordance with provisions of the pollutant discharge license. Previous data of non-field measurement will not be listed in present report any more, for the difference is great between the data sourced from field measurement method and the data obtained from previous material balance calculation method and pollutant discharge coefficient calculation method and there is no comparability. To facilitate vertical comparisons, the pollutant discharge data of 2017 is estimated in this report on the basis of the pollutant discharge coefficient of field measurement method.
2. As SPC adopts varieties of packing materials, including iron, steel, timber, plastics, woven bags etc., there are various types, including barrels, boxes, bags etc.; the dimensions vary and part of the packages can be recycled, SPC doesn’t have the capability for calculating the overall quantity of packages.

Company Profile
SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED
Located in Jinshan District, Shanghai, as the holding subsidiary of China Petroleum & Chemical Corporation, SPC is one of the largest integrated enterprises of refining and chemical industry in China and also an important production base of oil products, intermediate petrochemical products, synthetic resin and synthetic fiber in China.
1972
Shanghai Petrochemical Complex, the predecessor of SPC, was founded.
1993
As a result of standardized reform of shareholding system for the state-owned enterprises, the Company became the first limited liability company in China with its shares listed on Shanghai Stock Exchange, the Stock Exchange of Hong Kong and New York Stock Exchange at the same time.
2013
SPC completed reform of non-tradable shares.
2018
As a result of six stages of large-scale concentrated construction, the production capacity has been significantly improved, with main products including such four categories as petroleum, chemicals, synthetic resin as well as synthetic fiber polymers and synthetic fibers.

Corporate Culture

Enterprise Spirit: Love My Country, Revitalize Petrochemical Industry

Inheriting the original aspiration and great mission of "loving my country and revitalizing petrochemical industry", fulfilling the corporate culture by implementing the fine tradition of "three honesties and four strictness (to be an honest person, to speak honestly and act honestly in revolutionary cause; to have strict requirements, well-arranged organization and strict discipline in work)","hard-working and down-to-earth style" as well as "refinement and preciseness", adhering to Jinshan spirit of "Entrepreneurship, Pragmatism, Solidarity, Dedication" and the management philosophy of "challenging the advanced, performing refined management", observing the occupation code of "being dedicated to be a cultured person, observing regulations to be an honest person, keeping faith to be a civilized person", proactively fostered and practiced socialist core values and vigorously practiced the development concept of "innovation, harmony, green, open and sharing". SPC core value concept system includes the corporate mission, strategic positioning, corporate values and corporate style. It considers Sinopec core value concept as the fundamental adherence and embodies characterized connotations in practice.

SPC entered the list of 2017-2018 Top 100 Shanghai Enterprises of Corporate Brand Culture Development.


Corporate Mission
To provide energy for better living
Corporate Values
People, Responsibility, Integrity, Precision, Innovation, Shared Values
Innovation
Corporate Style
Strictness, Precision, Pragmatism
Strategic Positioning
To build a globally first-class energy and chemical as well as new material company
Development
SPC

Development Strategy

SPC proactively implemented President Xi Jinping's socialist ideology with Chinese characteristics for new era and the spirit of the 19th National Congress of the Communist Party of China. Considering "domestically leading and globally first-class" as the target, SPC stuck to the development concept of "innovation, harmony, green, open and sharing", unswervingly carried out the development strategy of "being led by value and driven by innovation, making overall arrangement of resources, open cooperation and green low carbon", followed the development ideas of "enlarging oil refining, intensifying chemicals and refining fine chemicals" and adhered to "giving equal consideration to both low cost and differentiation and laying equal stress on large-scale and precision". The Company was committed to becoming an excellent energy and chemical enterprise featured with "prominent major business, superior assets, reasonable structure, healthy finance, advanced technology, green low carbon, distinctive culture and standardized governance".

2018 SPC Report on Corporate Social Responsibility 06

Corporate Governance
Strictly abiding by the Corporation Law, the Securities Law and other state laws and regulations and following the supervision requirements of China Securities Regulatory Commission and the Exchange of the listing locations, SPC established the corporate governance systems in compliance with international and state laws and regulations that have defined separation of rights and duties for various levels and clear decision-making process, kept on enhancing corporate system improvement, improved internal governance, decision-making, business operation and maintained the corporate and employees’ lawful rights and interests according to the law, improved the information disclosure quality and the corporate overall image. SPC has complied with all the applicable rules and articles as stipulated in the Environmental, Social and Governance Reporting Guide in 2018.

Board of Directors
Name	Position	Strategic Committee	Nominating Committee	Compensation and Assessment Committee	Audit Committee
Wu Haijun	Party secretary, executive director, chairman of the Board	Chairman	Committee member
Shi Wei	Deputy party secretary, executive director	Committee member
Jin Qiang	Executive director
Guo Xiaojun	Executive director, Board secretary, joint company secretary	Committee member
Zhou Meiyun	Executive director	Committee member		Committee member
Lei Dianwu	Non-executive director	Committee member
Mo Zhenglin	Non-executive director	Committee member
Zhang Yimin	Independent non-executive director		Chairman	Chairman
Liu Yunhong	Independent non-executive director				Committee member
Du Weifeng	Independent non-executive director		Committee member	Committee member	Committee member
Li Yuanqin	Independent non-executive director	Committee member			Chairman

Board of Supervisors
Name	Position
Ma Yanhui	Deputy party secretary, Company Supervisor, chairman
of board of supervisors
Zuo Qiang	Company Supervisor
Li Xiaoxia	Company Supervisor
Zhai Yalin	External supervisor
Fan Qingyong	External supervisor
Zheng Yunduan	Independent supervisor
Cai Tingji	Independent supervisor

Management Level
Name	Position
Shi Wei	General manager
Jin Qiang	Deputy general manager
Guo Xiaojun	Deputy general manager
Zhou Meiyun	Deputy general manager
Jin Wenmin	Deputy general manager

In 2018, SPC held 2 sessions of shareholders’ meeting, 9 sessions of Board of Directors (BOD) meeting, 2 sessions of BOD audit committee meeting, 3 sessions of BOD compensation and assessment committee meeting, 2 sessions of BOD nominating committee meeting, 1 session of BOD strategic committee meeting and 5 sessions of board of supervisors meeting, at which relevant proposals were successfully discussed and reviewed.

	7 proposals	2 proposals		2 resolutions	4 resolutions	2 resolutions	1 resolution	2 resolutions	1 resolution
	1	2		1	2	3	4	5	6
	2017 annual	2018 first		4th session	5th session	6th session	7th session	8th session	9th session
	general	extraordinary		of 9th term	of 9th term	of 9th term	of 9th term	of 9th term	of 9th term
Shareholders’	meeting of	general	Board of	board of	board of	board of	board of	board of	board of
meeting	shareholders	meeting	Supervisors	supervisors	supervisors	supervisors	supervisors	supervisors	supervisors
	(Jun. 13)	(Nov. 8)		(Jan. 8)	(Mar. 19)	(Apr. 25)	(Aug. 20)	(Oct. 24)	(Dec. 28)

	2 resolutions	12 resolutions	4 resolutions	1 resolution	1 resolution	4 resolutions	1 resolution	2 resolutions	3 resolutions
	1	2	3	4	5	6	7	8	9
	6th session of	7th session of	8th session of	9th session of	10th session of	11th session of	12th session of	13th session of	14th session of
BOD	9th term BOD	9th term BOD	9th term BOD	9th term BOD	9th term BOD	9th term BOD	9th term BOD	9th term BOD	9th term BOD
	(Jan. 8)	(Mar. 20)	(Apr. 26)	(Jun. 13)	(Aug. 21)	(Sept. 19)	(Oct. 25)	(Nov. 8)	(Dec. 28)

Communication about topics of social responsibility

SPC held 1 session of workers' congress and 7 sessions of joint meeting of workers' congress for discussions about the topics of social responsibility related to workers' integrated development in 2018.

SPC carried out economic activity analysis meeting every year to study domestic and international market changes, follow up, analyze and interpret applicable industry policies, laws and regulations, provide early warning to possible opportunities or risks and systematically analyze the enterprise production operations. In combination with the analysis and judgment of the company internal and external situations, SPC discussed the importance of the topics of social responsibility.

SPC carried out great discussions about "Responsibility and Undertaking" to extensively collect the recommendations from various stakeholders and make assessment of the importance of critical topics.

Matrix for assessment of the importance of social responsibility topics


Extremely important
External assessment
1
2 3 4
7 8 9
11 12 13
5
6 10 14
Importance
Internal assessment
Extremely important
1 Energy management and climate changes
2 Water management
3 Air pollution management
4 Hazardous wastes management
5 Biodiversity protection
6 Rate of resource utilization
7 Work safety
8 Product quality
9 Staff development
10 Employee health
11 Supply chain management
12 Investor relation management
13 Anti-corruption
14 Co-construction of community



SPC Report on Corporate Social Responsibility 08

Responsibility management On the basis of “the Triple Bottom Line” theory and the social responsibility management theory, SPC established the framework of corporate social responsibility management, developed the responsibility strategy by starting from the strategic positioning of building “domestically leading and globally first-class” energy and chemical as well as new material company, continuously improved the mechanism of corporate social responsibility management system, pushed forward finalization of the scheme for building of six major responsibility capacities and the scheme for incorporation of seven major responsibilities, established diversified and expedite responsibility communication channels and kept on improving the responsibility performance management system. Responsibility strategy Based upon the various national work deployments, SPC firmly set up the philosophy of “challenging the advanced level and benchmarking the most stringent standard”, adhered to problem orientation, maintained strategic focus, closely centered on such three main lines as quality and efficiency improvement and upgrading, deepening of reform and innovations as well as comprehensively strengthened the Party discipline, successfully fought three main campaigns of “environmental governance, overcoming difficulties of development, reserve of talents”, made great efforts to hit the target of “great enterprise, great aspiration, great achievements and great contribution” and endeavored to create a new situation of building a “domestically leading and globally first-class” energy and chemical as well as new material company Quality and efficiency improvement and upgrading Strengthen safe and green development concept Strengthen operation management of production units Strengthen the ability of continuous innovation and efficiency improvement Strengthen improvement of quality and service awareness Deepen reform and innovation Strengthen phased strategy research and project construction Continuously push forward and deepen the progress of reform Strengthen the promoting function of scientific and technological innovation Speed up smart plant construction Comprehensively strengthen the Party discipline Make great efforts to push forward extending of comprehensive Party discipline governance to grassroots Tightly seize “the critical minority” of leaders Firmly set up the concept that work style construction is always on the way Endeavor to improve the overall combat effectiveness of employees’ team Responsibility strategy Build “domestically leading and globally first-class” refining and petrochemical enterprise Responsibility performance Continuously improve responsibility performance management system Responsibility communication Establish diversified and expedite responsibility communication channels Responsibility capacity Scheme for building of six major responsibility capacities Responsibility governance Continuously improve the mechanism of corporate social responsibility management system Responsibility incorporation Scheme for incorporation of seven major responsibilities Responsibility management 09 2018 SPC Report on Corporate Social Responsibility

Responsibility Incorporation and Responsibility Capability

SPC proactively facilitated finalization of the scheme for incorporation of seven major responsibilities and building of six major responsibility capabilities and improved the corporate social responsibility management level.



Strategic decision-making
Routine management
Investors' relationship management
Green supply chain management
Staff development
Co-construction of community
Crisis management



Strategic decision-making
Safety and environment
System building
Profitability
Security of occupational health
Corporate culture

Responsibility governance

The Company kept on improving the mechanism of management system for corporate social responsibility, perfecting the management framework consisting of a corporate social responsibility steering group, in which the chairman of the board acts as the group leader and directors of all divisions concerned work as the group members, and an implementation level undertaken by various function divisions, to lead SPC legal corporate governance steering group, deepening reform steering group, green enterprise establishment steering group, HSSE supervision management committee, corporate culture development steering group and information technology steering group.



CSR steering group
Green enterprise establishment steering group
Legal corporate governance steering group
Deepening reform steering group
HSSE supervision management committee
Corporate culture development steering group
Information technology steering group

Responsibility performance

SPC established SPC Social Responsibility Indicator System from the aspects of HSSE, production operations, engineering construction, technical economy, technical progress, talent team building etc. and kept on improving the assessment indicator system and performance management system.

Communication of responsibilities

Taking advantage of the traditional media and new media, the Public Open Day, CSR report, co-construction of community, sunshine supply chain engineering etc., SPC released the progress of CSR related system building and implementation to the stakeholders, listened to appeals from all parties and accepted reasonable recommendations, thus establishing the relationship of win-win cooperation of mutual support and mutual benefit.



Government
Pay tax by credibility, support for safety, environmental protection and stability of the first session of international import expo, basic research
Shareholders
Release regular report, effectively and timely disclose information, social responsibility report
Supplier
Innovate supplier management, build "sunshine supply chain"
Customers
Customer satisfaction report, product promotion meeting
Staff
Workers' congress, trade union congress, health management implementation scheme, talents-based corporate development project, 22nd session of equal consultation meeting
Community
Usher 100th session of Public Open Day, co-construction of community with Jinshan district, the Babysbreath" young volunteer service

2018 SPC Report on Corporate Social Responsibility 10

•SPC won “the Green Development Prize” at the third Corporate Social Responsibility Summit Meeting of China (Shanghai) Listed Companies. •SPC won the title of 2017 national and Shanghai customer satisfaction enterprise. •SPC entered the list of the first session “Innovative China• Top 100 Listed Companies”. •SPC thermal power division was granted with the title of 2018 national workers’ pioneer. •SPC ranked top 10 in the list of China enterprises green transparency indicators as shown in China Enterprises Green Transparency Report. •SPC won the first prize of excellent exhibition products in advanced material industry exhibition of 12th China International Industry Expo. •SPC won “China Top 100 Enterprise Award” at 18th China Top 100 Listed Companies Summit Forum and 4th Integrated Development Forum of China Top 1000 Cities, and was successfully selected as the Constituent Stock of 2018 China SGCX-ESG50 Index. •SPC project was once more granted with the title of “Shanghai Top 100 High-tech Achievement Transfer Projects” in 2018. •SPC was granted with the title of “the Most Valuable Hong Kong Stock Link Company” at the grand ceremony of 2018 “Golden Wing Prize” for Hong Kong stock link companies held by Securities Times. •SPC was awarded with the excellent innovative design product prize in 2018 grand prix competition for innovative design by China industrial design and research institutes. •SPC was granted with the title of model organization in 2017 stock company’s financial final settlement. •SPC employees won the title of 2017 excellent Red Cross volunteers granted by the Red Cross Society of China. •SPC’s quality breakthrough project was awarded with the third prize of 2017 Shanghai annual key product quality breakthrough. •SPC’s QC team won 2017 Shanghai annual excellent QC team. •SPC’s brand culture stories were reported synchronously by People’s Daily Online and Shanghai multiple platforms. •SPC multiple collectives and individuals were granted with the title of 2018 Shanghai Workers’ Pioneer, May 1st Labor Award and May 1st Labor Medal. •SPC three proposals were awarded with the Innovation Prize of 2017 Shanghai Staff Rational Proposal Program. •SPC’s special material for PP quality improvement was awarded with the third prize of 2018 Shanghai Quality Breakthrough. •SPC’s trade union was awarded with the outstanding contribution prize of “China Dream, Beautifulness of Labor”—the first session of Shanghai staff network photography contest. •SPC ranked seventh in 2017 Shanghai Top 100 operating revenue of foreign-funded enterprises and fourth in Top 100 total tax payment of foreign-funded enterprises. •SPC’s Fu Xiaoqing team was approved to set up “Shanghai Skill Master Studio”. •SPC employees won the title of excellent volunteer of 2017 “Philanthropy in Shanghai” and the title of 2016-2017 Shanghai outstanding volunteers. •SPC CPP film patent won the second prize of 2015-2016 Jinshan District Scientific and Technological Progress (Invention and Creation Category). •SPC won the group silver award in the hotel industry skill contest of Qingpu District of Shanghai. •SPC’s four projects were awarded with the first, second and third prize of 2017 Sinopec group scientific and technological progress. •SPC was granted with the title of 2017 Sinopec group quality model organization. •SPC’s seven retirees were awarded with the prize of 2017 Sinopec Model Individuals for Refueling the Party Cause and Enterprise Development with Positive Energy. •SPC’s Quality Control (QC) subject was awarded with the first prize of 2018 Sinopec excellent QC achievements. •SPC won the first group prize in Sinopec Group EO/EG Unit operators’ skill contest. •SPC won the second group prize in 2018 Sinopec Group HR management business contest. •SPC was granted with the honorary title of “model organization of 2018 Sinopec statistics work”. •SPC won three golden prizes, four silver prizes and three bronze prizes in 2018 Sinopec Group business contest. •SPC was awarded with the model organization of 2017 Sinopec Group financial management and excellent enterprise in the program of “Financial Fundamental Management Year”. •SPC was granted with the title of excellent enterprise in “Financial Foundation Management Year” campaign. •SPC 6 employees and 2 collectives were granted with the honorary title of 2018 Sinopec labor model and advanced collectives. 2018 Honors of responsibility 11 2018 SPC Report on Corporate Social Responsibility Municipal level District level Group company level State level

At the stage of iterative replacement of new and old kinetic energy in petroleum and chemical industry in China, SPC firmly set up the concept of “challenging to the advanced level and benchmarking the most stringent standard”, adhered to the innovation-driven development strategy, upheld business promotion through quality improvement, stuck to intelligent manufacturing and was committed to satisfying high quality economic development and new demand of clean energy and advanced chemical materials by people’s better living. 01 Supply premium products 02 Deepen quality for business promotion 03 Make innovations in petrochemical technology 04 Build smart plant Revitalize petrochemical industry with innovative and pragmatic mindset

Supply premium products Based on Development Planning of Petrochemical and Chemical Industry (2016-2020) and the document requirements of Shanghai municipal Notice on Supply of National VI standard Road Gasoline and Diesel Ahead of Schedule in 2018, and the concept of “challenging to the advanced level and benchmarking the most stringent standard”, SPC strengthened process technology management, production optimization management and was committed to providing sustainable energy, high performance, energy saving and environmental friendly advanced chemical materials efficiently and stably in 2017, thus providing better energy for better living. Gasoline Diesel Aviation kerosene Ethylene Plastic resin Synthetic fiber Generation history of SPC national VI standard gasoline and diesel SPC national VI standard gasoline and diesel were launched into the market on August 20, which was 42 days earlier than October 1, which was required by Shanghai municipal government to upgrade all gasoline and diesel to national VI standard. All the gasoline and diesel produced by SPC had reached national VI standard. July 4 Modified the storage & transport system; Modified gasoline blending system. August 1 Modified 2 storage tanks; Additionally installed 47 pipelines due to capacity expansion; Constructed one set of new gasoline blending system. August 20 Products were launched into the market. November 9 Supported supply of SPC national VI standard oil products to the first session of International Import Expo. In the future Fill the gap of intermediate feedstock through project construction and realize longterm stable supply of national VI standard gasoline and diesel. August 6 SPC QC center issued the first piece of quality certificate of national VI standard diesel. Sustainable energy National VI standard gasoline and diesel; High quality aviation kerosene; Energy saving and environmental friendly energy equipment materials. Sustainable consumption Clean and high quality textile industry upstream feedstock; Safe and degradable foodstuff packaging materials; Safe and reliable medical packaging materials. Advanced chemical materials in industry field High-end materials applied in safe glass, solar photovoltaic component encapsulation, coating, primer, printing ink and other fields. Chemical advanced materials in construction industry Construction engineering plastics in compliance with low carbon and environmental requirements; Piping, doors, windows and other plastics in compliance with low carbon and environmental requirements; Solid and reliable advanced materials for construction and reinforcement of infrastructure. Provide Energy for Better Living 2016 2017 2018 2016 2017 2018 450 400 350 300 250 200 150 100 50 0 110 100 90 80 70 60 50 40 30 20 10 0 316.61 322.92 76.69 77.78 386.38 373.08 95.31 91.15 157.41 146.82 17.77 16.09 287.87 82.56 388.22 103.69 159.83 20.53 10 k ton 10 k ton 13 2018 SPC Report on Corporate Social Responsibility

SPC strengthened process technology management and kept on carrying out production optimization management in 2018. The progress rate of SPC monitored main technical-economic indicators was 50% on year-on-year basis and that of Sinopec group reached 25%.

Strengthen process technology management

Strengthened management of process change
Revised SPC Regulations on Management of Process Technologies;
Realized online approval for all process changes;
Totally applied for 342 processes of change.

Boosted process alarm management
Built DCS alarm management systems for totally 22 production units.

Improved basic data of LDAR
Expert training, planned log development;
Industrial benchmarking, standardized the sealing point number.

Carried out automatic control rate optimization management
Classified all the regulating valves that were not put into automatic control mode, and worked out corresponding measures, respectively.

Continuously carried out production optimization management

SPC further carried out production optimization management while it continuously implemented optimization of feedstock allocation and material allocation in 2018. Besides, in combination with the state integrated strategy of the Yangtze River Delta, SPC concentrated its efforts on expanding the geographical border of production optimization, deepened optimization of regional resources and facilitated mutual supply of feedstock and regional integrative development.



The Company managed to realize "green renovation" of products

As a result of process optimization and strengthening the process control, SPC 2# polyester plant successfully implemented the product renovation from high modulus and low shrinkage PET chips to cationic PET chips without the need of shutdown, which not only shortened the renovation time, but also reduced discharge of pollutants during shutdown, thus realizing "green renovation".




Naphtha
Jindi mutual material supply pipeline
SPC
SECCO
Gaseous phase ethylene
pipeline

2018 SPC Report on Corporate Social Responsibility 14

Deepen quality for business promotion

In 2018, SPC aimed at meeting the quality demand of people's better living, kept on improving integrated management system, intensified control of the whole process of quality formation, ensured that various links affecting product quality were under control, supported high quality supply and boosted high quality development.

The product compliance rate reached 100% throughout the year. There were no quality incidents or recalls of the sold products due to quality issues.

1 Continuously improved the integrated management system

Key points of 2018 quality work;
2018 quality inspection plan;
Management measures for online quality analyzers;
Quality manual for QC center;
Internal audit of laboratory system.

2 Further intensified standardization management

Disclose SPC all product related standards;
Development of 2 industrial standards;
Development, revision and publication of 10 enterprise standards;
Development and revision of 27 quality agreement standards.



3 Continuously improved quality

Quality day and quality month activities;
Carried out quality breakthroughs.

In 2018
1 breakthrough was granted with Shanghai excellent breakthrough achievements;
1 quality story won the second prize of Shanghai quality stories;
5 quality stories won the consolation prize of Shanghai quality stories.

4 Process quality supervision and coordination

Enhanced quality identification, prevention and control under micro-thermal climate;
Strictly implemented the requirements that must be identified for change operations;
Improved crude oil quality control;
Technical requirements for purchase of closed samplers;
Product internal control quality indicators for road diesel and other products.

Based upon the requirements that the key fields of bottom line for quality safety must be held as specified in the Key Points for 2018 Product Quality Supervision issued by General Administration of Quality Supervision, Inspection and Quarantine, SPC deeply focused on carrying out quality breakthrough, intensified process control and ensured the quality and safety in areas including downstream textile and garment consumer goods as well as food related product in 2018.

Quality and safety of consumer goods

Quality breakthrough

Polyester staple fiber plant: carried out optimization improvement by centering on key quality indicators for bright sewing thread users;
Flame retardant polyester: the excellence rate of flame retardant products was increased to 100%. The flame retardant polyester products presented superior performance and stable quality.

Food related product quality and safety

Strengthened process control

Responded to national standards for food contact materials: tested 24 products that are related to SPC, issued statement of compliance for 17 products and incorporated relevant requirements into the company quality inspection plan.

15 2018 SPC Report on Corporate Social Responsibility

Make innovations in petrochemical technology

In 2018, SPC adhered to the concept that "Innovation is the first momentum that guides the development", deepened reform of the mechanism for scientific and technological system, explored the pattern for transformation of innovative achievements, interfaced construction of Shanghai global technical innovation center and the industrial development demand, developed a series of advanced products that filled the domestic gap or broke the overseas technical monopoly and provided support to SPC's solutions to environmental governance as well as development and breakthroughs.

SPC actions of scientific and technological innovations in 2018

- Boosted information system construction of scientific research management.
- Intensified and improved the target management and schedule management of key scientific research projects as well as patent right development and the quality for conclusion of scientific research projects.
- Focused on implementation of technical exchange, market survey and collaborative innovation, proactively sought new direction and key points of scientific research.

Focus on green development

In 2018, SPC focused on green and low carbon development in accordance with state requirements on environmental pollution prevention and treatment. The company researched and developed a batch of technologies, including critical production technology for national VI standard gasoline and diesel, environmental friendly and green polyolefin technology, application of low NO_x environmental and energy saving technology in cracking heaters, anaerobic petrochemical mixed sewage treatment technology etc.

Number of inventive patent applications



2018
63
2017
50
2016
50

Focus on industrial high-end development demand

Closely centering on the conflict between high-end development demand of chemical industry in China and deficiency of technological innovations, focusing on development of high performance advanced materials, high value-added synthetic materials and advanced technology of fine chemical engineering, SPC successfully researched and developed series of advanced products that filled domestic gaps in 2018, thus making contributions to improvement of the self-efficiency rate of advanced materials in chemical industry of China.

01 48K Large tow carbon fiber

Marked achievement of qualitative breakthrough in production and preparation technology of large K raw/mono filament of domestic carbon fiber and filled domestic gaps;
The greatest advantage of this technology lies in significant improvement of the single line production capacity of carbon fiber under same production operations, thus realizing low production cost.

02 High-end automotive grade PVB resin

There are only a few companies in the world that can produce high quality PVB resin applicable for automobile safety glass;
SPC has ended the situation where manufacturing of high-end PVB resin is monopolized by foreign companies.

03 High density polyethylene black pipe material

Domestic "black materials" have been dependent upon import for long period;
SPC achieved substitution of import with domestic production by way of high quality of the product;
SPC's PE plant ranked first in terms of the profitability per ton of the product among domestic HDPE units.

04 Colored acrylic fiber

Stepped into the field of producing acrylic fibers for garment applications for the first time;
Broke the single situations that production of black acrylic fibers for garment purpose was the main business;
Broke the pattern that outdoor high-end field had been monopolized by imported products for long period.

05 Steam cooked cast polypropylene film

The products are widely applied in the packing of soft canned food;
The product quality has been domestically leading and internationally advanced.

06 Production of special PP material with gas permeation saturation method

This special material product is the first one developed in China and can be used for production of PP product of environmental foam material;
The product won the third prize of Shanghai quality breakthrough;
The economic benefit is considerable.

- **1980s** Relying on the advantages of acrylic fiber industry, SPC took the lead in carrying out exchange and survey of carbon fiber and technical research.
- **2007** R&D and commercial production project of Sinopec PAN pitch-based carbon fiber were implemented at SPC.
- **2008** Completed construction of pilot plant.
- **2009** Successfully developed 12 K raw/mono filament.
- **2012** Formed the commercial production capacity of 3,000 t/a polymer, 1,500 t/a raw/mono filament and 500 t/a carbon fiber.
- **2018** Successfully trial-produced domestically real 48 K large tow carbon fibers and were used throughout the whole process.

10 years persistence led to success 48K large tow carbon fiber came into being.

SPC's project of "PAN based large tow raw/mono filament and carbon fiber technology and process package development" passed domestic authoritative panel identification. The overall technology of large tow reached internationally advanced level.

2018 SPC Report on Corporate Social Responsibility 16

Build smart plant Directed by a series of standard systems for integration of informatization and industrialization issued by the Ministry of Industry and Information Technology of the People’s Republic of China, including GB/T 23000-2017, GB/T 23001-2017 and GB/T 23003-2018, SPC boosted information construction in an all-around way, deeply drove the building of smart plant, fostered new capability that is compatible with enterprise strategy and has sustainable competitive advantages and promoted SPC’s intelligent manufacturing progress in 2018. In 2018, SPC’s Petrochemical Smart Plant Pilot Demonstration project was selected to enter the list of 2018 intelligent manufacturing pilot demonstration projects (Gong Xin Bu Zhuang Han [2018] No. 343 Document) issued by the Ministry of Industry and Information Technology. The Company applied for re-assessment of “informatization and industrialization integration” and the result of on-spot supervision and audit was “recommended to maintain”. Rollout of SPC geographic information platform The geographic information platform deeply integrates the information of material in kind with geographic information, which realizes smart and interactive close relevance between materials in kind and specialized system data and implements data sharing among all specialized systems. SPC Commenced the use of system applications such as monitoring of oil transfer line, vehicle transport monitoring , wireless video surveillance etc; Built emergency commanding system, intelligent shutdown system, energy consumption monitoring system, universal card and other platforms. Shanghai Mobile Communication Co., Ltd. High-speed 4G network; Channel encryption, storage encryption, mobile device management and other advanced technologies. SPC cooperated with Shanghai Mobile Communication Co., Ltd. to boost construction of “smart plant” Both parties will jointly boost deep application of communication and information technology in SPC’s construction of “smart plant”, build high efficient, energy saving, green, environment friendly and humanized intelligent park. Specialized management of information technology Developed and implemented annual informatization target plan Information system application System operation, maintenance, application monitoring and assessment Informatization project construction 16 informatization project construction Innovations in informatization application Issued the Implementation Scheme for Action Plan of Innovation and Benefit-making Applications Precise and outstanding operation decisionmaking capability Fine and efficient production operation capability • ERP, APC, MES, PIMS, LIMS, OM etc; • Optimized process flow, intelligentized product design; assisted with development of new products. • Pickup of products with IC card, publication of key business etc; • Optimized cargo delivery process, improved the sales efficiency, controlled the pace of production and sales. • Collection, pre-processing and integration of real-time operation data; • Focused on key business processes and key alert indicators in terms of operation management and supported decision-making. Prompt and premium product supply capability “New Capabilities” under integration of informatization and industrialization 17 2018 SPC Report on Corporate Social Responsibility

SPC adheres to the operation concept of “operating business in good faith and cooperate for win-win” and jointly creates value with customers and suppliers. It also studies and judges the market and provides the customers with high quality products, specialized and standardized all-round service. Guided by green development in a whole-process, whole-chain and whole-link manner, SPC has realized win-win cooperation in terms of supply chain. 01 Jointly create value with our customers 02 Cooperate for win-win in supply chain Create Value in Good Faith

Jointly create value with our customers

In 2018, SPC abided by laws and regulations, including the Product Quality Law and the Standardization Law, set up the ideology of "market is life engineering, customers are important resources", studied and judged the domestic and international market situations by considering "zero distance to market, zero distance to service and zero distance to site" as the fulcrum, provided high quality products to customers; deepened communication to improve service value and provided specialized and all-round service to customers; kept on improving the product satisfaction, performed marketing and sales with responsibility, maintained customers' rights and interests and jointly created value with customers.



Zero distance to market
Improve product quality and secure supply to increase benefit
Jointly create value with customers
Guarantee customer rights and interests with responsibility undertaking
Deepen communication to improve service value
Zero distance to site
Zero distance to service

Improve product quality and guarantee supply to increase benefit

Predicted, studied and judged the market situations, improved the profitability

In 2018, SPC founded a market predicting team composed of members from multiple divisions, established multi-dimensional market prediction system to study and judge the market situations, adjusted the product sales strategy in a timely manner and continuously improved the product market transformation capability and the company profitability.

Optimized product mix, improved quality and secured supply to increase benefit

SPC optimized the product mix and endeavored to create benefit in accordance with changes of the state environmental requirements and the market supply & demand; seized the market opportunities to improve product quality and grade, secured the market supply and increased the market shares.



诚信服务
客户至上

Promoted cooperation, competitiveness and marketing strategy

Guided by customer demand, SPC carried out MPRC (market-production-research-customer) group activities to cooperate with back-end customers for development of products and markets, assisted customers with product performance test and product development, thus facilitating "win-win" and improving the competitiveness of new products.



Upgraded national VI standard gasoline and diesel and ensured market supply

SPC successfully completed upgrading of national VI standard gasoline and diesel and launched the products to Shanghai market in August 2018, which was 42 days earlier than the date required by Shanghai municipal government. The standard of SPC's national VI gasoline and diesel is more stringent than that of European VI standard and its blending capacity can guarantee full refueling of more than 1000 general family cars per hour, which can further reduce Shanghai external purchase demand of national VI standard gasoline and diesel.

19 2018 SPC Report on Corporate Social Responsibility

Signed factoring cooperation agreement with EPEC In 2018, SPC concluded commercial factoring business service contract with EPEC platform for implementation of online operations of such sales processes as SPC’s business purchase orders, receivables etc., provision of online purchase service, assistance with SPC’s suppliers to solve financing problem, thus realizing ecological collaborative win-win of supply chain. SPC’s utilization rate of EPEC platform reached 100% in 2018. Established linkage mechanism, smoothened market channels In 2018, SPC took the initiatives to adapt itself to domestic and international market demand as well as the requirements of product quality indicator control, established the linkage mechanism for domestic and foreign trade, implemented seamless interfacing of product storage and transport at home and abroad, successfully developed international market, consolidated and improved international market shares. SPC clearly judged the international trading situations and won the lawsuit of “ anti-dumping case of acrylic fibers” filed by India against China under the situations of adequate arguments and sufficient evidence. As a result, there is no need for the acrylic fiber producers of China to pay anti-dumping duty. Boosted online transactions, provided value-added service In 2018, SPC continued boosting “internet plus” marketing mode, innovated network sales tools and expanded new channels for online product transactions; persisted in adopting fair auction method to reach the best price with the customers that was satisfying to both parties and realized added-value of both products and services. Intensified legal compliance and improved sales system In 2018, SPC implemented the learning of byproduct compliance sales related laws and regulations to keep on improving the enterprise awareness of enterprise environmental protection laws; The Company revised and perfected SPC Detailed Rules for Product Sales Management, carried it through the sales business process together with new version of internal control management system and strengthened the awareness of risk prevention and control. Secured the customers’ rights and interests as well as information security SPC organized honest employment training for multiple times throughout the year and signed 182 annual Statements of Honest Employment Responsibility with customers. We expanded the channels to acquire information of new and regular customers and concluded confidentiality agreement with every salesman to protect the customers’ information security. Quick response to improve product satisfaction In 2018, SPC established specialized sales service work group composed of members from multiple divisions, set up platforms for frequent communication, established quick response mechanism for customer service and informatization process for handling customer complaints, so as to improve the efficiency of response to customer service and the customers’ product satisfaction. Co-construction between SPC and EPEC for in-depth integration Deepened communication to improve the service value Responsibility undertaking to guarantee customer rights and interests Deepen application of information technology and improve customers’ expectations to product value Starting with the sales business link, SPC improved the customers’ experience with SPC’s intelligent sales service through SPC’s Self-service Cargo Pickup System Development project. Promote application of intelligent sales and service at SPC SPC continued expanding the application scope of queuing service in IC card-based cargo pickup management system, which eliminated the potential danger in product transport to a certain extent. Extend deepened application of cargo pickup management system with IC card SPC earnestly carried out interface with various functional divisions and established the counterpart connection system with harbor related authorities, thus continuously improving the customer service efficiency. Establish division interfacing and counterpart connection system SPC formed an all-dimensional and systematic communication mechanism of “routine contact, regular communication and summit talks”, boosted synergy of production and sales and jointly created value with customers. Establish all-round and systematic communication mechanism Mean value of SPC product satisfaction (%) 2016 2017 2018 96.22% 96.49% 97.93% Provided all-dimensional high quality service SPC gave full play to the advantages of state-owned enterprises, deepened the information communication, established critical product follow-up mechanism, provided the customers with all-dimensional specialized pre-sale, in-sale and after-sale service, facilitated benefit with premium service and improved the sales volume of benefit products. 2018 SPC Report on Corporate Social Responsibility 20

Win-win cooperation in supply chain    In 2018, SPC continued abiding by the Guidelines for Enterprise    Green Procurement (Tentative), advocated the work concept of    “preciseness and pragmatism, win-win cooperation”, responded    to the requirements of Notice on Implementation of Innovations in    Supply Chain and Application Pilot issued by such eight authorities    as the Ministry of Commerce etc. to improve the supply chain    management level, constructed the information platform of supply    chain, built “sunshine supply chain” with suppliers, cooperated to    fulfill the social responsibilities and implemented win-win cooperation    in supply chain.    Strengthened the supplier management and optimized the    supply resources    In 2018, SPC continued to reduce reseller purchase, promoted    procurement through public inquiry and price comparisons, directly    introduced manufacturer purchase. As a result, the manufacturer    direct supply rate rose to 99.6%; The company strictly followed    “zero” report system, established the operation mechanism for    reward and punishment of suppliers. The suppliers’ ISO14000    environmental management system certification reached 54.1%.    Deepened purchase strategy and improved purchase efficiency    SPC legally promoted purchase by way of the framework    agreement and public bidding and expanded the bidding purchase    scale through “alliance of bidding, expansion of market and creation    of benefit”; implemented special activities of bidding management    of material purchase to improve benchmarking and improved the    efficiency of purchase through bidding.    In 2018, SPC purchase rate through bidding reached 90.47%,    bidding success rate reached 91.26%; both the purchase contract    performance rate and the percentage of green purchase funds    reached 100%. The annual saving rate of purchase funds was 7%.    Improved the material purchase quality management system    In 2018, SPC revised SPC Rules on Management of Material    Procurement Quality to fur ther define the job duties of various    stakeholders in material supply chain and optimize the procurement    quality management mode; strengthened the service quality management    and achieved all-staff participation and whole-process control, thus    constantly improving the procurement quality management.    Improved the supply chain management level    Four actions to optimize    purchase quality    management    Define standards    Re v i s e d t h e m a t e r i a l    purchase standard and the    inspection plan, developed    Provisions for Punishment    of Suppliers due to Quality    Problems, defined the    responsibility for punishment    of quality problems and the    assessment methods.    Secure acceptance    Worked out the inspection    plan for suppliers’quality    assurance system and    increased the strength and    frequency of supervision.    Warehouse management for informatization supply chain    In 2018, SPC intensified the time efficiency management for    material warehouse, pushed forward construction of “intelligent material    management system”, implemented “storage by the supplier” and online    management of the whole process for “the valueless” materials by    adoption of the material coding and sharing the data platform, optimized    the inventory materials, reduced the overstocked products, achieved    “storage by supplier” by annual 74.98 million RMB; The sum of annual    “modifications for substituted utilization” amounted to 2.23 million RMB.    Cooperated with supply chain to perform social    responsibilities    Built sunshine supply chain and jointly established clean    governance and anti-corruption system    In 2018, SPC carried out special rectification campaign    for prevention of “micro-corruption”, explored the supervision    mechanism of Party style and clean & honest administration    supervisor in purchase and bid process and jointly built “the    sunshine supply chain ” with suppliers.    SPC intensified the awareness of honest employment    throughout the supply chain, signed statement of responsibilities with    suppliers and contractors to solidify their rights, duties and interests,    implemented interview about clean & honest administration, thus    jointly building a defensive line against corruption.    Intensified contractor management and strengthened HSSE    management system    In 2018, SPC perfected HSSE management committee system    and implemented HSSE responsibility system. The Company    incorporated contractors into HSSE management system and    developed SPC Detailed Rules on Implementation of Contractors’    Safety Supervision and Management and SPC Regulations on    Management of Points for Assessment of Contractors’ HSSE    Violations. The Company implemented contractors’ pre-job selfinspection    of safety and carried out safety precautionary education and    training, thus realizing safe and green development of supply chain.    Manufacturer direct supply rate (%)    2016 2017    100    99.5    99    98.5    98    97.5    97    97.87     99.2    2018    99.6    Implement    assessment Define    standards    Secure    acceptance    Create    archives    Create archives    Established electronic archives for quality problems for real-time    inquiry, updating and retrospecting.    Implement assessment    Took advantage of interview for communication, on-spot assessment,    dynamic scoring and other means to constantly supervise and urge the    suppliers with quality problems to implement rectification measures.    21 2018 SPC Report on Corporate Social Responsibility

As the first listed company listed in the stock markets in Shanghai,    Hong Kong and New York, SPC strictly abided by the securities    supervision rules and regulations of the listing exchanges, strictly    executed financial audit system and information disclosure system,    continuously perfected the governance structure, optimized operations,    improved investors’ relationship management, so as to safeguard    the investors’ rights and interests, improve the corporate business    performance and realize win-win cooperation.    01 Improve business    performance    02 Safeguard investors’    rights and interests    Develop Business through    Win-win Cooperation

23 2018 SPC Report on Corporate Social Responsibility    Improve business performance    In 2018, the international oil prices went up first and then down.    The number of output reduction countries, in which Saudi Arabia    was predominant, had been far from the market expectations in    the first three quarters, so the international oil prices went up in a    swinging manner. Ever since the fourth quarter, the crude oil demand    had been lower than expected, so the international oil prices were    declined significantly and the corporate business was encountered    with challenges. Faced with complicated and changeable market    situations, SPC started with self-operations and endeavored to    implement cost reduction and benefit improvement and improve the    corporate business performance.    Business growth    SPC’s state of business was good in 2018. The total assets and operating revenue slightly increased. The total tax paid was slightly    decreased.    Operation income    The international oil prices went up first and then down in 2018, so the market business environment was faced with challenges and the    corporate performance was slightly decreased.    Financial security    In 2018, SPC’s asset-liability ratio was stable,    amounting to 31.55%.    â– Total assets    â– Operating revenue    â– Total tax paid    â– Weighted mean return on assets (%) â– Total profit (unit: 100 million RMB)    Asset-liability ratio (%)    â– Earnings per share (RMB)    2016 2017 2018    35    30    25    20    2016 2017 2018    1200    1000    800    600    400    200    0    100 million RMB    1077.65    142.23 140.97    445.40    162.09    920.14    396.10    778.94    341.24    2016 2017 2018 2016 2017 2018 2016 2017 2018    40    20    0    80    60    40    20    0    0.6     0.4    0.2    0    78.31    77.65    67.49    0.57    0.55    26.38 0.49    20.84    16.21

2018 SPC Report on Corporate Social Responsibility 24    Cost reduction and benefit improvement    Faced with complicated market, business environment as well as domestic and international situations in 2018, SPC always centered on    improving the quality and benefit, adhered to market orientation, focused on improvement of management level, facilitated the scientific and    technological progress at SPC and endeavored to achieve cost reduction and benefit improvement.    Adhered to market orientation    Considering maximization of economic benefit as the target,    the Company has always adhered to the market orientation:    continuously calculated the product marginal benefit status,    optimized the product mix, increased market supply of scarce    products and improved the corporate economic benefit.    Facilitated technical progress    SPC strengthened the strength of technical innovations    to improve the product added-value: adhered to integration of    production, marketing and research into one body, pushed forward    development of new products, set foot in strategic development,    promoted project implementation; intensified support to scientific    research and motivated momentum of innovations.    Improved management level    SPC stressed operation management and focused on    improvement of management level: organized functional divisions    to exchange with and learn from advanced enterprises; tamp    the foundation of refined management, intensified building of    management and optimization work group.

Safeguard investors' rights and interests

The Company adhered to securing information disclosure quality, strengthened communication with investors, standardized corporation operations, improved corporate governance level and safeguarded investors' rights and interests while improving business performance.

Improve the information disclosure quality

- **Develop regular report**: Including 2017 annual report, 2018 Q1 report, six-month report, Q3 report and updating of 20F form registered at the Securities Regulatory Commission of USA.
- **Publish temporary report**: 29 times of temporary bulletins, including resolutions of BOD and board of supervisors, shareholders' meeting, quarterly production operations status, announcement of equity incentive exercise.
- **Audit information disclosure**: All reports of SPC must be disclosed at securities exchanges in three locations, forming a relatively mature work process for information disclosure at through train mode.

Improved investors' relationship management

- **Road show of performance presentation**: Press conference about performance; Analyst and fund manager lunch presentation meeting; One-on-one meeting
- **Investor communication and reception**: Received call inquiries and visits from overseas investors, fund manager, analyst, intermediary organs, media etc.

Standardized corporation operations

- **Standardized connected transaction management**: Secretary office of the BOD proactively participated in identification and directed routine and non-routine connected transactions that occurred temporarily; Directed and countersigned contracts related with connected transactions and moved the gate of supervising connected transaction forward; Revised the corporate level business process related to connected transactions.
- **Focused on promoting equity incentive**: Pushed forward second exercise in a standardized and orderly manner.



25 2018 SPC Report on Corporate Social Responsibility

SPC deeply carried out green development concept, strictly    implemented all the work safety management systems, kept the    record of zero incident of work safety and environmental pollutions    for consecutive years, prevented and reduced adverse impact to the    natural environment brought about by production operation activities,    thus achieving the company’s harmonious development with the    nature.    01 Strengthen safety    management    02 Intensify environmental    protection    03 Develop recycling    economy    04 Boost low carbon    development    Refined Operations, Safety    and Green Development

Strengthen Safety Management

Wu Haijun, Party Secretary and chairman of the Board of SPC stressed that safety and environmental protection is crucial for SPC further development.

In 2018, SPC paid more attention to intensification of the sense of responsibility, the sense of mission and the sense of urgency for safety and environment management, strictly implemented the work safety management requirements of "identical responsibility for Party and government offices, dual duties for one position", took many safety management measures, including overall split and implementation of entity responsibility for safety management, intensification of work safety management and comprehensive treatment of hazardous chemicals, enhancement of identification and control of safety risks as well as investigation and elimination of potential safety hazards, overall improvement of process safety management techniques and innovations of management systems, adhered to the safety management problem orientation, focused on beforehand prevention to effectively prevent occurrence of various incidents. In 2018, SPC didn't have any major or extra serious incidents of work safety, occupational poisoning and environmental pollution, achieved the indicator of "seven zeros" in HSSE management and HSSE generally presented a stable tendency.



Investigation of potential safety hazard



Intensification of safety management of hazardous chemicals



Safety and environmental protection is crucial for SPC further development



Continuous progressing of HSSE management



Technical contest for safety management

SPC's overall split and implementation of entity responsibility for safety management

SPC established perfect main framework for safety management, implemented the responsibilities level by level, from the leadership to management staff and first line employees, split the work safety responsibilities, extended and implemented the same at every level. The company implemented the work safety management requirements of "identical responsibility for Party and government offices, dual duties for one position". The corporate level leadership members, corporate principals and leadership members at other levels made commitment of safety, split the entity responsibility of safety management level by level and strictly performed the requirements of "investigating and affixing the responsibility for non-actions and also for those who don't implement the entity responsibility of work safety".

Corporate framework of work safety

Corporate leadership members

Identical responsibility for Party and government offices, dual duties for one position
Make commitment of safety objectives; make commitment of safety responsibilities;
Make commitment of safety measures; make commitment of safety behaviors.

Corporate principals

Signature in Statement of HSSE Responsibilities by Party and government offices and the person in charge at all levels
Identify and control safety risks; investigate and eliminate potential hazards of incident;
Participate in significant safety inspections; Contract the highest safety risk;
Organize safety training courses; strictly investigate the accountability to incidents.

Leadership members at other levels

Party and government offices and the person in charge at all levels sign the Letter of Safety Commitment
Give play to safety leading force; implement discipline safety responsibilities;
Provide favorable work safety conditions; care for employees' occupational health.
The person in charge shall take the responsibility.

27 2018 SPC Report on Corporate Social Responsibility

Strengthen work safety management and comprehensive treatment of hazardous chemicals

Five regulations on work safety management of hazardous chemicals
Organized and implemented the development and amendment of five regulations, including SPC Regulations on Management of Hazardous Chemicals, Safety Management Measures for Leakage, SPC Detailed Rules on Implementation of Safety Management for Handling Operations of Tank Trucks of Hazardous Chemicals, SPC Detailed Rules on Implementation of Safety Management of Hydrogen Sulfide, SPC Regulations on Safety Management of Production, Operation, Transport & Storage of Liquid Ammonia.

Reported the quarterly comprehensive safety treatment of hazardous chemicals to higher level
Implemented and summarized the rectification measures of every responsible divisions and reported the same to Sinopec group Company's administration of safety supervision in combination with 13 lists of rectifications specified by SPC Implementation Scheme for Comprehensive Treatment of Hazardous Chemicals.

Submitted the annual report by precursor chemicals production and operation organizations
In light of the situation that SPC registration certificate for production of precursor chemicals will be expired soon, SPC completed the form at the website of State Administration of Work Safety, submitted the application for renewal of the registration certificate and re-obtained the production registration certificate. In light of the situation that the business registration certification had been expired, it was written off after repeated verification and confirmation by various divisions. Carried out online registration and declaration of new varieties of hazardous chemicals.

Strengthened management of flow information about explosive chemicals
Verified and investigated precursor chemicals in accordance with the Directory of Explosive Chemicals (2017 revision). Used online Shanghai Municipal Information System on Flow Management of Explosive Chemicals, supplemented and perfected the information on flow of explosive chemicals.

Perfected registration of major hazards for record
In total, SPC had completed registration of 30 sets of major hazards (including investment and development company), including 12 sets of class 1 major hazards, 3 sets of class 2 major hazards, 12 sets of class 3 major hazards and 3 sets of class 4 major hazards.


Developed and revised the management system for hazardous chemicals
Implemented comprehensive safety treatment and counterpart rectifications for hazardous chemicals
Strengthened the registration certificate management for precursor chemicals and registration of hazardous chemicals
Perfected the declaration management on flow information of explosive chemicals
Initiated extension online registration of major hazards

Strengthen identification and control of safety risks as well as investigation and elimination of potential safety hazards in an all-round way

Potential hazards of safety risks are potential dangers leading to incidents. No safety can be assured, if potential hazards are not eliminated. SPC requires all units to ensure to mitigation of potential safety hazards to the minimum by organizing assessment of risk identification, implementing identification and control of safety risks at various levels, mobilizing all staff of various divisions to find out various potential hazards in production operations and construction activities and carrying out elimination of potential hazards.


Management and control of corporate level major safety risks
In 2018, there were seven corporate level major safety risks, for which the corporate leaders were defined as the contractors for periodic and fixed point contact, engineering and management measures were taken to mitigate the risk value. At present, the corporate level risks have been adjusted to five items.
Identification of safety risks by level-2 units
In 2018, various units organized implementation of risk identification and totally generated 86 items of risks for level-2 units, defined the organizations of control, responsible persons and action performers at various levels, worked out annual total risk value reduction plan and realized dynamic management of safety risks.
Safety risk identification & investigation of potential safety hazards
Overall investigation of potential safety hazards
All staff and employees are mobilized for overall investigation of various potential hazards every year. In 2018, there were 28 items of corporate level potential hazard elimination. Approve and initiate projects for rectification of potential hazards, work out prevention measures and emergency plans, carry out drilling on a regular basis for prevention of incidents.
Identification of safety risks at grassroots organizations
In the principle of localized management, SPC grassroots organizations carried out risk identification area by area, plant by plant, discipline by discipline and position by position for the management objects and business, so that the risk identification covered all areas. Totally, 509 grassroots positions carried out risk identification.

2018 SPC Report on Corporate Social Responsibility 28

Comprehensive improvement of technical level for process safety management and innovations in management systems



Hanging of "Double Boards" System for Safety Management

To avoid mis-operations by construction workers, the steam turbine complex of SPC thermal power division hung the warning boards confirmed by the complex and the construction contractor at the isolation position of the overhauled piping valves for the first time. The thermal power division added "double insurance" for the construction safety with the measure of hanging "double boards" and also fills the "gap" of safety for similar overhaul projects in the future.

Pilot Promotion of Process Safety Management

As a result of investigation and survey, SPC proposed the pilot scheme for implementation of process safety management and initiated the arrangement of two-way learning by taking a temporary post at the counterpart company to boost implementation of process safety management, so as to draw on the experience of Shanghai SECCO Petrochemical Company Limited gained in terms of the process safety management and further improve the process safety management at SPC through pilot activities.





All-staff Drilling for Technical Contest of Safety Management

SPC organized various divisions to carry out all-staff drilling for technical contest of safety management. Based upon turnaround at 2# EG unit and in light of the weak links and deficiencies existed in turnaround, the production technology, equipment management and safety management personnel of Chemical Division focused on overall inspection and elimination of potential hazards at the job site to significantly improve the safety management and ensure safe and stable operations of the production unit.

Strengthening of Contractors' Interview of Safety Management

The Olefin Division of SPC carried out "Safety Orientation Interview" in batches for the principals of major contractors who participated in turnaround at new area, with the interview items mainly including such 16 contents as the principals' duties and main assignment, clarification of the construction scheme, understanding of the turnaround risks etc.. Those who failed to pass the interview should attend make-up examination till they passed. By way of one-on-one interview, it can test the preparation status of the principal of the construction contractor for the turnaround, disseminate the safety situations and improve their attention to the construction safety.





Establishment of SPC Full-time Fire Brigade

New Fire Detachment and Weiba Fire Detachment of Jinshan Fire Brigade held the shifting and handover ceremony with SPC full-time fire brigade, marking that Jinshan Fire Brigade's stationing at SPC for 45 years for fulfillment of firefighting assignment came to an end. The task of stationing at SPC for firefighting will be fully undertaken by SPC full-time fire brigade in the coming years. The full-time firefighters will be stationed at SPC in three batches and the brigade will be eventually composed of 231 members.

29 2018 SPC Report on Corporate Social Responsibility

Intensify Environmental Protection

SPC has always attached great importance to environmental protection by promoting HSSE management system, persisting in combination of cut-down from the pollutant sources, process control and terminal treatment. The company has cumulatively implemented 107 environmental governance projects over the past five years and invested 2.5 billion RMB for environmental governance to spare no efforts to build a green petrochemical plant.

Proactively meet the environmental challenges

The Chinese government vigorously promotes ecological civilization construction and implements increasingly stringent environmental protection systems, which proposes more stringent requirements to the environmental management at SPC.

SPC proactively responded to state polices of environmental protection and strictly abided by the Environmental Protection Law as well as laws & regulations and normative documents related to pollution prevention of atmosphere, water and soil.

The Company established and perfected the environmental protection management system and established the steering group for establishment of green enterprise, under which there is a special work group for promotion of environmental protection, thus constantly improving the environmental management capability.

The Company continuously implements ISO14001 environmental management system certification. SPC has been awarded with the authentication certificates of such three standards as quality (GB/T19001 2008), environment (GB/T24001 2004) and occupational health and safety (GB/T28001 2011) issued by Shanghai Quality Audit Center.



Promotion of source control
Clean production
Environmental traceability mechanism
Overall inspection of potential environmental hazards
Improved the environmental protection with multiple measures
Modifications for ultra-low discharge
Pollution treatment
Odor monitoring and treatment
State-of-the-art technology for pollution treatment
Regional environmental cooperation
Environmental cooperation
Public participation in environmental protection
Disclosure of environmental information





Intensified clean production from the sources

Continuously strengthened control from the sources

SPC strictly implements "three simultaneities" for the environmental protection in construction projects to eliminate the potential environmental hazards in the later period of project construction and after the project plant is put into operation.

The Company continuously carries out "clean production month" program and has consecutively passed Shanghai municipal clean production audit and acceptance for several times.

SPC has put into operation of the first domestic set of environmentally friendly closed decoking project to intensify control from the pollution sources, which is simultaneously designed and constructed from production, storage, transport to waste gas treatment.



2018 SPC Report on Corporate Social Responsibility 30

Established traceability mechanism for environmental protection

SPC strengthened supervision of environmental monitoring facilities and achieved 100% of the online environmental data transfer rate. The Company strictly followed the Working Mechanism for Traceability of Atmospheric Automatic Station Alarms, standardized the working process for tracing of abnormal data and provided technical support of data to the source control.

Carried out overall inspection of potential environmental hazards

SPC leader in charge of environmental protection holds weekly meeting for environmental protection projects to intensify the process management for environmental projects. In 2018, 66 potential environmental hazards were investigated, in which 63 items were completed with rectifications in the same year and the remaining 3 items were completed beyond the year of 2018.



Deeply carried out environmental cooperation

Regional cooperation

SPC initiated the second round of integrated environmental improvement at Jinshan District (2018-2020), intensified activities at such three aspects as the industrial upgrading, environmental improvement and operation management, completed 13 integrated environmental improvement projects and held joint meeting for regional environmental protection to promote regional environmental cooperation.

Public participation

SPC fulfils the concept of "operating business to the public in an open manner" and has cumulatively carried out 107 sessions of "Public Open Day" programs. Cumulatively over 3,600 people/times public has participated in the exchange, which effectively facilitated positive interaction between SPC and the public.

Information disclosure

The Company has developed SPC Regulations on Information Disclosure Management. The monitoring information, pollutant discharge information and environmental impact assessment information for construction projects are disclosed on SPC Intranet and the platform for disclosure of pollutant detection information of Shanghai key supervision enterprises.







Strengthened terminal treatment of environmental pollutions

Implemented modifications for ultra-low discharge

SPC carries out modifications of boilers for desulfurization, denitration and dedusting, one boiler and one tower and ultra-low discharge of boilers. The last boiler underwent the low-extra discharge modifications in 2018. As a result, the boiler pollutant discharge concentration has met Shanghai updated environmental standard.

31 2018 SPC Report on Corporate Social Responsibility

Enhanced odor monitoring and treatment SPC continued boosting integrated treatment of Volatile Organic Compounds (VOCs) in 2018, intensi f ied boundar y traceability and investigations, carried out the campaign of “seeking the odor by all staff”, implemented odor leakage detection and repair (LDAR) and incorporated the results of LDAR into safety and environmental performance assessment. As a result, the discharge of VOCs was decreased by 6.22% on a year-on-year basis; the boundary concentration of VOCs was 131.7Î¼g/m3, decreased by about 6.3% on a year-on-year basis. Complaint about SPC boundary odor was significantly reduced. Adopted cutting-edge technology for pollution treatment SPC implemented “standard improvement and upgrading modification project for external discharge of sewage” and “Phase II project for in-depth treatment and recycling of sewage”. As a result, the sewage pollutant removal depth has reached class 1 criteria as specified by the Industry Pollutant Discharge Standard for Petroleum Refining (GB31570-2015). â–² Set up biological observation point at waste water discharge port Pollution type Waste gas Waste water Noise Hazardous wastes Treatment measures Treatment effect Enforced SPC Management Regulations on Prevention and Control of Waste Water Pollutions. The waste gas is discharged legally with license. All the boilers have been completed with modifications for ultra-low discharge. External discharge of waste gas is effectively controlled and the compliance rate reaches 100% The compl i ance rate of external discharge of waste water reaches 100% Noise compliance rate reaches 100% Appropriate disposal rate of hazardous wastes reaches 100% Built 60 water quality monitoring points, installed 8 sets of waste water pretreatment facilities, 2 sets of in-depth treatment devices and 2 sets of reuse water treatment systems. Performed regular monitoring management of plant boundary noise, completed 306 sets of noise monitoring data, modified high noise equipment and optimized the operation procedures. Enforced SPC Management Regulations on Disposal of Solid Wastes, entrusted the third party for disposal, worked out emergency plans and organized spot checks and repeated visit. In 2018, the Thermal Power Division cleaned the ash yard, so the volume of outgoing delivery and disposal of slag was increased and the generation of non-hazardous wastes was 815,000 tons and appropriate disposal of non-hazardous wastes reached 100%. The generation of hazardous wastes was 9,600 tons and appropriate disposal rate of hazardous wastes reached 100%. SPC began to adopt the field measurement method for accounting of the pollutant discharge in 2018. The discharge of four kinds of pollutants, including chemical oxygen demand, ammonia nitrogen, sulfur dioxide and nitrogen oxides was reduced by 24.58%, 39.20%, 64.01% and 39.96% on year-on-year basis, respectively. Impact to natural environment has been continuously mitigated â– generation of hazardous wastes (unit: x10 KT) â– generation of non-hazardous wastes (unit: x10 KT) 2016 2017 2018 2016 2017 2018 2017 2018 1.5 1 0.5 0 120 70 20 0 3000 2500 2000 1500 1000 500 0 0.71 69.51 1691.94 46.12 660.54 2416.71 1276.14 237.76 1450.94 28.04 1.00 67.23 0.96 81.54 SPC Measured pollutant discharge in 2017-2018 (ton) â– COD â–Ammonia nitrogen â– SO2 â– NOX 2018 SPC Report on Corporate Social Responsibility 32

Develop Recycling Economy

SPC strictly abided by the resources utilization laws and regulations, including the Water Law, the Circular Economy Promotion Law etc., promoted the supply side structural reform and implemented steady improvement of recycling and comprehensive utilization of resources through technological innovations, process innovations and management innovations, thus becoming an important bearing zone of world-class green chemical industry cluster in Shanghai.

Continuous improvement of resources utilization efficiency

SPC industry water is sourced from the surface water, while the domestic water is supplied by municipal water supply of Jinshan district. SPC water intakes Zhangjing River and Zishijing River have possessed the water intake permit granted by Shanghai Municipal Water Supplies Bureau.

To ensure the strategic water source safety, SPC strictly followed the most stringent water resource management system in Shanghai, explored sustainable water resource management measures and implemented water saving and recycling with great efforts. SPC strengthened linkage cooperation with Jinshan District and Pinghu City and intensified risk control for water environment to ensure the water quality of SPC water intake.

SPC industry water intake quantity was reduced by 5.06% and domestic water consumption was reduced by 5.38% on a year-on-year basis in 2018. SPC main water consumption indicators had satisfied the performance assessment requirements of Shanghai municipal government.

SPC major water resource utilization indicators

Indicators	2016	2017	2018
Fresh water consumption (10KT)	5762.28	6027.05	5939.96
water consumption per unit output value (t/10 K RMB)	5.46	5.64	5.27
comprehensive recovery and utilization of sludge (10 KT)	1.53	1.31	1.71
repeated utilization rate of industry water (%)	97.38	97.24	97.56

SPC strictly followed the requirements Shanghai Municipal Provisions for Quantity Reduction of Commodity Packages and reduced the volume and weight of the packaging materials as far as possible under the premise of ensuring the function of package protection, thus saving consumption of resources and energy.

Implementation of emission reduction and benefit improvement through technical revamping

Considering technical revamping as the source to maintain corporate vitality, SPC benchmarked international and industrial advanced level to promote modifications of such equipment as oil vapor recovery, sewage reuse and recycling of condensed water. As a result, the main pollutants, such as VOC, sulfur dioxide etc. were significantly reduced and the clean production level took the lead in industry.

Promote waste gas recovery through revamping of oil vapor recovery unit

SPC oil vapor recovery unit is designed and constructed strictly in accordance with environmental protection requirements, which will significantly reduce VOC emissions. The waste gas from the oil storage tanks will be completely sent to the recovery unit for treatment and VOC removal rate will reach above 97%.

Facilitate recycling of condensed water through steam substitution project by water

SPC facilitated recycling of condensed water by substituting steam with water at coking unit, which can save about 6 t/d steam, equivalent to saving of steam by about 2100 t/a. As a result, the comprehensive energy consumption at the unit is significantly decreased.

Facilitate water recycling through sewage reuse unit

SPC made improvement of sewage reuse unit to improve the waste water recycling rate, including oily waste water system rectification project, heavy metal removal project from waste water of the polyester oxidation unit, sewage split flow for waste water treatment workshop, biochemical sludge reduction project at waste water treatment workshop. The sewage reuse rate in 2018 reached 23%.

Facilitate offgas recovery through sulfur recovery unit

Through following measures, such as additional installation of scrubbing and absorption tower, slurry sprinkling system, water makeup system, demisting system etc., sulfur dioxide is absorbed from the offgas, thus the concentration of sulfur dioxide in sulfur offgas is reduced from 200 mg/m^3 to below 20 mg/m^3, which is far better than the emission standard of 100 mg/m^3 specified by state environmental authorities. SPC's green clean production takes the lead in industry.



33 2018 SPC Report on Corporate Social Responsibility

Optimized process to facilitate recovery of wastes SPC proactively boosted smart plant construction and promoted recovery of flare gas, slop oil and other wastes through optimization of operational process and process control. Facilitated green development through accurate management and control SPC highlighted fulfillment of responsibilities and pursued accurate management and control, improved benefit through management, facilitated green development through management, plotted new blue print of corporate development through management and adapted ourselves to new economic era of China through management. SPC has defined the target of “complete consumption and zero emission”, optimized the crude oil processing and production process, returned light slop oil to light and heavy gasoline cutting tower via existing pipeline by way of valve manifest and established large circulation. This scheme enables the duration for production of on-specification products to be 8 hours earlier than before. The quantity of slop oil generated is zero. It has realized more efficient utilization of resources and the plant is more environmentally friendly. Optimized process to recover slop oil Considering targeting at “every cubic meter” emissions, catching “every penny” benefit and focusing on “every second” environmental protection as the objectives of action, SPC reduces emission of flare gas from the sources through system optimization and whole process optimization; controls the flare gas from the process through enlarging the supervision strength at division and plant levels and establishment of plant operating archives and emission logs; taps the potentials from the terminal by pushing forward continuous progressing of flare gas emission reduction. SPC facilitates desulfurization of reaction gas and purification & recovery of hydrogen. As a result, total quantity of flare gas recovery and emission reduction has reached a new height. The emission of flare gas from SPC refining division steadily went down in 2018, which cumulatively increased benefit by about 46.2384 million RMB. Improved benefit through flare gas recovery SPC adopts centralized management of the cooling water and assigns part of cooling water units to environmental water service division. A dedicated cooling water treatment workshop is arranged to be responsible for the water quality management of SPC’s 33 cooling water units, 2 sets of purified water units and 1 set of condensed water unit. The Company intensified technical management and improved fresh water makeup rate. Since implementation of centralized management of cooling water, various technical economic indicators have been significantly improved and the advantages of management have been gradually prominent. In 2018, the fresh water makeup rate was decreased by 19.21% on a year-on-year basis, consumption of industry water was reduced by 4.73% and the reuse rate of reclaimed water increased by 104.64% on a year-on-year basis. Centralized management of cooling water achieved remarkable effect 2018 SPC Report on Corporate Social Responsibility 34

Intensification of site environmental control to facilitate collection of residual materials

In consideration that it is hard to recover materials in the system and at the dead space of the pipeline, SPC installs metal tubes and temporary bucket at low points of the equipment and pipeline for collection of residual materials into the closed oil collection bucket in a timely manner. Then it is recovered into the slop oil in a centralized way. The employees' awareness of "green maintenance" has been constantly improved in the course of standardizing the process treatment.





Overall inspection of potential production hazards to improve hydrogen recovery rate

SPC organized overall inspection of the hydrogen purification system, calculated the material balance of the hydrogen and fuel gas system and successfully eliminated the potential hazard of sudden increase of hydrogen content in the offgas discharged from hydrogen purification system, thus assuring safe and stable production of multiple divisions, reducing abnormal loss of hydrogen, avoiding benefit loss and reducing energy waste.

Implementation of green shutdown through control from sources and refinement of work split

Through optimization of the shutdown scheme, intensification of process control, refinement of responsibilities and work split, improvement of preparations for shutdown and material return, strict control of temperature reduction speed, establishment of blowdown process and addition of recovery pipeline, the Company has realized standardized operations and form-based management and implemented closed material return, closed purging and closed discharge. Additionally, the Company intensifies overall inspection of gaseous phase leakage during shutdown turnaround, reduces flare gas discharge and processing loss, thus ensuring green shutdown and "win-win" of emission reduction and benefit improvement.





Development of organic carbon monitoring for circulating cooling water

The Company took advantage of potentials of the existing equipment, established testing procedure for routine testing of the cooler operation status, added concentration monitoring of organic carbon in circulating cooling water system for effective monitoring of inner leakage of the cooler, reduced process upset of the production units and discharge of VOC.

35 2018 SPC Report on Corporate Social Responsibility

Boost low carbon development SPC strictly abided by the Energy Conservation Law of the People’s Republic of China, Guidelines for Energy Conservation and Emission Reduction in Petrochemical and Chemical Industry, Shanghai Municipal Tentative Measures for Carbon Emissions and other polices and regulations, vigorously promoted conservation and recycling of energy resources, achieved the objectives of carbon emission reduction, intensified carbon asset management, conserved biological diversity and enabled green development to be SPC’s core competitiveness. The Company developed SPC Scheme for Implementation of Green Enterprise Actions and planned to complete acceptance of green enterprise establishment in 2019. The Company established the steering group for establishment of green enterprise, under which there is a special work group for green production operations and promotion of green energy, with main responsibility to eliminate backward production capacity, process, technology and equipment with low-efficiency and high energy consumption, improve the efficiency of energy utilization and reduce carbon emissions. Enhanced performance assessment of energy consumption The Company carried out assessment of 34 main items of energy consumption, completed assessment of 21 items of energy consumption, 15 items of comprehensive energy consumption were reduced on a year-onyear basis and 5 items of energy consumption reached advanced level in industry. Carried out supervision of energy conservation The Company carried out project energy assessment and supervision of energy conservation, completed the Report on Selfinspection of Energy Consumption Quota per Unit Product in Ethylene Unit, the Report on Self-inspection of Energy Consumption Quota per Unit Product in Oil Refining, the schedule for self-inspection and elimination of backward high energy consumption electromechanical equipment, completed field verification of energy conservation supervision. Promoted technical energy conservation The Company intensified technical breakthrough and equipment modifications, organized implementation of 9 technical revamping projects for energy conservation purpose and saved comprehensive energy consumption by 22,391 ton standard coal. In 2018, the Company totally recovered 92.5 thousand tons of flare gas by improving the flare gas recovery capacity through such measures as emission control during plant shutdown/startup, monitoring of recovery system, flowmeter management etc. SPC total consumption of industry energy resources was 6.849 million tons, decreased by 1.20% on a year-on-year basis. The energy consumption per output value was 0.76 ton standard coal/ 10 K RMB, decreased by 1.17% on a year-on-year basis. â– Consumption of natural gas (unit: x 100 million ton) â– Consumption of crude oil (10KT) â– Consumption of industry energy resources (10 KT) â–Energy consumption per unit of output value (t/10 K RMB) â– Consumption of electricity (unit: x 100 million kilowatt-hour) Intensified energy conservation and consumption reduction 780 730 680 630 0.78 0.775 0.77 0.765 0.76 0.755 0.75 698.9 684.9 0.760 0.769 690.5 0.777 2016 2017 2018 2016 2017 2018 2016 2017 2018 20 15 10 5 0 1600 1400 1200 1000 800 600 400 200 0 40 35 30 25 20 13.3 1437.9 18.5 31.9 1435.2 17.9 32.0 32.6 1430.2 2018 SPC Report on Corporate Social Responsibility 36

Greenhouse gas emission management SPC’s various energy conservation and consumption measures have effectively reduced the carbon emission. In 2018, SPC emission of carbon dioxide was 10.4614 million tons, the intensity of carbon dioxide was 1.19 t/10K RMB., Carbon emission detection SPC carries out monthly carbon verifications on a regular basis and has developed SPC Monthly Report on Carbon Emissions. SPC has completed SPC Report on Greenhouse Gas Emission and submitted the same to governmental administrative authorities. Product carbon footprint In 2018, the carbon emission per ton crude oil and feedstock oil processing was 0.127 ton and the carbon emission per ton ethylene product was 1.92 ton; the carbon emission per ton PX product was 1.807 ton. Carbon asset management SPC proactively responded to national carbon market construction and paid off the carbon quota at full amount on time. In 2018, SPC carried out voluntary transaction of China Certified Emission Reduction (CCER) and made a profit of over 1.3 million RMB. Carbon recycle SPC continuously carries out recycling of carbon dioxide. The company recycle 89.1 thousand tons of carbon dioxide in 2018. Protect ecological system Ecological monitoring and repair of bay SPC has carried out monitoring and assessment of the demersal animal community at the intertidal zone of surrounding sea area twice a year for consecutive 40 years, tracked and observed the marine ecological environment conditions, so as to provide basis for conservation of biological diversity. Carried out afforestation and landscaping SPC carries out tree planting activities every year. Total green area at SPC is 2.58 million m2 and the greening rate reaches 36%. The Company planted 9057 trees and shrubs in 2018 and additional green area amounted to 2280 m2. By 2020, the green coverage ratio will reach 42% and greening rate will be 40%. â– Emission of carbon dioxide (10 KT) â–Discharge intensity of carbon dioxide (t/10 K RMB) 2016 2017 2018 2016 2017 2018 1200 800 400 0 1.2 0.8 0.4 0 1046.03 1.20 1039.84 1046.14 1.19 1.18 37 2018 SPC Report on Corporate Social Responsibility

SPC is committed to optimizing communication mechanism, safeguarding the employees’ rights and interests, caring about the employee’s living, promoting occupational big health management and facilitating employees’ overall development, so as to build harmonious labor relations. 01 Harmonious labor relations 02 Occupational health and safety 03 Boost employees’ career development People Foremost, Benefit Staff

Harmonious Labor Relations

SPC complied with the Labor Law, the Labor Contract Law and the Trade Union Law and other applicable laws and regulations, respected and safeguarded the employees' rights and interests. SPC strictly followed provisions of the Labor Law by prohibiting hiring child labor and forced labor. SPC legally signed labor contracts with employees and was not allowed to terminate the labor relationship with employees under certain conditions specified by the laws and regulations. By the end of 2018, there were 9,597 staff and employees at the Company, of which staff and employees with university degree and above accounted for 25.76%. The employee quitting rate in 2018 was 0.85%.

Optimized communication mechanism between management and employees

By virtue of the trade union and other platforms, SPC strengthens communication between management and staff to establish harmonious labor relations. The Company not only adheres to the proven practices, such as special committee of workers' congress, daily fair consultation meeting and plant affair information disclosure platform, but also proactively explores new means and modes in "Internet plus" and other fields.


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▲ New version of WeChat public account for SPC Trade Union

By way of perfecting the performance assessment mechanism and detailed working rules, SPC carries out training for management staff and representatives and intensifies the capability development for trade union and the workers' congress, so as to improve their level of serving the employees and communicating with higher and lower levels.

Prohibited any forms of discrimination

SPC equally treats all staff and employees by strictly prohibiting discriminations such as gender, region, religion, nationality etc. in terms of recruitment, remuneration, training, promotion etc. Besides, in order to facilitate equality of men and women, SPC concluded special collective contract for protection of female employees' rights and interests and carried out female employees' quality engineering construction.

Improved remuneration and holiday system

SPC established just and impartial compensation management system that is linked up with performance, paid five social insurances and one housing fund for employees and established incentive annuity and supplementary public reserve fund system; avoided employees' overtime as far as possible, paid overtime pay to overtime workers; implemented the employees' paid leave and recuperation system and perfected the terms of distribution of subsidy for recuperation.

Cared about different employee groups

SPC condoles with the poverty-stricken employees, retirees, employees working on posts during hot seasons as well as holidays and festivals, young employees, new employees etc., so that every employee can feel the warmth of the family.



▲ Wu Haijun, chairman of the board, condoles with grassroots employee.

SPC implements "employees small room" project, which is equipped with refrigerators, microwave ovens, electric heaters and other living facilities; so that employees can take a good rest after hard work and improve their sense of satisfaction and happiness.

Built multi-layer protective umbrellas to help the poverty-stricken employees

By paying supplementary medical insurance for employees, organizing and subsidizing employees to participate in Shanghai employee security and mutual assistance program and special basic security program for trade union members and establishing corporate employee help and mutual assistance fund, SPC built multi-layer protective umbrellas to help the poverty-stricken employees.

social insurance coverage rate	Trade union participation rate	Collective contract signature rate	Percentage of female in directors and supervisors
100%	100%	100%	10.53%

39 2018 SPC Report on Corporate Social Responsibility

Occupational Health and Safety SPC abides by the Work Safety Law and the Law on Prevention and Control of Occupational Disease of the People’s Republic of China, is committed to creating safe working conditions to safeguard employees’ health. Promoted occupational big health management SPC set up the big health management concept, in which the Administrative Affairs Center, Union Work Division, Safety and Environment Division and other divisions cooperated with joint efforts to push forward and integrate multiple resources for whole-process management of the employees’ health. From the sources to the followup links, every link is closely connected in aspects such as prevention and control of safety risks, health and health care, peaceful mental adjustment, medical insurance and security. Care about employees’ mental health with help of EAP SPC promoted application of EAP (Employee Assistant Program) in an all-round way in 2017 to help employees with psychological adjustment. The Company carried out EAP training for middle and senior management staff, not only helping themselves make psychological adjustment, but also improving their ability to guide employees to manage the mood. SPC carried out diversified EAP activities to meet different demand. SPC cooperated with applicable Shanghai municipal authorities and public welfare organizations to carry out “care about employees and take the lead with health” themed “orange shaped needle” program, thus giving such welfare as intelligent physical examination and public benefit course of health to employees in one time. The EAP activities carried out by SPC included “soaking with music”, “date with spring”, “Sandplay”, office Yoga, experience with fragrance, healthcare of meridians and collaterals and other themes, which could help employees with different characters or different demands to adjust their mood. Reduce the probability of injury and disease from the sources SPC intensified workplace environment and safety protection to reduce the probability of employees’ suffering from disease and occupational injury. Find the health problems in a timely manner By way of organizing employees’ physical examination, SPC found the health problem in a timely manner and established health archives for employees to track their health status. Employees’ physical examination rate 99%, health file coverage rate 100% Perfected organizational guarantee SPC set safety superintendent in the highest management. Numerous major leaders were assigned to be responsible for a certain critical potential safety hazard point. HSSE management committees were established at all levels and the safety responsibilities were assigned to individuals level by level. Mobilized all staff to participate By virtue of “safe production month”, “work safety precautionary day” and “all-employee fire training”, SPC improved all the employees’ awareness of safety and capability of protection. SPC promoted such activities as “I diagnose for safety”, woodpecker in action, employees contracting system, all-staff safety score card, HSSE supervision team and cross checks by brother divisions, to mobilize all staff to participate in safety management. All-process prevention and control SPC intensified prevention and control of all-process safety risks through contractor safety precautions and performance assessment, quantitative assessment and identification of potential hazard points with safety risks, supervision at the construction and production sites around the clock etc. Developed and drilled emergency plans SPC developed and drilled the emergency response plans and organized multiple divisions for drilling of emergency response plans. Provide specialized recommendations of responses SPC organized medical experts for gratuitous diagnosis and consultation and provision of recommendations for employees to respond to health problems. Build green channels for medical treatment SPC cooperated with famous hospitals to open up green channels for medical treatment. Avoid employees’ poverty due to disease By virtue of the supplementary medical insurance and employees’ assistance fund, SPC relieved the sick employees, so as to avoid poverty caused by disease. Whole-process employees’ health management All-dimensional occupational safety protection 2018 SPC Report on Corporate Social Responsibility 40

Fu Xiaoqing team was awarded with “Shanghai Technician Master Studio”. To further give play to the leading role of high-skilled talents in innovative breakthrough, transfer of skills to apprentices etc., through preliminary inner selection, SPC submitted Fu Xiaoqing technician team of electrical and instrument center to participate in selection of “Shanghai Technician Master Studio”. As a result of strict review and assessment by Shanghai Administration of Human Resources and Social Security, this team was successfully selected. Facilitated the youth to be integrated into the corporate big family through recreational and sports activities The Company facilitated the youth to be integrated into the corporate big family through rich and colorful recreational and sports activities. Before the National Day of 2018, the Youth League Committee of the Refining Division organized the singing activity of “one person sings a favorite song”, enabling every newly employed undergraduate to sing his/her favorite song, so that they could make friends with songs and adapt themselves to the new environment as soon as possible. Built talents incubator SPC attached importance to construction of training carrier and formed many “talents incubators”. Apart from practical training base, the Company also proactively built technician studio, model worker innovation studio, youth center etc. Formed the working mechanism of caring for the youth SPC discovered the youth talents by way of creation and cultivation activities, strengthened their physique and built their accomplishment through youth recreational and sports activities as well as volunteer programs, and established youth demand survey and information service mechanism. Boost Employees’ Career Development Following the Vocational Education Law of the People’s Republic of China, the Company implemented talents-based corporate development project, built favorable situations that everyone is eager to be a crackerjack, everyone endeavors to be a crackerjack, everyone is able to be a crackerjack and everyone can fully demonstrate his/her abilities of a crackerjack; especially formed the mechanism of caring about the youth growth and living. Achieved modernization of training SPC endeavored to achieve modernization of training. Firstly, by scientification of decision-making-prioritizes investigation and survey, rationally plans and defines training in accordance with demand. Secondly, by intelligent orientation of training means. SPC built selfservice system, put multimedia training manuals online and established online learning zone, supported remote training and simulative practical training. Made innovations of training forms SPC explored new training forms, including position rotation and swap, mutual visit of technician studio for exchange, excellent shift leaders going out for exchange with other enterprises. Carried out youth creation and cultivation The Company attached impor tance to youth creation and cultivation activities, including “one youth league committee with one quality”, the youth task force, creation of youth model post and cultivation of youth position crackerjack, and carried out activities like positive energy training camp for young employees. Established youth center SPC established youth center, which is not only the recreational and sports center, but also the training base. Additionally, it also helps the youth to solve practical problems of love and marriage. â–² The Youth League Committee organized field “micro-course” for the youth. â–² SPC next generation caring committee held reading party with the youth. Diversified and just channels for career development The Company provides various promotion sequences for management personnel, technicians and operators and establishes an equal, open and fair procedure for competitive recruitment, so that the promotion channels were diversified. SPC has formed mature engagement mechanism for senior experts, experts and lead technician. Youth demand survey and information service SPC carried out the activities like “going to the grassroots organizations, visiting the youth, seeking the elegant young employee” for survey of the youth demand and strengthened the youth information service with help of the WeChat public account “my youth at SPC”. training program 121 pieces training person times 13514persons practical training base 5pieces Participated in creation of “one youth league committee with one quality” in 2018 17 Cultivated youth position crackerjack in 2018 29persons Officers of the Youth League Committee cumulatively visited the youth by Over1000persons Youth League Branches 41 2018 SPC Report on Corporate Social Responsibility

SPC proactively supports development of surrounding communities, serves national key strategies, makes contribution to social and public welfare undertakings and incorporates the corporate development with regional, industry and state development into one body. 01 Facilitate Community Development 02 Serve National Strategies 03 Fulfill Responsibility of Anti-corruption 04 Make Contribution to Social and Public Welfare Undertakings Fulfill Responsibilities and Serve the Society

â–² SPC jointly carried out emergency drill with SPC sub-district office of chemical defence Facilitate Community Development The Company abided by the Law of Corporation Income Tax and Provisional Regulations on Value-added Tax of the People’s Republic of China, paid taxes with honesty, established all-round cooperation mechanism with surrounding communities and jointly plan development with them. SPC also abided by the Environmental Protection Law of the People’s Republic of China and Regulations on Disclosure of Environmental Information of Enterprises and Institutions, disclosed the enterprise environmental information to residents through Public Open Day program and facilitated understanding by way of communication. Paid taxes honestly according to law The Company paid taxes honestly according to law and the amount of taxes paid has ranked top three in Shanghai industry enterprises for consecutive years. Total tax paid (unit: 100 million RMB) Undertook the mission to assure supply SPC undertook the mission to assure supply of various fuel oils in case of special circumstances, such as on snow and rainy days, thus ensuring normal operation of regional and even national transport. Long-term supply of premium quality liquid nitrogen to aerospace industry Liquid nitrogen has extreme significance in aerospace industry. SPC has always been considering guarantee of satisfying aerospace demand as a weighty responsibility and has been supplying liquid nitrogen to aerospace industr y in a timely, adequate and premium quality manner. Priority is given to allocation of air separator and other equipment in shortage. Joint development of enterprise and local government and public communication mechanism The Company has established Joint Development Committee with Shanghai Jinshan District, Pinghu of Zhejiang Province and governments of surrounding regions and established “Public Open Day” and other communication channels with common people. â–² SPC is disseminating scientific knowledge about oil products to the visiting community residents. Education and cultural cooperation between enterprise and local government SPC provided training courses and opportunties of internship to Shanghai and even national applicable universities, vocational schools, technical secondary schools and cooperative enterprises. â–² SPC Exhibition Center was selected as national Party history and state history education base. Cooperation of infrastructure between enterprise and local government SPC applicable divisions undertook the assignments of power supply, water supply and sewage treatment for Jinshan district. The Company took effective measures at critical stages like college entrance examination and senior high school entrance examination, thus ensuring no interruption of water and power supply. Safety emergency response cooperation between enterprise and local government SPC carried out joint emergency drill with surrounding communities and enterprises, provided professional equipment and passed on professional skills, thulsy making contribution to intensification of emergency resuce forces in disaster prevention and anti-terrosim by local government. Participated in industrial reform of local infrastructure SPC signed letter of intent with Shanghai electric power company and Shenergy Company for establishment of power distribution and consumption operation company and participated in pilot construction of Shanghai electric power market reform. 2016 2017 2018 200 160 120 80 40 0 142.23 162.09 140.97 43 2018 SPC Report on Corporate Social Responsibility

Serve National Strategies

SPC proactively serves "One Belt and One Road" and other national strategies, serves transformation and upgrading of the whole industry and incorporates the corporate development, national development, individual progress and industry progress into one body.

Serve the strategy of "One Belt and One Road"

SPC intensified peer exchange with countries along "One Belt and One Road" through cultivating petroleum talents for them, thus making contribution to China's promotion of "One Belt and One Road" strategy.

Cultivating petrochemical talents for Brunei
To coordinate national strategy of "One Belt and One Road" and develop the strategic partnership with ASEAN countries, SPC assisted Zhejiang University to cultivate professionals of petroleum industry for Brunei. The Company received 14 overseas students from Brunei for internship at SPC in 2018.



▲ Receiving friends from Thailand to learn experience of environmental protection and water service

Serve transformation and upgrading of the whole industry

SPC carried out exchange and cooperation with peer enterprises, especially those at surrounding areas, in terms of talent-based corporate development, work safety, environmental water service, supply chain management etc., jointly planning industry transformation and upgrading.

Joint discussion with Guangzhou Petrochemical Co., Ltd. about green development
SPC Environmental Water Service Division received counterparts of Guangzhou Petrochemical Co., Ltd. for visit and exchange. Faced with the situations of increasingly stringent state environmental policies and standards, they jointly discussed about prevention & treatment of water pollutions and atmospheric pollutions as well as standard upgrading of the same and jointly deliberated corporate transformation and upgrading as well as green development.

Serve important events

SPC proactively supported national important events through intensification of security inside and outside the plant area and selection of excellent employees to participate in exhibitions, including the World Expo, G20 and International Import Expo.

Letter of acknowledgement from Shanghai Municipal Party Committee and Municipal Government
CPC Shanghai Municipal Party Committee and Municipal Government specially sent a letter of acknowledgement to appreciate SPC for our support to the first session of International Import Expo. SPC proactively assisted Shanghai Municipal Party Committee and Municipal Government with comprehensive coordination, exhibition service, security assurance as well as media and publicity work.

Fulfill Responsibility of Anti-corruption

Abiding by applicable provisions of the Global Compact of the United Nations and the Corporation Law of the People's Republic of China as well as Regulations of the Communist Party of China on Disciplinary Punishment, SPC completely fulfills the responsibility of anti-corruption.

Fulfill membership obligations of global compact organization

Sinopec is one of earliest Chinese enterprises joining the Global Compact Organization of the United Nations. As a subsidiary of Sinopec, SPC has practically fulfilled the corporate membership obligations in terms of anti-corruption.

Establish anti-corruption institutional system

SPC has established comprehensive anti-corruption responsibility system, anti-corruption regulation system and high-risk link prevention and control system.

Anti-corruption Responsibility System
Established SPC Surveillance Committee;
Secretary of Committee for Discipline Inspection at all levels signed Statement of Responsibility for Clean and Honest Party Style Construction as well as Surveillance and Discipline Execution of Anti-corruption;
Established 3-level supervisor network for clean & honest governance.

Anti-corruption Regulation System
SPC Scheme for Implementation of Supervision System and Mechanism;
Regulations on Protection of Prosecutor as well as Petition of Just Hearing of a Case and Case Processing.

High-risk Links Prevention and Control System
Position clean administration risk prevention and control system;
Inquiry about cooperative partner's signature of clean and honest administration and bribery crime file;
Online disclosure of purchase and sales business and online tour inspection.

Anti-corruption education for nipping evil in the bud

SPC attaches importance to nipping evil in the bud by the adoption of cautionary education, daily education, promotion of clean governance with help of family members, timely admonishing and reminding, which not only reduces the occurrence rate of corruption, but also saves the individuals.

2018 admonishing talks	reminding talks	return visit and education of punished officers
14 persons	8 persons	4 persons

Build sunshine supply chain

SPC signed the Liability Statement of Clean and Honest Administration with partners to develop transparent supply chain for prevention of illegal acts such as blackmail, fraud, money laundering etc.

Online disclosure and tour inspection of corporate business
SPC carries out online disclosure and tour inspection of such businesses as material procurement, product sales, transfer of property rights, overhaul and maintenance. In 2018, the number of online disclosure of SPC business was 83 thousand pieces and the number of online inspection of suspected problems amounted to 25.

2018 SPC Report on Corporate Social Responsibility 44

Devotion to public welfare undertakings

SPC not only organizes development of public welfare activities, such as volunteer service, blood and stem cell donations, donation of money and materials, but also establishes incentive system for spiritual civilization achievements, thus cultivating good citizens with lofty moral sentiments, full of love and enthusiasm in promoting public welfare undertakings.

Incentive system for spiritual civilization achievements

Since establishment of the incentive system for spiritual civilization achievements in 1986 at SPC, the appraisal awards, such as "quarterly good deeds" and "annual top 10 spiritual civilization employee", have been normalized and systematized, thus motivating employees to devote themselves to public welfare undertakings.



▲ Awards ceremony for stories about corporate culture

Organize characterized public service activities of donation of stem cells

SPC has persisted in organizing employees to donate stem cells for over 20 years and more than 1700 employees have joined the Stem Cell Bank of China, accounting for 1/4 of Jinshan District, Shanghai.



上海石化无私播撒生命种子 1700多名员工加入中华骨髓库

▲ SPC's story about stem cell donation was extensively reported by mainstream media.

Build volunteer service brand

With "Babysbreath" volunteer service brand developed by SPC with great efforts over the past 20 years, SPC provides services like supporting education, assistance of the senior citizens, impartation of knowledge about environmental protection and first-aid at surrounding communities.

SPC provided over 50 sessions of Babysbreath volunteer services in 2018 and the benefited person reached about 6,000 person/times.

"Carry you to fly and accompany you to grow up" program in schools for transmission of love

SPC Youth League Committee organized young volunteers of multiple divisions to visit primary schools at surrounding communities to carry out "Babysbreath" volunteer activities of "Carry you to fly and accompany you to grow up", facilitating children to grow up through some interesting teaching activities.



▲ Babysbreath volunteers are consoling and serving senior citizens

Convey backbones to public welfare undertakings at surrounding areas

SPC employees or volunteer service teams have become the backbone of public welfare undertakings at surrounding areas. For example, Mao Jun, the stem cell donator established the volunteer team of "Xin Youth Home" of Jinshan District and acted as the team leader.

The Company explored interconnection of resources for the public welfare undertakings with surrounding communities via regional co-construction of the Youth League Committee.

Regional co-construction of Youth League Committee facilitated cooperation for public welfare activities

SPC Youth League Committee proactively carries out regional co-construction with the Youth League Committees of surrounding enterprises and communities, which not only expands the network of friendship for the youth, but also facilitates various organizations to share resources and cooperate with each other for public welfare activities.



▲ SPC employee, Mao Jun (sixth from the right side of the first row) was commended by the Red Cross Society of China in 2018.

45 2018 SPC Report on Corporate Social Responsibility

Outlook of 2019 “The alternation of sun and moon will not be postponed and four seasons chase after one another”. China has experienced legendary upheaval over the past 40 years, just like silkworms break the cocoon and turn into butterflies. Sinopec Shanghai Petrochemical Company Limited has grown up due to reform and expanded with reform. “China Road” is getting broader and broader and “the Steps of Petrochemical Industry” are still resonating powerfully. In 2019, the domestic and overseas situations are undergoing deep and complicated changes. The corporate development is also at a period of important strategic opportunities. The future is very promising, but the challenge is also very severe. China is also at an interweaving period, when petrochemical and chemical industries are faced with transformation-upgrading, the environment stress and element cost constraints are increasingly getting more and more outstanding in petrochemical industry development. At the new starting point of reform and opening up, considering deepening reform and opening up as the momentum, innovation-driven development as the sources, building a “domestically leading and globally first-class” energy and chemical as well as new material companyas our development target, we will follow the trend to seize such strategic opportunities as eastward movement of global petrochemical product market, “One Belt and One Road” and construction of Yangtze River Economic Zone and proactively perform the corporate social responsibilities, thus contributing the petrochemical strength to sustained and healthy development of economic society. We will deepen structural reforms of supply side, adhere to de-capacity, de-inventory, de-leveraging, cost reduction and shortage improvement, optimize allocation of stock resources, increase supply of premium quality increments and achieve dynamic balance between supply and demand. We will proactively boost the enterprise to adjust structure, promote transformation, improve benefit and achieve intensive, clean, low carbon, safe and sustainable development, so that both refining and chemical industries can take off together. We will continue carrying out and implementing new development concept, energetically develop products with more market competitiveness, richer innovation and higher added-value and push forward upgrading of the enterprise product value chain. We will accelerate construction of intelligent plant that is highly digitalized, integrated, modelling, visualized and roboticized, and significantly improve the abilities of overall perception, optimization and synergy, forecasting and early warning as well as scientific decision-making, thus realizing efficiency improvement and capability growth. We will continue perfecting and improving HSSE management system, strictly performing overall inspection of potential safety hazards and implementation of responsibility of environment improvement, strengthen disclosure of environment information and environment monitoring and realize all-weather and dynamic supervision of environment with help of “environmental maps”; we will highlight the concept of “cutdown from the sources and cleaning from the process”, persist in adopting the most advanced environment indicators, the most stringent quality indicators and the most efficient energy consumption indicators, foster new advantages of green and low carbon development. We will continue perfecting the modern enterprise system and the performance appraisal system for social responsibility, continue improving the management level of social governance and green supply chain and jointly creating value with our customers; Closely centering on strengthening the political nature, advancement and mass feature, we will perfect democratic management system, deeply promote open plant affairs and day-to-day business and practically safeguard the employees’ interests; we will keep inheriting people foremost development concept, caring for community development, fulfilling the corporate citizenship responsibilities, enabling employees to benefit more from the corporate development achievements in a fairer manner and endeavoring to improve the corporate employee and community residents’ sense of benefit, sense of happiness and sense of safety. The boatman has to endeavor to row the boat when it is in the midstream; the climber has to bravely climb up when he is halfway up the hill. 2019 is the 70th anniversary of New China and is the new starting point of reform and opening up. We will motivate our daring spirit, inspire ourselves, maintain the perseverance, constantly improve the corporate integrated strength and competitiveness. We will take our initiatives to lead the petroleum and chemical industry development at the north bank of Hangzhou Bay, do our utmost to foster high-end petrochemical industrial base of China and build SPC into a “domestically leading and globally first-class” energy and chemical as well as new material company 2018 SPC Report on Corporate Social Responsibility 46

Written Comments on Assessment of Corporate Social Responsibility Report

No. K00361

Title of report	2018 Annual Corporate Social Responsibility Report
Company name	Sinopec Shanghai Petrochemical Company Limited
Business profile	Located in Jinshan District, Shanghai, as the holding subsidiary of China Petroleum & Chemical Corporation, Sinopec Shanghai Petrochemical Company Limited (hereinafter referred to as "the Company") is one of the largest integrated enterprises of refining and chemical industry in China and also an important production base of oil products, intermediate petrochemical products, synthetic resin and synthetic fiber in China. Its main products include such four varieties as petroleum, chemicals, synthetic resin and synthetic fiber polymers, synthetic fiber. The Company achieved total industrial output value of 81.736 billion RMB and operation revenue of 107.765 billion RMB and totally paid tax revenue of 14.097 billion RMB and ranked 19th among the top 100 Shanghai-based enterprises in 2018. The Company vigorously built "innovative petrochemical industry". Brand new products and advanced technologies have kept on achieving new breakthroughs. The Company's 48K large tow carbon fiber technology has filled the gaps in domestic market. The company has achieved breakthroughs in zero export of carbon fiber products and was rated as the demonstration enterprise of 2018 intelligent manufacturing pilot projects by the Ministry of Industry and Information Technology of the People's Republic of China. The number of the Company's informal employees has been decreased year by year. The signature rate of employees' labor contracts and the coverage rate of social insurances have maintained 100% for consecutive years. The incident rate was zero, the total investment for environmental protection was 509.57 million RMB and the total consumption of industry energy resources has been decreased year by year. The Company was selected as "Constituent Stock of 2018 China SGCX-ESG50 Index (SynTaoGF CaiXin ESG 50 Index)"and granted with the honorary titles of "China Top 100 Enterprises", "Innovation China-Top 100 Listed Companies", "Shanghai Top 100 Enterprises of Two Excellences" and "Green Development Prizes". Contact information: (please visit the website for further information) Add.: 48 Jinyi Road, Jinshan District, Shanghai, P.R. China Zip code: 200540 Tel.: +86 21 57941941 Fax: +86 21 57940050 Email box: spc@spc.com.cn Website: http://www.spc.com.cn
Report Issue	Eleventh release
Assessment basis	Shanghai municipal group standard Guidelines for Corporate Social Responsibility T31/01001-G001-2014)
Assessment method	Written assessment was conducted for 2018 Annual Corporate Social Responsibility Report (called "the Report" for short) of Sinopec Shanghai Petrochemical Co., Ltd. in accordance with the requirements of T31/01001-G001-2014 Guidelines for Corporate Social Responsibility. The assessment process included confirmation of the source of information disclosed by the Report and its reliability with help of the enterprise official website and the third party's data concerned.
Structural integrity	2018 annual report on corporate social responsibility of Sinopec Shanghai Petrochemical Co., Ltd. (hereinafter referred to as "the Report") elaborated various activities and the performance completed and achieved by the Company in 2018. With standardized structure and complete contents, the Company's report covered the basic contents of the Company's performance of its social, economic and environment responsibilities, systematically elaborated the corporate social responsibility concept, strategy and management, which was embodied by innovations, integrity management, refined operations and people foremost. It involved the main key performance indicator items required by Guidelines for Corporate Social Responsibilities (T31/01001-G001-2014).

47 2018 SPC Report on Corporate Social Responsibility

Assessment matters The Report stated the corporate mission, strategic positioning and core value and disclosed SPC’s practice and performance in fulfillment of social responsibility in 2018. Scientific development: The Company firmly set up the concept of “challenging to the advanced level and benchmarking the most stringent standard”, adhered to the innovation-driven development strategy, upheld business promotion through quality improvement, stuck to intelligent manufacturing and was committed to satisfying high quality economic development and new demand of clean energy and advanced chemical materials by people’s better living. The company’s total value of assets reached 44.54 billion RMB, operation revenue 107.765 billion RMB and total amount of tax payment 14.097 billion RMB in 2018. The Company focused on green and low carbon development in accordance with state requirements on environmental pollution prevention and treatment. The company researched and developed a batch of technologies, including critical production technology for national VI standard gasoline and diesel, environmental friendly and green polyolefin technology, application of low NOX environmental and energy saving technology in cracking heaters, anaerobic petrochemical mixed sewage treatment technology etc. The Company’s national VI standard gasoline and diesel were launched into the market on August 20, 2018 ahead of the schedule. The Company focused on high-end development demand in industry and the number of annual applications for inventive patents reached 63 by centering on development of high performance advanced materials, high value-added synthetic materials and advanced technology of fine chemical engineering. The Company had successfully developed a series of new technologies, including 48K large tow carbon fibers, high-end automobile grade PVB resin, high density polyethylene black piping materials, colored acrylic fibers, high-temperature cooked cast polypropylene films, special materials for production of polypropylene with gas permeation saturation method, thus filling the gaps of relevant domestic products and making contributions to improvement of the self-sufficiency rate of new chemical materials in China. The Company achieved “green renovation” of products by way of optimizing the production technologies: 2# polyester plant successfully achieved product renovations from high modulus and low shrinkage PET chips to cationic PET chips without the need of shutdown, not only shortening the renovation time, but also reducing discharge of pollutants during shutdown. The Company intensified the strength of building smart plant and rolled out geographic information platform, which deeply integrates the information of material in kind with geographic information, realizes smart and interactive close relevance between materials in kind and specialized system data and effectively implements data sharing among all specialized systems in business management. Fair business operations: The Company adhered to the operation concept of “operating business in good faith and cooperating for win-win“and realized win-win cooperation in terms of supply chain by considering green development in whole-process, whole-chain and whole-link manner as the orientation. The Company carried out MPRC (market-production-research-customer) group activities to cooperate with back-end customers for development of products and Substantial markets, assisted customers with product performance test and product development, thus facilitating “win-win” and improving the competitiveness of new products. The Company improved the customers’ experience with SPC’s intelligent contents sales service through SPC’s Self-service Cargo Pickup System Development project. The Company fought it out and won the lawsuit of “ anti-dumping case of acrylic fibers” filed by India against China. As a result, there is no need for the acrylic fiber producers of China to pay anti-dumping duty. The Company organized honest employment training for multiple times throughout the year and signed 182 annual Statements of Honest Employment Responsibility with customers, strictly followed “zero” report system and the coverage rate of anti-commercial bribery training reached 100%. Environmental protection and saving: The Company has always attached great importance to environmental protection by promoting HSE management system, persisting in combination of cut-down from the pollutant sources, process control and terminal treatment. The company has cumulatively implemented 107 environmental governance projects over the past five years and invested 2.5 billion RMB for environmental governance to spare no efforts to build a green petrochemical plant and total investment for environmental protection amounted to 509.57 million RMB throughout the year. The Company continuously strengthened control from the sources, strictly implemented “three simultaneities” for the environmental protection in construction projects to eliminate the potential environmental hazards in the later period of project construction and after the project plant was put into operation. The Company continuously carried out “clean production month” program and has consecutively passed Shanghai municipal clean production audit and acceptance for several times. The Company put into operation of the domestic first set of environmental friendly closed decoking project to intensify control from the pollution sources, which was simultaneously designed and constructed from production, storage, transport to waste gas treatment. The Company strengthened supervision of environmental monitoring facilities and achieved 100% of the online environmental data transfer rate and established environmental traceability system. In 2018, 66 potential environmental hazards were investigated, in which 63 items were completed with rectifications in the same year and the remaining 3 items were completed beyond the year of 2018. The Company continued boosting integrated treatment of VOCs in 2018, intensified boundary traceability and investigations, carried out the campaign of “seeking the odor by all staff” and incorporated the results of LDAR into safety and environmental performance assessment. As a result, the discharge of VOCs was decreased by 6.22% on a year-on-year basis; the boundary concentration of VOCs was decreased by 6.3% on a year-on-year basis. Complaint about the Company’s boundary odor was significantly reduced. In 2018, the Thermal Power Division of the Company cleaned the ash yard, so the volume of outgoing delivery and disposal of slag was increased and the generation of non-hazardous wastes was 815,000 tons. Appropriate disposal rate of non-hazardous wastes reached 100%. The generation of hazardous wastes was 9,600 tons and appropriate disposal rate of hazardous wastes reached 100%. In 2018, the Company started to adopt field measurement method for accounting of the pollutant discharge. The discharge of four categories of pollutants, including chemical oxygen demand, ammonia nitrogen, sulfur dioxide, and NOx, was decreased by 24.58%, 39.20%, 64.01% and 39.96% on a year-on-year basis, respectively. The compliance rate for treatment effect of waste gas, waste water, waste noise and hazardous wastes reached four 100%. 2018 SPC Report on Corporate Social Responsibility 48

Assessment matters Work Safety: In 2018, the Company paid more attention to intensification of the sense of responsibility, the sense of mission and the sense of urgency for safety and environment management. In 2018, the Company didn’t have any major or extra serious incidents of work safety, occupational poisoning and environmental pollution, achieved the indicator of “seven zeros” in HSSE management and HSSE generally presented a stable tendency. The leadership attached importance to work safety and the responsibilities were defined. The Company broke down and implemented the entity responsibility for safety management in an all-around way and carried out the work safety management requirements of “identical responsibility for Party and government offices, dual duties for one position”. The Party and government organizations at all levels and principals signed the HSSE Responsibility Statement and the letter of safety commitment. The system of “the person in charge shall take the responsibility” was adopted. The Company carried out safety risk identification and investigation and implemented applicable measures, intensified management and supervision in terms of technology, regulations, various levels and contractors and took preventative measures against potential hazard. Customer and consumer’s rights and interests: taking advantage of the traditional media and new media, the Public Open Day, CSR report, co-construction of community, sunshine industry chain engineering etc., the Company released the progress of CSR related system building and implementation to the stakeholders, listened to appeals from all parties and accepted reasonable recommendations, thus establishing the relationship of win-win cooperation of mutual support and mutual benefit. The Company released regular reports, effectively and timely disclosed information to shareholders; the customer satisfaction reached 97.98% in 2018; and organized the product promotion meetings. Considering “challenging to the advanced level and benchmarking the most stringent standard” as the concept, the Company strengthened process technology management, production optimization management and was committed to providing sustainable energy, high performance, energy saving and environmental friendly advanced chemical materials efficiently and stably. The Company’s national VI standard gasoline and diesel were launched into the market; the product compliance rate reached 100% throughout the year. There were no quality incidents and no occurrence of recalling of sold products due to quality problems. Win-win cooperation: built transparent supply chain: the Company built transparent supply chain by signing “Statement of Responsibility for Co-construction of Clean and Honest Governance” with cooperative partners for prevention of blackmail, fraud, money laundering and other illegal acts. In 2018, the Company concluded commercial factoring business service contract with EPEC platform to assist SPC’s suppliers to solve the financing problem, thus realizing ecological collaborative win-win of supply chain. The Company intensified contractors’ safety management interview and performance assessment. The Olefin Division of SPC carried out “Safety Orientation Interview” in batches for the principals of major contractors who participated in turnaround at new area, with the interview items mainly including such 16 contents as the principals’ Substantial duties and main assignment, clarification of the construction scheme, understanding of the turnaround risks etc Those who failed to pass the interview should attend make-up examination till they passed. By way of one-on-one interview, it contents can test the preparation status of the principal of the construction contractor for the turnaround, disseminate the safety situations and improve their attention to the construction safety. In 2018, the Company continued to reduce reseller purchase, promoted procurement through public inquiry and price comparisons, directly introduced the manufacturer purchase. As a result, the manufacturer direct supply rate rose to 99.6%; The company established the operation mechanism for reward and punishment of suppliers. The suppliers’ ISO14000 environmental management system certification reached 54.1% and purchase rate via invitation to bids reached 90.47%. Harmonious labor relationship: by the end of 2018, there were 9,597 staff and employees at the Company, of which staff and employees with university degree and above accounted for 25.76%. The employee quitting rate in 2018 was 0.85%. The percentage of female management staff was 17.2%, the morbidity of occupational disease 0.01% and the coverage rate of physical examination was 98.92%. The input into relief of poverty-stricken employees amounted to 1.5 million RMB. The rate of employees’ occupational injury and death were both 0. The Company prohibited the use of child labor and the forced laborer strictly in accordance with requirements of the Labor Law, signed labor contract with employees according to law and was not permitted to terminate the labor contract with employees under certain conditions of the law. The Company optimized communication mechanism between management and employees: intensified the capability development for trade union and the workers’ congress, so as to improve their level of serving the employees and communicating with higher and lower levels. The Company established just and impartial compensation management system that is linked up with performance, paid five social insurances and one housing fund for employees and established incentive annuity and supplementary public reserve fund system. The Company cared about different employee groups: implemented “employees small room” project, which was equipped with refrigerators, microwave ovens, electric heaters and other living facilities; so that employees can take a good rest after hard work and improve their sense of satisfaction and happiness. The Company established corporate employee help and mutual assistance fund and built multi-layer protective umbrellas to help the poverty-stricken employees. The Company promoted occupational bit health management: set up the big health management concept, in which the Administrative Affairs Center, Union Work Division, Safety and Environment Division and other divisions cooperated with joint efforts to push forward and integrate multiple resources for whole-process management of the employees’ health. From the sources to the follow-up links, every link is closely connected in such aspects as prevention and control of safety risks, health and health care, peaceful mental adjustment, medical insurance and security. The Company formed diversified and just channels for career development. The Company provided various promotion sequences for management personnel, technicians and operators and establishes an equal, open and fair procedure for competitive recruitment, so that the promotion channels were diversified; the Company had formed mature engagement mechanism for senior experts, experts and lead technician. The Company carried out the activities like “going to the grassroots organizations, visiting the youth, seeking the elegant young employee” for survey of the youth demand and strengthened the youth information service with help of the WeChat public account “my youth at SPC”. The Company carried out 121 training programs throughout 2018, provided training to 13,514 person/times and established 5 training bases. 49 2018 SPC Report on Corporate Social Responsibility

	Assessment matters
Substantial contents	**Community participation and development:** The Company proactively supported development of surrounding communities, served national key strategies, made contribution to social and public welfare undertakings and incorporated the corporate development with regional, industry and state development into one body. The Company established all-round cooperation mechanism with surrounding communities and jointly plan development with them. SPC also abided by the Environmental Protection Law of the People's Republic of China and Regulations on Disclosure of Environmental Information of Enterprises and Institutions, disclosed the enterprise environmental information to residents through Public Open Day program and facilitated understanding by way of communication. The Company proactively served important events: proactively supported national important events through intensification of security inside and outside the plant area and selection of excellent employees to participate in exhibitions, including the World Expo, G20 and International Import Expo. The Company proactively served national strategy of "One Belt and One Road": assisted Zhejiang University to cultivate professionals of petroleum industry for Brunei. The Company received 14 overseas students from Brunei for internship at SPC in 2018. The Company was keen on public welfare undertakings: it has persisted in organizing employees to donate stem cells for over 20 years and more than 1700 employees have joined the Stem Cell Bank of China, accounting for 1/4 of Jinshan District, Shanghai. The Company put forth effort into building of volunteer service brand: provided over 50 sessions of Babysbreath volunteer services in 2018 and the benefited person reached about 6,000 person/times. The Company's Youth League Committee organized young volunteers of multiple divisions to visit primary schools at surrounding communities to carry out "Babysbreath" volunteer activities of "Carry you to fly and accompany you to grow up", facilitating children to grow up through some interesting teaching activities. **Recommendations of improvement:** pay attention to information in the same industry. Horizontal comparisons are favorable for identification of the corporate position in industry. Define the development target, so as to improve and correct the deficiencies, thus contributing to development of the refining and chemical enterprises of China.
Performance comparability	The Report disclosed the performance indicators of Sinopec Shanghai Petrochemical Company Limited in terms of fulfillment of corporate social responsibility, with part data collection longitudinally and consecutively running through 3-5 years, thus presenting better link relative ratio and continuity. However, restricted by industrial data/information, the Report doesn't have horizontal comparability.
Credibility of content	By way of the enterprise official website as well as consultation of relevant third party's assessment information and other means, we verified SPC's concept, culture and strategy of social responsibility and corporate governance disclosed by the Report as well as typical examples of practice and data, confirmed that Report contents reached certain credibility.
Readability	The Report had a clear structure and plain text. In forms of characters, data, graphs, pictures etc., the Report displayed the Company's management, practice and performance of social responsibility; it was reader friendly and had strong readability.
Timeliness	The Report focused on information disclosure of the Company's fulfillment of social responsibility in 2018 and the examples of practice and performance data presented certain timeliness.
Stakeholders' participation	The Report disclosed SPC's communication with relevant parties about main topics of social responsibility as well as expectations and requirements to external stakeholders and set forth protection of the stakeholders' legal rights and interests and win-win cooperation in economic benefit.
Overall comments	The critical information, data and examples of fulfillment of social responsibility disclosed by the Report are basically in conformity with T31/01001-G001-2014 Guidelines for Corporate Social Responsibility.
Statement	The assessment comments are only specific to the 2018 information and data provided by the Report and the Company.

Auditor: Li Xiaohong
Approved by: Yan Zhuoming
Assessment organization: Shanghai Quality System Audit Center
Audit date: March 15, 2019

2018 SPC Report on Corporate Social Responsibility 50

Index

Titles	Sub-titles	ISO26000	ESG	API	Cass-csr3.0	Pages
Address by Chairman of the Board				SOC-1	P3.1 P3.2	P1-2
SPC Responsibility performance Sheet				ECO-1	P5.2	P3-4
Company Profile					P4.1 P4.2 P4.3 P4.4	P5
Development Strategy		6.2				P6
Corporate Culture						P6
Corporate Governance						P7
Communication about topics of social responsibility						P8
Matrix for assessment of the importance of social responsibility topics						P8
Responsibility Management		6.2		SOC2	G1-G6	P9
2018 Honors of Responsibility					P5.3	P11
Revitalize petrochemical industry with innovative and pragmatic mindset	Supply premium products	6.7.4				P13-14
	Deepen quality for business promotion	6.7.4	B6.4		M2.1 M2.3	P15
	Make innovations in petrochemical technology	6.7.4 6.7.5			M2.11-M2.16 E3.3	P16
	Build smart plant					P17
Create value in good faith	Jointly create value with our customers	6.6 6.7	B6.2 B6.5		M2.4-M2.6 M2.8-M2.10 M3.10-M3.12 E2.25	P19-20
	Win-win cooperation in supply chain	6.5 6.6	B5	ECO-3 SOC-8	E3.1	P21
Develop business through win-win cooperation	Improve business performance			ECO-2	M1.4-M1.6	P23-24
	Safeguard investors' rights and interests			ECO-2 ECO-1 ECO-A3	M1.2 M1.3	P25

51 2018 SPC Report on Corporate Social Responsibility

Titles	Sub-titles	ISO26000	ESG	API	Cass-csr3.0	Pages
Refined operations, safety and green development	Strengthen safety management	6.4.6		ENV-6 H&S-5 H&S-4 H&S-2 H&S-5	S3.1 S3.2 S3.3 S3.4 S3.5 S3.6 S3.7	P27-29
	Intensify environmental protection	6.5.3	A1.1 A1.3 A1.4 A1.5 A1.6 A3.1	ENV-1 ENV-2 ENV-A3 ENV-A4	E1.1-E1.5 E1.6-E1.7 E1.8 E2.7-E2.24	P30-32
	Develop recycling economy	6.5.4	A2.2 A2.4 A2.5	ENV-A7 ENV-A5	E2.27-E2.29	P33-35
	Boost low carbon development	6.5.5	A1.2 A2.1 A2.3	ENV-5 ENV-3 ENV-A8 ENV-A9	E2.1-E2.4 E4.1-E4.4 E5.1-E5.3	P36-37
People foremost, benefit the staff	Harmonious labor relations	6.3 6.4 6.8	B1.1 B1.2 B4	SOC-1 SOC-A2 SOC-4	S1.7 S1.8 S2.1-S2.7 S2.10-S2.14	P39
	Occupational health and safety	6.4	B3	SOC-1 SOC-5 SOC-4 SOC-1 SOC-A2	S2.18-S2.20	P40
	Boost employees' career development	6.3 6.4 6.8	B2.1 B2.3	SOC-4 SOC-1	S2.15	P41
Fulfill responsibilities and serve the society	Facilitate community development	6.3 6.4 6.8 6.5	B8 B8.1 B8.2	ECO-1 SOC-A4 SOC-A3 SOC-A5	S1.5 S4.6 S4.7	P43
	Serve national strategies				E1.9 S4.1 S4.2	P44
	Fulfill Responsibility of Anti-corruption	6.6	B7			P44
	Make Contribution to Social and Public Welfare Undertakings	6.8			S4.10 S4.11 S4.13-S4.15	P45
Outlook of 2019					A1	P46
Written Comments on Assessment of Corporate Social Responsibility Report					A2	P47
Index					A3	P51
Briefing of this report						P53
Form of Readers' Feedback					A4	P54

2018 SPC Report on Corporate Social Responsibility 52

Briefing of this report

Report release cycle

Once every year

Eleventh report of social responsibility

Present report is the eleventh report on enterprise social responsibility released by SPC, which includes the efforts and achievements made and scored by SPC in terms of economy, environment and society for sustainable development in 2018.

Time frame of the report

This report was developed on the basis of the data ranging from January 2018 to December 2018. However, we also adopted the data of the past three years since 2016 for certain quantity of achievements, so as to reflect the variation tendency in time.

Key topics

SPC practice of corporate social responsibility

Reference standards of the report

References are made to the Guidelines on Enterprise Social Responsibility (SEO-CSR1.0) issued by Shanghai Federation of Economic Organization, ISO26000: Guidelines on Social Responsibility (2010) issued by International Standardization Organization, the Guidelines for Environment, Society and Management Report issued by the Stock Exchange of Hong Kong Limited and Guidelines for Release of Report on Sustainable Development of Petroleum and Natural Gas Industry issued by the International Association of Environmental Protection in Petroleum Industry.

Reliability guarantee of the report

Present report does not contain intentionally fictitious fact, misleading statement or omission of major events and we guarantee its accuracy and authenticity.

Data sources

All data of the report are sourced from SPC official documents and statistical reports and have been reviewed by competent authorities.

Abbreviations of the report

SPC and the Company as mentioned in the report refer to Sinopec Shanghai Petrochemical Co., Ltd.

Scope of the report

The scope is consistent with SPC business coverage area.

Improvement of the report

We aim to facilitate dialogue through the report, interpret the value and impact brought about by SPC's fulfillment of social responsibilities and jointly discuss with stakeholders about the opportunities and challenges faced by us in the course of development and then seek solutions. We appreciate your comments and recommendations on improvement of the report.

Ways to access to the report and extended reading

You can also read the electronic version of this report by visiting the website (http://www.spc.com.cn).

53 2018 SPC Report on Corporate Social Responsibility

Form of Readers’ Feedback Dear readers: We appreciate your reading of 2018 SPC Report on Social Responsibility. We attach great importance to and expect your feedback or comments about SPC sustainable development and this report. Your comments and recommendations are important references for us to improve the performance of social responsibility. You can send your feedback to us by mail, email or fax. We warmly welcome and sincerely appreciate your precious comments. Name: Company: Contact number: Email: Your assessment of our report: Your assessment of this report Excellent Good Average Poor How do you like the rationality of the structure of this report? ? ? ? ? Can you understand SPC concept of social responsibility and characteristics ? ? ? ? of practice? Is this report reader friendly and readable? ? ? ? ? How do you like the content arrangement and format design of this report? ? ? ? ? What is your overall assessment of this report? ? ? ? ? Your recommendations on SPC Report on Corporate Social Responsibility: Your recommendations on SPC sustainable development: You can contact us at: Address: 48 Jinyi Road, Jinshan District, Shanghai 200540, China Telephone: 86-21-57941941 Fax: 86-21-57940050 Email box: spc@spc.com.cn 2018 SPC Report on Corporate Social Responsibility 54

Sinopec Shanghai Petrochemical Company Limited Address: 48 Jinyi Road, Jinshan District, Shanghai, PRC Tel: 86-21-57941941 Fax: 86-21-57942267 Website: www.spc.com.cn E-Mail: spc@spc.com.cn Postal Code: 200540